Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

AND INDEPENDENT AUDITOR’S REPORT

Audit•Tax•Consulting•Financial Advisory

Independent Auditor’s Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the related separate statements of comprehensive income, changes in equity and cash flows, all expressed in Korean won, for the years ended December 31, 2011 and 2010, respectively. The Company’s management is responsible for the preparation and fair presentation of the separate financial statements and our responsibility is to express an opinion on these separate financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 21, 2012

Notice to Readers

This report is effective as of March 21, 2012, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditor’s report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

	December 31, 2011	December 31, 2010	January 1, 2010
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 28)	33,538	65,346	23,267
Loans and receivables (Notes 4, 6, 7 and 28)	36,691	31,131	170,025
Investments in subsidiaries and associates (Note 8)	17,825,203	17,383,228	17,350,078
Fixed assets (Notes 9 and 27)	515	593	684
Intangible assets (Note 10)	29	34	23
Deferred tax assets (Note 24)	2,158	1,128	—
Other assets (Notes 11, 13 and 28)	204,871	127,448	1,172

Total assets	18,103,005	17,608,908	17,545,249

LIABILITIES
Borrowings (Note 12)	—	—	60,000
Debentures (Notes 4, 7 and 12)	3,653,968	3,654,843	3,744,156
Retirement benefit obligation (Notes 13 and 28)	—	—	661
Current tax liability (Note 24)	201,361	124,079	—
Other financial liabilities (Notes 7, 14 and 28)	30,632	23,889	19,285
Other liabilities (Note 14)	2,823	1,926	385

Total liabilities	3,888,784	3,804,737	3,824,487

EQUITY
Common stock (Note 15)	4,030,077	4,030,077	4,030,077
Hybrid securities (Note 16)	309,010	—	—
Capital surplus (Note 15)	109,026	109,025	109,025
Other equity (Note 17)	(14)	(18)	(18)
Retained earnings (Note 18)	9,766,122	9,665,087	9,581,678

Total equity	14,214,221	13,804,171	13,720,762

Total liabilities and equity	18,103,005	17,608,908	17,545,249

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
	(Korean Won in millions, except for earning per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 28)
Interest income	8,028	8,999
Interest expense	222,337	244,935

	(214,309)	(235,936)

NET FEES INCOME (Note 20 and 28)
Fees income	65,698	35,626
Fees expense	7,846	5,644

	57,852	29,982

DIVIDEND INCOME (Notes 21 and 28)	516,008	407,130
REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS (Note 22)	1	843
OTHER NET OPERATING EXPENSES (Notes 23 and 28)	(56,102)	(39,137)

OPERATING INCOME (Note 26)	303,450	162,882
INCOME BEFORE INCOME TAX	303,450	162,882
INCOME TAX EXPENSE (INCOME) (Note 24)	(1,030)	(1,128)

NET INCOME	304,480	164,010

OTHER COMPREHENSIVE INCOME, NET OF TAX	—	—

COMPREHENSIVE NET INCOME	304,480	164,010

EARNING PER SHARE (Note 25)
Basic and diluted earning per share	375	203

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common	Hybrid	Capital	Other	Retained
	stock	securities	surplus	equity	earnings	Total
	(Korean Won in millions)
January 1, 2010	4,030,077	—	109,025	(18)	9,581,678	13,720,762
Dividends	—	—	—	—	(80,601)	(80,601)
Net income	—	—	—	—	164,010	164,010

December 31, 2010	4,030,077	—	109,025	(18)	9,665,087	13,804,171

January 1, 2011	4,030,077	—	109,025	(18)	9,665,087	13,804,171
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(1,942)	(1,942)
Net income	—	—	—	—	304,480	304,480
Issue of hybrid securities	—	309,010	—	—	—	309,010
Disposal of treasury stock	—	—	1	4	—	5

December 31, 2011	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Years ended December 31
	2011	2010
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	304,480	164,010
Adjustment to net income:	(302,729)	(172,322)
Income tax expense (income)	(1,030)	(1,128)
Interest income	(8,028)	(8,999)
Interest expense	222,337	244,935
Dividend income	(516,008)	(407,130)
Depreciation	294	264
Amortization	5	8
Retirement benefit	2,263	981
Reversal of impairment loss on credit loss	(1)	(843)

Changes in operating assets and liabilities:	121,757	142,176
Decrease in loans and receivables	119,481	141,856
Decrease (increase) in other assets	1,037	(2,064)
Decrease in retirement benefit obligation	(2,276)	(1,776)
Increase in other financial liabilities	3,782	2,619
Increase (decrease) in other liabilities	(267)	1,541

Cash received from operating activities:	180,522	174,081
Payment of income tax	(124,078)	—
Interest income received	7,067	6,880
Interest expense paid	(218,475)	(239,929)
Dividend income received	516,008	407,130

Net cash provided by operating activities	306,591	308,355

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Years ended December 31
	2011	2010
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments in subsidiaries and associates	441,970	33,150
Acquisition of fixed assets	216	172
Acquisition of intangible assets	—	19

Net cash used in investing activities	(442,186)	(33,341)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	1,186,280	797,666
Increase in borrowings	10,000	100,000
Issue of hybrid securities	309,010	—
Redemption of debentures	(1,190,000)	(890,000)
Redemption of borrowings	(10,000)	(160,000)
Payment of dividends	(201,503)	(80,601)

Net cash provided by (used in) financing activities	103,787	(232,935)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(31,808)	42,079
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	65,346	23,267

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	33,538	65,346

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 133 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of December 31, 2011.

As its incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2011, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation of financial statements

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying separate financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the separate statements of financial position as of January 1, 2010 (date of transition) and December 31, 2010, and the separate statements of comprehensive income for the year ended December 31, 2010 of the Company is provided in Note 30 “Transition Effects of K-IFRS.”

The Company maintains its official accounting records in Korean Won and prepares separate financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

Major accounting policies used for the preparation of the separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the separate financial statements for the current period and accompanying comparative period.

The Company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and financial assets. The historical cost is generally measured by fair value of acquired assets.

The Company is measuring items in financial statements by using the currency functional currency in the major economic environment in which operating activities occur, and the functional currency is Korean Won.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. It will be applied for annual periods beginning on or after July 1, 2011.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment are presumed to be recovered through sale for the purposes of measuring deferred taxes. It will be applied for annual periods beginning on or after January 1, 2011.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relates to eliminate on of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1113 Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company anticipates that the amendments and enactment listed above may not have significant impact on the Company’s financial statements.

On the other hand, the separate financial statements are approved by the board of directors is on March 8, 2012.

(2)	Investment in subsidiaries, jointly controlled entities and associates

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements, K-IFRS 1028 Investments in Associates and K-IFRS 1031 Interests in Joint Ventures. The separate financial statements present the investment in subsidiaries, jointly controlled entities or associates, based on the acquisition cost. The Company accounts for the investments in subsidiaries, jointly controlled entities or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, jointly controlled entities or associates in net income in the separate financial statements when its right to receive the dividend is established.

When there is indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of fair value less costs to sell and value in use) with its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

(3)	Fixed Assets

Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful lives
Structures in leased office	5 years
Properties for business purposes	5 years

The Company assesses the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(4)	Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(5)	Impairment of non-financial assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is measured by the higher of net fair value less costs to sell and utility value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(6)	Financial assets and financial liabilities

1) Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, available-for-sale (“AFS”) financial assets and held-to-maturity (“HTM”) financial assets.

a) Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•

it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

c) AFS financial assets

Non –derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at FVTPL; or loans and receivables are classified as at AFS.

d) HTM financial assets

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2) Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.

a) Financial liabilities at FVTPL

Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

b) Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3) Recognition and Measurement

The Company recognizes a financial asset at trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition and transaction costs that are directly attributable to the acquisition (issuance) are added to or deducted from the fair value. Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in net income and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.

Dividends income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Company’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to net income.

4) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented net in the separate statements of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8)	Impairment of the financial assets

1) Assets measured at amortized costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.

The criteria used to determine whether there is loss event include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization;

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Company assesses whether loss event exists individually, and it assesses either individually or collectively for impairment of financial assets that are not significant. If there is no loss event exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) need to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income.

2) AFS financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost is an objective evidence of impairment. The Company recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. For AFS equity instruments, impairment losses recognized in net income are not reversed through net income. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(9)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(10)	Equity

Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.

When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax) is included in equity attributable to the Company’s shareholders.

(11)	Fee income

The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.

(12)	Income tax expense

Income tax consists of current and deferred income tax. Income tax is recognized in net income except when it relates to elements recognized in other comprehensive income or directly in equity. Current income tax liabilities (assets) is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date—the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled—or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.

In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.

(13)	Employee benefits

1) Short-term employee benefits

The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Company may have no legal obligation to pay a bonus, considering some cases, the Company has a practice of paying bonuses. In such cases, the Company has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

2) Retirement benefits

The Company operates defined benefit plans.

For defined benefit plans, the liability recognized in the separate statements of financial position is the present value of the current defined benefit obligation at the date of the separate statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries using the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.

(14)	Interest income and expense recognition

Interest income and expense from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost, are recognized on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(15)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Income taxes

The Company estimates income tax provision based on its operating activities through December 31, 2011 as current and deferred income taxes. The actual income taxes payment may differ from the income tax provision recognized and the difference could be material.

(2)	Fair value of financial instruments

The fair value of financial instruments that are not traded in active markets is measured by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and makes assumptions based on the market conditions as of December 31, 2011.

(3)	Impairment loss on financial assets

The Company recognizes impairment losses on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or to manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss. The Company uses credit rating model to assess the possibility of counterparty’s default risk and when assessing the obligor’s credit grade, the Company utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’s judgment.

2) Credit line management

The Company establishes the appropriate credit line per co-obligor, company and industry to manage credit risk and considers the management of co-obligors, total exposures and loan portfolios when a loan is approved.

3) Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Company has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4) Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	December 31, 2011
	Banks	Companies	Total
Loans neither overdue nor impaired	34,178	2,517	36,695
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	34,178	2,517	36,695

Provisions for bad debts	—	4	4

Net amount	34,178	2,513	36,691

	December 31, 2010
	Banks	Companies	Total
Loans neither overdue nor impaired	29,774	1,363	31,137
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	29,774	1,363	31,137

Provisions for bad debts	—	6	6

Net amount	29,774	1,357	31,131

	January 1, 2010
	Banks	Companies	Total
Loans neither overdue nor impaired	30,861	140,013	170,874
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	30,861	140,013	170,874

Provisions for bad debts	—	849	849

Net amount	30,861	139,164	170,025

Above financial assets are all maintained at or above the permissible level of credit rating.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks: measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Company uses both a standard model and an internal model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk.

3) Risk limit management

As of December 31, 2011 and 2010 and January 1, 2010, the Company is not exposed to market risk in connection with trading activities.

4) Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of December 31, 2011 and 2010 and January 1, 2010, the Company is exposed only to interest rate risk from non- trading activities.

Based on market risk sensitivity analysis of non- trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

December 31, 2011		December 31, 2010		January 1, 2010
EaR	VaR	EaR	VaR	EaR	VaR
(18,863)	(157,009)	(22,702)	(168,350)	(14,597)	(138,619)

5) Other market risk

The Company’s Cash flows maturities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows: (Unit: Korean Won in millions):

		Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years
December 31, 2011	Loans and receivables	1,040	—	—	—	1,040	—
	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456

December 31, 2010	Loans and receivables	1,044	—	—	—	1,044	—
	Debentures	4,153,983	50,596	368,866	263,363	570,492	2,900,666

January 1, 2010	Loans and receivables	150,740	—	—	—	104,376	46,364
	Debentures	4,326,752	59,732	309,422	355,739	390,966	3,210,893

Cash flows in the table above include both principal and interest.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. All assets and liabilities on the separate statements of financial position and derivative financial instruments off-balance sheet are subject to liquidity risk management.

Assets and liabilities are grouped by respective accounts under Asset Liability Management (“ALM”) in accordance with the characteristics of the accounts. The Company manages liquidity risk by identifying the maturity gap and gap ratio through various cash flows analysis (i.e. based on remaining maturity, contract period, etc.); while maintaining the gap ratio at or below the an set limit.

2) Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, according to the remaining maturity as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (Unit: Korean Won in millions):

		Total		Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years
December 31, 2011	Debentures	(Won)	4,106,100	146,424	264,676	290,978	237,566	3,166,456
	Other financial liabilities		30,632	30,632	—	—	—	—

December 31, 2010	Debentures		4,153,983	50,596	368,866	263,363	570,492	2,900,666
	Other financial liabilities		23,889	23,889	—	—	—	—

January 1, 2010	Debentures		4,326,752	59,732	309,422	355,739	390,966	3,210,893
	Other financial liabilities		19,285	19,285	—	—	—	—

Above maturity analysis assumes that the contractual maturity is the same as the expected maturity and includes both principal and interest cash flows.

(4)	Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for bad debt’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for bad debt’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

December 31, 2011		December 31, 2010		January 1, 2010
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
27.33%	125.38%	27.56%	125.93%	27.87%	126.45%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Demand deposit	33,538	65,346	23,267

6. LOANS AND RECEIVABLES

(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Deposits	—	98	—
Loans	1,000	1,000	140,000
Provisions for bad debts	(5)	(6)	(849)
Receivables	1,460	413	81
Accrued income	57	40	13
Telex and telephone subscription rights	—	25	25
Refundable rent deposits	36,175	32,502	31,604
Present value discount on refundable deposits	(1,996)	(2,941)	(849)

	36,691	31,131	170,025

(2) Details of changes in provisions for bad debts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	6	849
Reversal	(1)	(843)

Ending balance	5	6

7. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		December 31, 2011		December 31, 2010		January 1, 2010
		Fair Value	Book Value	Fair Value	Book Value	Fair Value	Book Value
Financial assets	Loans and receivables (*1)	36,691	36,691	31,131	31,131	170,025	170,025
Financial liabilities	Debentures	3,758,636	3,653,968	3,798,124	3,654,843	3,850,788	3,744,156
	Other financial liabilities (*1)	30,632	30,632	23,889	23,889	19,285	19,285

		3,789,268	3,684,600	3,822,013	3,678,732	3,870,073	3,763,441

(*1)	As the Company considers the difference between the book value to be no significant differences, it uses book value the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	As of	December 31, 2011		December 31, 2010		January 1, 2010
			Owner- Ship (%)	Carrying value	Owner- Ship (%)	Carrying value	Owner- Ship (%)	Carrying value
Woori Bank	Korea	Dec. 31	100.0	13,621,824	100.0	13,621,824	100.0	13,621,824
Kwangju Bank (*1)	"	Dec. 31	100.0	976,291	99.9	976,284	99.9	976,284
Kyongnam Bank (*1)	"	Dec. 31	100.0	1,443,662	99.9	1,443,661	99.9	1,443,661
Woori FIS Co., Ltd. (*2)	"	Dec. 31	100.0	15,013	100.0	15,013	100.0	15,013
Woori Investment Securities Co., Ltd. (*3)	"	Mar. 31	37.9	1,036,749	35.0	754,782	35.0	754,782
Woori F&I Co., Ltd. (*3)	"	Dec. 31	100.0	206,563	100.0	166,563	100.0	166,563
Woori Asset Management Co., Ltd.	"	Mar. 31	100.0	67,456	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd. (*3)	"	Dec. 31	100.0	34,246	100.0	24,246	100.0	24,246
Woori Financial Co., Ltd.	"	Dec. 31	52.5	207,346	52.5	207,346	52.5	207,346
Woori Aviva Life Insurance Co., Ltd. (*4)	"	Mar. 31	51.6	106,053	51.6	106,053	51.0	72,903
Woori FG Savings Bank (*5)	"	Jun. 30	100.0	110,000	—	—	—	—

				17,825,203		17,383,228		17,350,078

(*1)	Became 100% ownership interest due to additional acquisition for the year ended December 31, 2011.
(*2)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. on May 1, 2011.
(*3)	The Company increased its ownership interests, as the investee increased its capital in cash.
(*4)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.
(*5)	Woori FG Savings Bank, a 100% owned subsidiary, was established in 2011.

9. FIXED ASSETS

(1) Details of fixed assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,688	539	2,227
Accumulated depreciation	(1,358)	(354)	(1,712)

	330	185	515

	December 31, 2010
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,699	433	2,132
Accumulated depreciation	(1,243)	(296)	(1,539)

	456	137	593

	January 1, 2010
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,610	384	1,994
Accumulated depreciation	(1,058)	(252)	(1,310)

	552	132	684

(2) Details of changes in fixed assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Beginning balance	456	137	593
Acquisition	111	105	216
Depreciation	(237)	(57)	(294)

Ending balance	330	185	515

	For the year ended December 31, 2010
	Properties for business purposes	Structures in leased office	Total
Beginning balance	552	132	684
Acquisition	123	49	172
Depreciation	(219)	(44)	(263)

Ending balance	456	137	593

10. INTANGIBLE ASSETS

(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated depreciation	(36)	(94)	—	(130)

	1	13	15	29

	December 31, 2010
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated depreciation	(35)	(90)	—	(125)

	2	17	15	34

	January 1, 2010
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	88	15	140
Accumulated depreciation	(34)	(83)	—	(117)

	3	5	15	23

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	2	17	15	34
Amortization	(1)	(4)	—	(5)

Ending balance	1	13	15	29

	For the year ended December 31, 2010
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	3	5	15	23
Acquisition	—	19	—	19
Amortization	(1)	(7)	—	(8)

Ending balance	2	17	15	34

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses	2,285	3,236	1,172
Plan assets (Note 13)	13	134	—
Payment in suspense	48	—	—
Consolidated corporate taxes asset	202,525	124,078	—

	204,871	127,448	1,172

12. DEBENTURES AND BORROWINGS

(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	December 31, 2011	December 31, 2010	January 1, 2010
Series 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010	—	—	250,000
Series 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010	—	—	250,000
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012	250,000	250,000	250,000
Series 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010	—	—	130,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012	140,000	140,000	140,000
Series 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011	—	160,000	160,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	170,000	170,000	170,000
Series 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011	—	200,000	200,000
Series 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010	—	—	50,000
Series 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011	—	250,000	250,000
Series 23-1st bonds	Dec. 9, 2008	8.13	Dec. 9, 2010	—	—	210,000
Series 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011	—	530,000	530,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000	60,000
Series 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011	—	50,000	50,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012	100,000	100,000	100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000	300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012	220,000	220,000	220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000	80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012	60,000	60,000	60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	30,000	30,000	—
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000	—
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug, 3, 2013	50,000	50,000	—
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug, 3, 2015	250,000	250,000	—
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000	—
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000	—
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	—	—
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	—	—
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	—	—
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	—	—
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	—	—
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	—	—
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	—	—
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	—	—
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	—	—

				3,660,000	3,660,000	3,750,000
Less: discounts on bonds payable				(6,032)	(5,157)	(5,844)

Total				3,653,968	3,654,843	3,744,156

All debentures above are to be paid in full at maturity.

(2)	Details of the Company’s line of credits are as follows. In addition, as of December 31, 2011, December 31, 2010 and January 1, 2010, there is no outstanding amount from the line of credit. (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit	December 31, 2011	December 31, 2010	January 1, 2010
Hana Bank	CD(3M)+2.00	Nov. 30, 2012	100,000	—	—	50,000
Kookmin Bank	CD(3M)+1.65	Nov. 30, 2012	150,000	—	—	10,000

			250,000	—	—	60,000

13. RETIREMENT BENEFIT OBLIGATION

(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	December 31, 2011(*)	December 31, 2010(*)	January 1, 2010
Retirement benefit obligation	5,194	3,544	2,075
Fair value of plan assets	(5,207)	(3,678)	(1,414)

	(13)	(134)	661

(*)	Excess of the fair value of plan assets over retirement benefit obligation is recorded as on other asset. (Note 11)

(2) Changes of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	3,544	2,075
Current service cost	1,354	610
Interest expense	165	82
Actuarial loss	867	370
Retirement benefit paid	(898)	(602)
Transfer from related parties	162	1,009

Ending balance	5,194	3,544

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	3,678	1,414
Expected gain on plan assets	146	78
Actuarial gain (loss)	(23)	3
Employer’s contributions	1,985	2,249
Retirement benefit paid	(579)	(66)

Ending balance	5,207	3,678

(4) Plan assets are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Equity instruments	77	107	98
Deposits	5,130	3,571	1,316

	5,207	3,678	1,414

(5) The amounts recorded in profit operating income as retirement benefit plan are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Current service cost	1,354	610
Interest expense	165	82
Expected gain on plan assets	(146)	(78)
Actuarial loss	890	367

	2,263	981

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate	4.47%	5.23%	6.04%
Inflation rate	3.00%	3.00%	3.00%
Expected rate of return on plan assets	4.24%	5.60%	6.14%
Future wage growth rate	5.34%	5.34%	5.34%

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Other financial liabilities:
Accounts payables	2,623	2,102	758
Accrued expenses	25,913	21,701	18,451
Dividends payables	1,942	—	—
Withholdings	154	86	76

Total	30,632	23,889	19,285

Other liabilities:
Withholding taxes	1,537	1,796	30
Consolidated corporate taxes liabilities	1,164	—	—
Others	122	130	355

Total	2,823	1,926	385

15. CAPITAL STOCK AND SURPLUS

(1) The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	December 31, 2011	December 31, 2010	January 1, 2010
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares	806,015,340 shares

(2) Details of capital surplus are as follows (Unit: Korean Won in millions)

	December 31, 2011	December 31, 2010	January 1, 2010
Capital in excess of par value	109,025	109,025	109,025
Other capital surplus	1	—	—

	109,026	109,025	109,025

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	Amount
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000
Issuing expense				(990)

				309,010

Although these instruments have a contractual maturity date, November 22, 2041 and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. In addition, the Company has the ability to not pay dividends on ordinary stock and there are no other agreements that would require the Company to pay interest on the hybrid securities.

17. OTHER EQUITY

As of December 31, 2011, December 31, 2010 and January 1, 2010, the Company holds 1,999 shares (14 million), 2,561 shares (18 million) and 2,560 shares (18 million) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

18. RETAINED EARNINGS

(1) Retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Earned surplus reserve	1,005,401	885,903	783,301
Voluntary reserve	8,256,000	7,379,000	6,539,000
Retained earnings carried forward	504,721	1,400,184	2,259,377

	9,766,122	9,665,087	9,581,678

(2) In accordance with the Regulations for Supervision of Financial holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such difference as regulatory planned reserve for bad debts.

(3) Regulatory planned reserve for bad debt reserve is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010
Reserves for bad debts	8	1

(4) Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the years ended December 31
	2011	2010
Reserve provided	7	1
Net income after the reserve provide	304,473	164,009
Earnings per share after the reserve provided (*)	375	203

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

(5) Appropriations of retained earnings are as follows (Unit: Korean Won in millions):

	Year ended December 31
	2011	2010
RETAINED EARNINGS
BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	202,183	681
Accumulation effect due to accounting changes (*)	—	1,235,493
Dividends on hybrid securities	(1,942)	—
Net income	304,480	164,010

	504,721	1,400,184

APPROPRIATIONS:
Legal reserve	30,448	119,498
Reserves for bad debts	8	—
Cash dividends
(Dividends per common stock: 250 (5.0%) and 250 (5.0%) in 2011 and 2010, respectively)	201,503	201,503
Voluntary reserve	272,000	877,000

	503,959	1,198,001

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	762	202,183

Due to appropriation of retained earnings above on current period is March 30, 2012. And fixed date of appropriation on previous period was March 25, 2011.

(*)	In accordance with previous Korean GAAP (“K-GAAP”), the appropriation of retained earnings for the previous period was approved through the general shareholders' meeting held on March 25, 2011. Accumulation effect due to accounting changes are considered in the adjusted effect of accounting policy due to the adoption of K-IFRS.

(6) Dividend ratios are as follows:

	Year ended December 31
	2011	2010
The number of issued shares	806,015,340	806,015,340
The number of treasury stocks	(1,999)	(2,561)
Shares subject to dividend	806,013,341	806,012,779

Dividend per share	250	250
Par value	5,000	5,000
Dividend ratio per share	5.0%	5.0%

Gross dividend	201,503 million	201,503 million
Net income	304,480 million	164,010 million
Dividend to net income ratio	66.18%	122.86%

19. NET INTEREST INCOME (EXPENSE)

Occurred interest incomes and expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Interest income
Interest on due from banks	6,771	3,583
Interest on loans	50	4,860
Interest on others	1,207	556

Total	8,028	8,999

Interest expense
Interest expense on borrowings	35	905
Interest expense on debentures	222,302	244,030

Total	222,337	244,935

No financial asset impairment occurred for the years ended December 31, 2011 and 2010, respectively. As a result, all interest incomes were incurred from performing financial assets.

20. NET FEES INCOME (EXPENSE)

Occurred fees incomes and expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Fees income
Brand royalty income	65,698	35,626
Fees expense
Fee for legal advice	1,714	15
Other fees expense	6,132	5,629

Total	7,846	5,644

21. DIVIDEND INCOME

Occurred dividend income is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Woori Bank	387,725	286,149
Kwangju Bank	36,912	18,579
Kyungnam Bank	50,503	58,050
Woori Investment Securities Co., Ltd.	13,897	16,214
Woori F&I Co., Ltd.	20,220	14,802
Woori Asset Management Co., Ltd.	1,673	9,327
Woori Financial Co., Ltd.	5,078	4,009

Total	516,008	407,130

22. IMPAIRMENT LOSS ON CREDIT LOSS (REVERSAL)

Impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Bad debt expenses	—	—
Reversal of provision for bad debts	(1)	(843)

23. OTHER NET OPERATING INCOME (EXPENSE)

(1) Details of other operating incomes and expenses as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Other operating incomes:
Miscellaneous income	413	97
Other operating expenses:
Donation	6,710	3,758
Miscellaneous loss	13	880
Administrative expenses	49,792	34,596

Total	(56,102)	(39,137)

(2) Administrative expenses occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Short term employee benefits	22,003	17,148
Retirement benefit	2,263	981
Fringe benefits	2,901	2,191
Traveling expenses	1,009	814
Compensation of actual expense	1,480	1,066
Rent	1,553	810
Maintenance expense	860	843
Depreciation	294	263
Amortization	5	8
Operating promotion expenses	2,142	1,914
Advertising	9,056	4,327
Taxes and dues	194	193
Insurance premiums	338	382
Others	5,694	3,656

Total	49,792	34,596

24. INCOME TAX EXPENSE (INCOME)

(1) Income tax expense (income) are as follows (Korean Won in millions):

	For the years ended December 31
	2011	2010
Current income tax currently payable	—	—
Changes in deferred income taxes due to temporary differences (*1)	1,030	1,128

Income tax expense	1,030	1,128

(*1) Deferred income tax assets at the end of period	2,158	1,128
Deferred income tax assets at the beginning of period	1,128	—

Changes in deferred income taxes due to temporary differences	1,030	1,128

(2) Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	For the years ended December 31
	2011	2010
Income before income tax	303,450	162,882
Tax calculated at statutory tax rate of 24.2%	73,407	39,389
Tax effect on reconciling items:
Non-taxable income (411,867 and 294,511 as of December 31, 2011 and 2010, respectively)	(99,633)	(71,220)
Non-deductible expenses (1,479 and 3,535 as of December 31, 2011 and 2010, respectively)	358	855
Others (effect of tax rate changes and the rest)	24,838	29,849

Income tax expense (income)	(1,030)	(1,128)

Effective tax rate	—	—

(3) Details of temporary differences and tax loss carry-forwards are as follows (Korean Won in millions):

	January 1, 2011	Decrease (*1)	Increase (*1)	December 31, 2011
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	3,673	3,673	6,775	6,775
Retirement benefit obligation	2,426	642	998	2,782
Plan assets	(2,609)	(642)	(828)	(2,795)
Depreciation	(166)	2	221	53
Provisions	1	1	—	—
Others	1,435	1,435	—	—
Dividend payable	—	—	1,942	1,942
Unpaid donation	—	—	159	159
Tax loss carry-forwards	241,730	56,965	—	184,765

Total	(8,680,827)	62,076	9,267	(8,733,636)

Unrecognized amount (*2)	(8,685,587)			(8,742,552)
Recognized amount	4,760			8,916
Deferred tax assets	1,128			2,158

	January 1, 2010	Decrease (*1)	Increase (*1)	December 31, 2010
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	2,425	2,425	3,673	3,673
Retirement benefit obligation	1,559	(34)	833	2,426
Plan assets	(1,414)	(66)	(1,261)	(2,609)
Depreciation	(263)	(268)	(171)	(166)
Provisions	149	149	1	1
Others	—	—	1,435	1,435
Tax loss carry-forwards	508,146	266,416	—	241,730

Total	(8,416,715)	268,622	4,510	(8,680,827)

Unrecognized amount (*2)	(8,416,715)			(8,685,587)
Recognized amount	—			4,760
Deferred tax assets	—			1,128

(*1)	Reflected the adjustment based on the reported tax returns.
(*2)	Deferred income tax liabilities arising from the temporary differences of 8,927,317 million as of December 31, 2011 and 2010, respectively, were not recognized in investments in subsidiaries and associates where the Company is able to control the timing of the reversal of the difference and it is uncertain that the reversal will not occur in the foreseeable futures. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of 184,765 million and 241,730 million as of December 31, 2011 and 2010, respectively.

(4) Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019	(*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on reported tax returns.
(*2)	As a result of revision on the Corporate Income Tax Law, expiration of unused tax loss carry-forward has extended to 10 years.

(5) The Company recorded the consolidated tax payables and other receivables amounting to 201,361 million and 124,078 million to be paid on behalf of the subsidiaries as of December 31, 2011 and 2010, respectively.

25. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the years ended December 31
	2011	2010
Net income on common shares	304,480	164,010
Dividend on hybrid securities	(1,942)	—
Net income attributable to common shareholders	302,539	164,010
Weighted average number of common shares outstanding	806,012,901 shares	806,012,779 shares
Basic EPS	375	203

Meanwhile, as there is no dilution effect for the years ended December 31, 2011 and 2010, respectively, the Company’s diluted EPS is equal to its common earnings per share.

26. OPERATING INCOME (EXPENSE)

Income and expense items reclassified from other income and expense under K-GAAP, to operating income and expense under K-IFRS are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Miscellaneous income	413	97
Donations	6,710	3,758
Miscellaneous expense	13	880

27. INSURANCE

As of December 31, 2011, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is 50,000 million and 561 million, respectively.

28.	RELATED PARTY TRANSACTIONS

Significant balances as of December 31, 2011, December 31, 2010 and major transactions for the years ended December 31, 2011 and 2010 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1) Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit insurance corporation

Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Investment Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Private Equity Co., Ltd., Woori Financial Co., Ltd., Woori FG Savings Bank, Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia Ltd., Woori China Bank, Woori Russia Bank, P.T. Bank Woori Indonesia, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Futures Co., Ltd., Woori Investment Securities Int'l Ltd., Woori Investment Securities (H.K.) Ltd., Woori Investment Securities America Inc., MARS First Private Equity Fund, MARS INS First, MARS Second Private Equity Fund, Woori Investment Asia PTE Ltd., Woori Absolute Partners PTE Ltd., Woori Absolute Global Opportunity Fund, LG Investment Holding B.V. (Amsterdam) GG, Connacht Capital Market Investment, Woori Korindo Securities Indonesia, Woori CBV Securities Corporation, Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd., Two Eagles LLC, Woori EL Co., Ltd., Woori Investment Advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund, Woori AMC Co., Ltd., Woori Private Equity Fund, Woori Giant First Co., LLC.

Woori Bank principal and interest Trust and 2 principal and interest trusts, TY Second Asset Securitization Specialty and 46 SPCs, KTB Smart 90 Private Equity Securities 2nd and 50 beneficiary certificates.

Woori Aviva Life Insurance Co., Ltd., Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., Hyunjin Co.,Ltd, LIG E&C Co., Ltd, Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Woori Renaissance Holdings, Bonghwang Semiconductor Yuhan Gongsa, Sempio Foods Co., Ltd., Seoul Lakeside Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund I, United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 18 SPCs.

(2) Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		December 31, 2011	December 31, 2010	January 1, 2010
Receivables	Woori Bank	34,178	29,561	30,706	Leasehold deposits
		33,538	65,346	23,267	Cash and Cash equivalents
		—	98	—	Deposits
		53	40	13	Interest receivables
		1,997	2,941	849	Prepaid expenses
		197,939	112,994	12	Other assets
	Woori FIS	785	1,326	—	Other assets
	Woori PE	368	185	—	Other assets
	Woori Asset Management	—	1,045	—	Other assets
	Woori Financial	1,000	1,000	100,000	Loans
		4	—	—	Interest receivables
	Woori F&I	—	6,605	—	Other assets
		—	—	40,000	Loans
	Woori Credit Information	560	526	—	Other assets
	Woori AMC	2,305	1,397	—	Other assets
	Woori Saving FG	569	—	—	Other assets

		273,296	223,064	194,847

Payables	Woori Bank	483	369	246	Other payables
		5,207	3,678	1,414	Retirement plan assets
	Woori F&I	780	—	—	Other payables
	Woori Asset Management	382	—	—	Other payables
	Woori FIS	179	158	143	Other payables
	Woori Fund Service	2	—	—	Other payables

		7,033	4,205	1,803

(3) Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		December 31, 2011	December 31, 2010	January 1, 2010
Receivables	Woori Aviva Life Insurance Co., Ltd.	1,460	355	—	Other receivables

(4) Transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		For the years ended December 31
		2011	2010
Revenues	Woori Bank	52,751	29,461	Royalty
		5,234	2,735	Interest on deposits
		1,207	555	Interest related to leasehold deposits
		387,725	286,149	Dividends
		82	—	Other operating income
	Kyongnam Bank	1,570	699	Royalty
		890	688	Interest on deposits
		50,503	58,050	Dividends
	Kwangju Bank	1,049	470	Royalty
		648	241	Interest on deposits
		36,912	18,579	Dividends
	Woori Financial	489	194	Royalty
		50	4,465	Interest on loans
		5,078	4,009	Dividends
	Woori FIS	505	215	Royalty
		82	—	Other operating income
	Woori F&I	95	35	Royalty
		—	395	Interest on loans
		20,220	14,802	Dividends
	Woori Investment & Securities	8,103	4,191	Royalty
		13,897	16,214	Dividends
		77	—	Other operating income
	Woori Asset Management	70	34	Royalty
		1,673	9,327	Dividends
	Woori PE	12	3	Royalty
	Woori Futures	24	—	Royalty
	Woori AMC	8	—	Royalty
	Woori Credit Information	18	—	Royalty

		588,972	451,511

Expenses	Woori Bank	778	555	Maintenance expenses
		1,207	740	Rent
		744	81	Retirement benefit
		81	—	Service fees
	Woori Investment & Securities	48	—	Service fees
	Woori FIS	1,920	1,709	Service fees

		4,778	3,085

(5) Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2011	2010
Revenues	Woori Aviva Life Insurance Co., Ltd.	1,004	323	Royalty

(6) Compensation to managements are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Short-term employee benefit	4,461	3,625
Retirement benefit	227	230

	4,688	3,855

29. STATEMENTS OF CASH FLOW

The significant transactions without cash flows for the years ended December 31, 2011 and 2010 are as follows (Unit: Korean Won in million):

	For the years ended December 31
	2011	2010
Dividend payable	1,942	—

30. TRANSITION EFFECTS OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The separate statement of financial position as of December 31, 2010 and the separate statement of comprehensive income for the year ended December 31, 2010, which are comparatively presented, had been prepared in accordance with Korean GAAP but have been restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.

In connection with the opening K-IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:

(1) Significant differences between K-IFRS and Korean GAAP

At first time adoption of K-IFRS	K-IFRS	K-GAAP
Business combination	The Company elected not to apply K-IFRS 1103 Business Combinations retrospectively to past business combinations incurred prior to the transition date.	Not applicable

Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net carrying value.	Not applicable

Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero.’	Not applicable

Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

Derecognition of financial assets and liabilities	K-IFRS 1039 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of AFS financial assets or financial assets/liabilities at FVTPL is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

Restoration liabilities included in the cost of fixed assets	Changes in a restoration liability at the transition date are added to or deducted from the cost of fixed assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

At first time adoption of K-IFRS	K-IFRS	Korean GAAP
Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

Investment in subsidiaries, jointly controlled entities and associates	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net carrying value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Change of consolidation scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Business combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of goodwill	No amortization but impairment testing	Straight line method within 20 years

Derecognition of financial assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of financial instruments	Financial instruments classify financial assets at FVTPL (including items designated at FVTPL), AFS financial assets, HTM investments, loans and receivables. And financial liabilities consist of financial liabilities at FVTPL (including items designated at FVTPL) and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and HTM securities. Liabilities are classified into deposits, borrowings, debenture and other liabilities.

Measurement of financial instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. HTM financial assets and loans and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, AFS securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

At first time adoption of K-IFRS	K-IFRS	Korean GAAP
Provision for bad debts	Provision should be recorded when objective evidence of impairment exists.	Provision for doubtful accounts to cover estimated losses on loans, which is based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss provision established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of investment property	Property to earn rentals is treated as an investment property.	Property to earn rentals is treated as a fixed asset.

Evaluation of fixed asset and investment property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Changes in depreciation method	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently audited at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of retirement benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of provision for guarantee loss or amortized cost.	Not applicable

At first time adoption of K-IFRS	K-IFRS	Korean GAAP
Liability/Equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders.

Foreign currency translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.

(2) Reconciliations to K-IFRS from Korean GAAP

 Summary of the effects on the statement of financial position at January 1, 2010 (date of transition) (Unit: Korean Won in millions):

	Korean GAAP	Reclassifi- cations (A)	Adjustments (B)	Total (A)+(B)	K-IFRS	Ref.
Cash and cash equivalents	23,267	—	—	—	23,267
Loans and receivables	171,038	(865)	(148)	(1,013)	170,025	a
Investments in subsidiaries and associates	17,350,078	—	—	—	17,350,078
Fixed assets	415	—	269	269	684	b
Intangible assets	8	15	—	15	23	a
Other assets	322	850	—	850	1,172	a

Total assets	17,545,128	—	121	121	17,545,249

	Korean GAAP	Reclassifi- cations (A)	Adjustments (B)	Total (A)+(B)	K-IFRS	Ref.
Borrowings	60,000	—	—	—	60,000
Debentures	3,744,156	—	—	—	3,744,156
Retirement benefit obligation	762	—	(101)	(101)	661	c
Other financial liabilities	18,903	—	382	382	19,285	d
Other liabilities	385	—	—	—	385

Total liabilities	3,824,206	—	281	281	3,824,487

Common stock	4,030,077	—	—	—	4,030,077
Capital surplus	179,488	(70,463)	—	(70,463)	109,025	e
Other equity	1,165,172	(1,165,190)	—	(1,165,190)	(18)	f
Retained earnings	8,346,185	1,235,653	(160)	1,235,493	9,581,678

Total equity	13,720,922	—	(160)	(160)	13,720,762

Total liabilities and equity	17,545,128	—	121	121	17,545,249

a. Loans and receivables

Prepaid rental deposits of 850 million and membership deposits of 15 million under K-GAAP were reclassified into other assets and intangible assets under K-IFRS, respectively. A decrease of 148 million was attributable to the different amount of provisions for loans and receivables.

b. Fixed assets

Fixed assets under K-IFRS increased by 269 million due to the changes in the depreciation method.

c. Retirement benefit obligation

Provisions under K-IFRS decreased by 101 million due to the measurement of defined benefit obligations using the actuarial method.

d. Other financial liabilities

Accrued expenses increased by 382 million due to the recognition of annual leave compensation.

e. Capital surplus

By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under K-GAAP as of the transition date were regarded as deemed costs and the amount of 70,463 million in capital surplus, recorded using the equity method under K-GAAP, was transferred to retained earnings.

f. Other equity

By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under K-GAAP as of the transition date were regarded as deemed costs and the amount of 1,165,190 million in capital adjustment and other comprehensive income, recorded using the equity method under K-GAAP, was transferred to retained earnings.

‚ Summary of the effects on the financial position as of December 31, 2010 and total comprehensive income for the year ended December 31, 2010 (Unit: Korean Won in millions):

	Korean GAAP	Reclassifi- cations (A)	Adjustments (B)	Total (A)+(B)	K-IFRS	Ref.
Cash and cash equivalents	65,444	(98)	—	(98)	65,346	a
Loans and receivables	33,990	(2,858)	(1)	(2,859)	31,131	a, b, c
Investments in subsidiaries and associates	18,175,265	—	(792,037)	(792,037)	17,383,228	e
Fixed assets	420	—	173	173	593	d
Intangible assets	19	15	—	15	34	c
Other assets	125,808	3,075	(1,435)	1,640	127,448	c, f
Deferred tax asset	—	—	1,128	1,128	1,128	g

Total assets	18,400,946	134	(792,172)	(792,038)	17,608,908

Debentures	3,654,843	—	—	—	3,654,843
Retirement benefit obligation	50	134	(184)	(50)	—	f
Current tax liability	124,079	—	—	—	124,079
Other financial liabilities	23,889	—	—	—	23,889
Other liabilities	1,926	—	—	—	1,926
Deferred income tax liabilities	57,347	—	(57,347)	(57,347)	—	g

Total liabilities	3,862,134	134	(57,531)	(57,397)	3,804,737

Common stock	4,030,077	—	—	—	4,030,077
Capital surplus	158,608	(70,463)	20,881	(49,582)	109,025	e, g, h
Other equity	887,061	(1,165,191)	278,112	(887,079)	(18)	e, g, i
Retained earnings	9,463,066	1,235,654	(1,033,634)	202,020	9,665,087

Total equity	14,538,812	—	(734,641)	(734,641)	13,804,171

Total liabilities and equity	18,400,946	134	(792,172)	(792,038)	17,608,908

	Korean GAAP	Reclassifi- cations (A)	Adjustments (B)	Total (A)+(B)	K-IFRS	Ref.
Net interest income	(236,410)	474	—	474	(235,936)
Interest income	8,525	474	—	474	8,999	c
Interest expense	244,935	—	—	—	244,935

Net fees income	29,982	—	—	—	29,982
Dividends income	—	—	407,130	407,130	407,130	e
Reversal of impairment loss on credit loss	695	—	148	148	843	b
Other net operating expenses	(37,597)	(474)	(1,066)	(1,540)	(39,137)	c, d

Operating income (loss)	(243,330)	—	406,212	406,212	162,882
Share of profits of subsidiaries and associates	1,455,070	—	(1,455,070)	(1,455,070)	—	e

Net profit before taxes	1,211,740	—	(1,048,858)	(1,048,858)	162,882
Tax expense	16,761	—	(17,889)	(17,889)	(1,128)	g

Net profit	1,194,979	—	(1,030,969)	(1,030,969)	164,010
Other comprehensive income, net of tax	(267,723)	—	267,723	267,723	—

Total comprehensive net income (loss)	927,256	—	(763,246)	(763,246)	164,010

a. Cash and cash equivalents

Due from banks, amounting to 98 million, included in cash and cash equivalents under K-GAAP were reclassified into loans and receivables under K-IFRS.

b. Loans and receivables

Reversal of provision for receivables has increased by 148 million under K-IFRS, resulted in a difference in provision for bad debts and net assets by 1 million as of December 31, 2010.

c. Intangible assets and other assets

Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount amounting to 474 million was recorded as interest income and other operating income (administrative expenses). Prepaid rental deposits included in loans and receivables amounting to 2,941 million is reclassified into other assets, membership deposits amounting to15 million which is included in loans. Expense incurred in business acquisition is expensed under K-IFRS. As a result, other asset has decreased and other operating expense increased by 1,435 million

d. Fixed assets

Changes in the depreciation method increased retained earnings by 270 million at the date of transition and the variance in depreciation expense in 2010 decreased administrative expense by 97 million. As a result, net assets at December 31, 2010 increased by 173 million.

e. Investments in subsidiaries and associates

Investments in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under K-GAAP. Accordingly, the recognized gain or loss on equity method securities of 1,455,070 million, capital surplus of 1,581 million, retained earnings of 2,503 million and other capital of (-)259,986 million under K-GAAP were reversed under K-IFRS. In addition, dividends amounting to 407,130 million from those investment securities were recognized as dividends income and, therefore, the investments in subsidiaries and associates has decreased by 792,037 million.

f. Retirement benefit obligation and plan assets

Provisions under K-IFRS decreased by 184 million due to the measurement of defined benefit obligations using the actuarial method. In addition, 134 million of plan assets which is excess accumulation of retirement benefit obligation classified in other assets.

g. Deferred tax assets and liabilities

Deferred tax asset has increased by 1,128 million, and deferred tax liability have decreased by 57,347 million due to transition of K-IFRS. Additionally, capital surplus and other capitals have increased by 22,462 million and 18,126 million, respectively, and income tax expense has decreased by 17,889 million due to the tax effect charged to equity.

h. Capital surplus

Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of 70,463 million from capital surplus to retained earnings. Also, capital surplus decreased by 1,581 million due to loss on valuation using the equity method under Korean GAAP and increased by 22,462 million due to the related deferred tax effects.

i. Other equity

Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of 1,165,191million from capital adjustment and other comprehensive income to retained earnings. Also, other capital increased by 259,986 million due to gain on valuation using the equity method under Korean GAAP and increased by 18,126 million due to the related deferred tax effects.

(3) Details of cash flow adjustments

In accordance with K-IFRS, the Company adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income and current tax that were not presented separately under K-GAAP.

31. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements capital ratio, Return on Assets, General and administrative ratio, Non-performing loan rate and Adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and Implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

Internal Accounting Control System Review Report

English Translation of a Report Originally Issued in Korean

To Chief Executive Officer of

Woori Finance Holdings Co., Ltd.:

We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2011. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on the assessment of the operations of the IACS as of December 31, 2011, the Company’s IACS has been designed and is operating effectively as of December 31, 2011, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2011, and we did not review management’s assessment of its IACS subsequent to December 31, 2011. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

March 21, 2012

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2011 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of

Woori Financial Holdings Co.,Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of Woori Financial Holdings Co.,Ltd. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2011.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS standards.

March 8, 2012

/s/ Joon Ho Kim
Joon Ho Kim Internal Accounting Control Officer

/s/ Pal Seung Lee
Pal Seung Lee Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

AND INDEPENDENT AUDITOR’S REPORT

Audit•Tax•Consulting•Financial Advisory

Independent Auditor’s Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The financial statements consist of the consolidated statements of financial position as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows, all expressed in Korean Won, for the years ended December 31, 2011 and 2010, respectively. The Company’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2011, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice

March 21, 2012

Notice to Readers

This report is effective as of March 21, 2012, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditor’s report.

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND DECEMBER 31, 2011

	December 31, 2011	December 31, 2010	January 1, 2010
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	6,417,123	4,871,109	5,805,996
Financial assets at fair value through profit or loss (Notes 6, 7, 11 and 25)	25,600,231	22,183,761	25,151,525
Available-for-sale financial assets (Notes 8, 11, 17 and 44)	19,671,924	21,997,884	21,337,500
Held-to-maturity financial assets (Notes 9 and 11)	20,036,128	19,885,559	15,953,709
Loans and receivables (Notes 6, 10, 11, 17, 31, 43 and 44)	235,159,956	216,791,805	211,057,174
Investments in jointly controlled entities and associates (Note 12)	928,233	744,844	655,721
Investment properties (Notes 13 and 16)	498,999	643,271	746,126
Premises and equipment (Notes 14,16 and 17)	3,134,472	3,097,378	3,095,029
Intangible assets and goodwill (Notes 15 and 45)	447,891	295,136	315,187
Current tax assets (Note 40)	56,570	9,568	28,203
Deferred tax assets (Note 40)	79,980	58,705	74,101
Derivative assets (Notes 11 and 25)	326,840	131,511	107,490
Assets held for sale (Note 16)	56,243	87,926	28,423
Other assets (Notes 16, 18 and 44)	377,059	378,861	484,822

Total assets	312,791,649	291,177,318	284,841,006

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11,19 and 25)	9,621,546	8,838,281	10,415,070
Deposits due to customers (Notes 11, 20 and 44)	195,930,482	185,427,625	176,926,868
Borrowings (Notes 11 and 21)	34,666,709	34,265,662	32,455,007
Debentures (Notes 11 and 21)	29,265,833	29,110,640	32,573,979
Provision (Note 22)	892,308	761,055	693,521
Retirement benefit obligation (Note 23)	119,704	69,949	123,011
Current tax liabilities (Note 40)	274,257	173,960	127,871
Deferred tax liabilities (Note 40)	260,431	212,534	241,796
Derivative liabilities (Notes 11 and 25)	33,493	5,339	41,236
Other financial liabilities (Notes 11, 24, 43 and 44)	19,083,709	11,648,328	11,226,749
Other liabilities (Notes 24 and 44)	569,783	399,191	804,494

Total liabilities	290,718,255	270,912,564	265,629,602

EQUITY
Owners’ equity:	17,523,998	15,701,540	14,734,993
Capital stock (Note 27)	4,030,077	4,030,077	4,030,077
Hybrid securities (Note 28)	309,010	—	—
Capital surplus (Note 27)	175,768	180,105	180,473
Other equity (Note 29)	586,421	1,002,019	1,244,096
Retained earnings (Note 30)	12,422,722	10,489,339	9,280,347
Non-controlling interests	4,549,396	4,563,214	4,476,411

Total equity	22,073,394	20,264,754	19,211,404

Total liabilities and equity	312,791,649	291,177,318	284,841,006

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
	(Korean Won in millions, except per share data)
Net interest income (Notes 33 and 44)	7,262,045	6,423,145
Interest income	15,044,846	14,057,227
Interest expense	7,782,801	7,634,082

Net fees and commissions income (Notes 34 and 44)	1,195,492	1,115,774

Fees and commissions income	1,774,434	1,688,039
Fees and commissions expense	578,942	572,265

Dividends (Note 35)	203,005	200,780
Gain on financial instruments at FVTPL (Note 36)	119,403	39,074
Gain on available-for-sale financial assets (Note 37)	1,072,877	1,073,469
Gain on held-to-maturity financial assets	82	21
Impairment losses for loans, other receivables, guarantees and unused commitments (Note 38)	2,268,927	2,872,943
Other net operating expenses (Notes 39 and 44)	(4,423,304)	(3,910,451)

Operating income (Note 46)	3,160,673	2,068,869

Share of profits of jointly controlled entities and associates (Note 12)	16,700	29,926

Net income before income tax expense	3,177,373	2,098,795

Income tax expense (Note 40)	744,093	498,121

Net income	2,433,280	1,600,674

Net income attributable to owners	2,136,828	1,288,856
Net income attributable to non-controlling interests	296,452	311,818

Other comprehensive income (loss), net of tax	(385,374)	(235,991)

Loss on available-for-sale financial assets	(374,877)	(205,332)
Share of other comprehensive loss of jointly controlled entities and associates	(37,602)	(20,546)
Gain (loss) on overseas business translation	24,591	(18,826)
Gain on valuation of cashflow hedge	2,514	8,713

Total comprehensive income	2,047,906	1,364,683

Comprehensive income attributable to owners	1,729,658	1,051,725
Comprehensive income attributable to non-controlling interests	318,248	312,958

Basic and diluted earnings per share (Note 41)	2,649	1,599

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2010	4,030,077	—	180,473	1,244,096	9,280,347	14,734,993	4,476,411	19,211,404
Net income	—	—	—	—	1,288,856	1,288,856	311,818	1,600,674
Dividends	—	—	—	—	(80,601)	(80,601)	(41,339)	(121,940)
Changes in investment in consolidated subsidiaries	—	—	(368)	—	—	(368)	397	29
Variation of available-for-sale financial assets	—	—	—	(206,476)	—	(206,476)	1,144	(205,332)
Changes in equity of jointly controlled entities and associates	—	—	—	(21,111)	—	(21,111)	565	(20,546)
Cash flow hedge	—	—	—	(15,843)	—	(15,843)	(2,983)	(18,826)
Foreign currency translation	—	—	—	6,299	—	6,299	2,414	8,713
Changes in other equity	—	—	—	(4,946)	—	(4,946)	(983)	(5,929)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(14,585)	(14,585)
Dividends to hybrid securities	—	—	—	—	—	—	(169,645)	(169,645)
Others	—	—	—	—	737	737	—	737

December 31, 2010	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754

January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	2,136,828	2,136,828	296,452	2,433,280
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Paid in capital stock	—	—	(4,632)	—	—	(4,632)	355,418	350,786
Changes in investment in consolidated subsidiaries	—	—	295	—	—	295	(217)	78
Variation of available-for-sale financial assets	—	—	—	(403,737)	—	(403,737)	28,860	(374,877)
Changes in equity of jointly controlled entities and associates	—	—	—	(20,030)	—	(20,030)	(17,572)	(37,602)
Cash flow hedge	—	—	—	13,449	—	13,449	11,142	24,591
Foreign currency translation	—	—	—	3,149	—	3,149	(635)	2,514
Changes in other equity	—	—	—	(8,428)	—	(8,428)	(16,340)	(24,768)
Changes in equity of non-controlling interests	—	—	—	—	—	—	22,292	22,292
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)	(156,532)	(158,474)
Issue of hybrid securities	—	309,010	—	—	—	309,010	—	309,010
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(499,999)	(500,000)

December 31, 2011	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,433,280	1,600,674
Adjustments:
Income tax expense	744,093	498,121
Interest income	(15,044,846)	(14,057,227)
Interest expense	7,782,801	7,634,082
Dividend income	(203,005)	(200,780)
Impairment loss for loans, other receivables guarantees and unused commitments	2,268,927	2,872,943
Loss on disposal of investments in jointly controlled entities and associates	40	69
Depreciation and amortization	273,607	267,124
Loss on disposal of premises and equipment and other assets	6,247	8,055
Impairment loss of premises and equipment and other assets	18,875	15,331
Loss on transaction of derivatives	5,641	27,525
Loss on valuation of derivatives	8,378	24,670
Loss on fair value hedged Items	195,837	158,256
Provisions	59,260	117,531
Retirement benefits	153,167	125,235
Loss on valuation of investments in jointly controlled entities and associates	39,738	35,852
Loss on foreign exchange translation	35,226	63,830
Gain on disposal of available-for-sale financial assets	(1,072,877)	(1,073,469)
Gain on disposal of held-to-maturity financial assets	(82)	(21)
Gain on disposal of investments in jointly controlled entities and associates	(61,071)	(175)
Gain on disposal of premises and equipment and other assets	(74,140)	(12,145)
Reversal of impairment loss of premises and equipment and other assets	(791)	(3,146)
Gain on transaction of derivatives	(233)	(7,684)
Gain on valuation of derivatives	(187,038)	(121,434)
Gain on fair value hedged items	(3,876)	(36,691)
Reversal of provisions	(8,350)	(30,185)
Gain on valuation of investments in jointly controlled entities and associates	(56,438)	(65,778)
Gain on foreign exchange translation	(46,882)	(41,073)
Changes in operating assets and liabilities:
Decrease (increase) in financial assets at fair value through profit or loss	(2,633,195)	1,174,406
Increase in loans and receivables	(17,933,322)	(6,722,951)
Increase in other assets	(2,529,458)	(1,662,368)
Net increase in deposits due to customers	10,455,304	8,499,933

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won
	2011	2010
	(in millions)
Increase (decrease) in provision for guarantee and unused commitment	12,921	(24,218)
Decrease in retirement benefit obligation	(142,289)	(178,297)
Increase in other financial liabilities	6,826,674	421,689
Increase (decrease) in other liabilities	174,424	(421,826)
Cash received (paid) from operating activities:
Interest revenue received	14,948,932	13,920,782
Interest expense paid	(7,170,272)	(7,632,921)
Dividend received	203,005	200,780
Income tax paid	(549,333)	(380,380)

Net cash provided by (used in) operating activities	(1,071,121)	4,994,119

Cash flows from investing activities:
Disposal of available-for-sale financial assets	11,319,306	12,451,649
Disposal of held-to-maturity financial assets	6,595,952	7,963,819
Disposal of investments in jointly controlled entities and associates	167,701	101,182
Disposal of investment properties	130,501	8,909
Disposal of premises and equipment	31,962	57,582
Disposal of intangible asset	3,270	6,261
Disposal of assets held for sale	109,168	4,962
Acquisition of available-for-sale financial assets	(8,360,550)	(11,912,309)
Acquisition of held-to-maturity financial assets	(6,826,232)	(12,072,500)
Acquisition of investment in jointly controlled entities and associates	(311,805)	(191,913)
Acquisition of investment properties	(1,356)	—
Acquisition of premises and equipment	(232,456)	(194,910)
Acquisition of intangible asset	(211,778)	(59,918)

Net cash provided by (used in) investing activities	2,413,683	(3,837,186)

Cash flows from financing activities:
Issue of borrowings	5,477,457	7,414,534
Issue of debentures	6,942,404	9,094,550
Issue of hybrid securities	309,010	—
Increase in hedging derivatives	10,113	25,080
Net increase in non-controlling interests	189,728	—
Repayment of borrowings	(5,076,336)	(5,607,712)
Repayment of debentures	(6,975,522)	(12,683,638)
Dividends paid	(201,503)	(80,601)
Repayment of hybrid securities of subsidiaries	(500,000)	—
Net decrease in non-controlling interests	—	225,014

Net cash provided by (used in) financing activities	175,351	(2,062,801)

Net increase (decrease) in cash and cash equivalents	1,517,913	(905,868)

Cash and cash equivalents, beginning of the year	4,871,109	5,805,996
Effects of exchange rate changes on cash and cash equivalents	28,101	(29,019)

Cash and cash equivalents, end of the year	6,417,123	4,871,109

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or “Parent” or the “Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (which merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As of December 31, 2011, the Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori FIS Co., Ltd.(formerly known as Woori Finance Information System Co., Ltd.); Woori F&I Co., Ltd. (“Woori F&I”) ; Woori Investment & Securities Co., Ltd. (“Woori Investment & Securities”); Woori Asset Management Co., Ltd. (“Woori Asset Management”, formerly known as Woori Credit Suisse Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”); Woori Financial Co., Ltd. (“Woori Financial”, formerly known as Hanmi Capital Co., Ltd.) and Woori FG Savings Bank; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Company is now the ultimate financial holding company. As a result of its functional restructuring, as of December 31, 2011, the Company consolidates Woori Bank, nine other subsidiaries, and 133 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2011, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2) The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries (Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions, RUB in millions):

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Bank	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0	765,956,580	100.0
Kyongnam Bank (*9)	290,300	"	58,050,037	100.0	58,049,994	99.9	58,049,994	99.9
Kwangju Bank (*9)	247,100	"	49,413,851	100.0	49,413,333	99.9	49,413,333	99.9
Woori FIS Co., Ltd. (*1)	4,500	System software development& maintenance	900,000	100.0	900,000	100.0	900,000	100.0
Woori F&I (*8)	70,000	Financial business	14,000,000	100.0	6,000,000	100.0	6,000,000	100.0
Woori Investment & Securities (*2)(*8)	1,120,500	Securities investment	75,426,214	37.9	46,324,981	35.0	46,324,981	35.0
Woori Asset Management	33,300	Financial business	6,662,000	100.0	6,662,000	100.0	6,662,000	100.0
Woori PE (*8)	30,000	"	6,000,000	100.0	4,000,000	100.0	4,000,000	100.0
Woori Financial	84,800	"	8,909,439	52.5	8,909,439	52.5	8,909,439	52.5
Woori FG Savings Bank (*3)	31,600	"	6,320,000	100.0	—	—	—	—

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Bank:
Woori Credit Information Co., Ltd.	5,000	Financial business	1,008,000	100.0	1,008,000	100.0	1,008,000	100.0
Woori America Bank (*8) (*14)	USD122,500	Banking	24,500,000	100.0	10,500,000	100.0	10,500,000	100.0
Woori Global Market Asia Limited (*14)	USD 50,000	"	39,000,000	100.0	39,000,000	100.0	39,000,000	100.0
Woori Bank (China) Limited (*14)	USD 308,810	"	—	100.0	—	100.0	—	100.0
ZAO Woori Bank (*14)	RUB 500	"	19,999,999	100.0	19,999,999	100.0	19,999,999	100.0
PT. Bank Woori Indonesia (*14)	IDR 170,000	"	1,618	95.2	1,618	95.2	1,618	95.2
Korea BTL Infrastructure Fund (*8)	467,000	Financial business	93,393,568	100.0	66,958,321	100.0	55,152,422	100.0
Woori Fund Service Co., Ltd. (*4)	3,000	"	600,000	100.0	—	—	—	—
Kumho Trust 1st Co., Ltd. (*5)	50	Asset securitization	—	0.0	—	0.0	—	0.0
Asiana Saigon Inc. (*5)	10	"	—	0.0	—	0.0	—	0.0
An-Dong Raja 1st Co., Ltd. (*5)	50	"	—	0.0	—	0.0	—	0.0
Consus 8th Co., LLC (*5)	10	"	—	0.0	—	0.0	—	0.0
Woori Ship Mortgage Second-2 Asset Securitization Specialty Co., Ltd.	10	"	—	—	—	—	—	0.1
Woori Frontier Co. Ltd.	10	"	—	—	—	—	—	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*5)	10	"	150	15.0	150	15.0	150	15.0
Woori More Conduit Co., Ltd.(M) (*12)	50	"	—	—	—	0.0	—	0.0
Woori More Conduit Co., Ltd. Series C (*12)	50	"	—	—	—	0.0	—	0.0
Woori IB Global Bond Co., Ltd. (*5)	50	"	—	0.0	—	0.0	—	0.0
Blue Woori First Securitization Specialty LLC	10	"	—	—	—	—	—	0.0
Hyundae Glory No.1 Inc. (*6)	10	"	—	—	—	0.0	—	0.0
KDB Capital First ABCP Co., Ltd. (*6)	50	"	—	—	—	0.0	—	0.0
Vivaldi HL First ABCP Co., Ltd. (*6)	50	"	—	—	—	0.0	—	0.0
Changeup Co.,Ltd. _Series B		"	—	—	—	—	—	0.0
IB Global 1st Inc. (*5)	10	"	—	0.0	—	0.0	—	0.0
Real DW Second Co., Ltd. (*5)	10	"	—	0.0	—	0.0	—	0.0
Hermes STX Co., Ltd. (*5)	10	"	—	0.0	—	0.0	—	0.0
BWL First Co., LLC (*5)	10	"	—	0.0	—	0.0	—	0.0
Swan SF Co., Ltd. (*6)	50	"	—	—	—	0.0	—	0.0
Woori Poongsan Co., Ltd. (*5)	10	"	—	0.0	—	—	—	—
Ocean Sand Co., Ltd. (*5)	10	"	—	0.0	—	—	—	—
Kyongnam Bank:
Consus 6th Co., LLC (*5)	10	"	—	0.0	—	0.0	—	0.0
Kwangju Bank:
Euro Quanto Second Inc. (*5)	10	"	—	0.0	—	0.0	—	0.0
Hybrid 1st Specialty Inc. (*5)	10	"	—	0.0	—	0.0	—	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*5)	10	"	150	15.0	150	15.0	150	15.0

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori F&I:
Woori AMC Co., Ltd.	4,000	Other financial business	800,000	100.0	800,000	100.0	800,000	100.0
Woori F&I Fifth Asset Securitization Specialty (*6)	2,400	Asset securitization	—	—	48,500	100.0	92,500	100.0
Woori F&I Sixth Asset Securitization Specialty (*6)	4,900	"	—	—	98,780	100.0	98,780	100.0
Woori F&I Seventh Asset Securitization Specialty	5,300	"	105,300	100.0	105,300	100.0	105,300	100.0
Woori F&I Eighth Asset Securitization Specialty	100	"	19,600	100.0	19,600	100.0	140,000	100.0
Woori F&I Ninth Asset Securitization Specialty	200	"	—	—	—	—	34,260	100.0
Woori F&I Tenth Asset Securitization Specialty	4,100	"	98,020	100.0	98,020	100.0	478,020	100.0
Woori F&I Eleventh Asset Securitization Specialty (*10)	4,900	"	111,060	100.0	181,060	100.0	181,060	100.0
Woori F&I Thirteenth Asset Securitization Specialty (*10)	9,100	"	288,304	94.6	477,443	94.6	1,044,860	94.6
Woori SB Tenth Asset Securitization Specialty	25,200	"	410,711	50.0+ 1share	410,711	50.0+ 1share	410,711	50.0+ 1share
Woori F&I Sixteenth Asset Securitization Specialty	5,200	"	103,620	100.0	103,620	100.0	—	—
Woori EA Third Asset Securitization Specialty	16,300	"	227,808	70.0	227,808	70.0	—	—
Woori EA Fourth Asset Securitization Specialty	1,300	"	185,920	70.0	185,920	70.0	—	—
Woori EA Fifth Asset Securitization Specialty	800	"	112,000	70.0	112,000	70.0	—	—
Woori F&I Seventeenth Asset Securitization Specialty	900	"	17,500	100.0	17,500	100.0	—	—
WR Loan Inc.	10	"	2,000	100.0	2,000	100.0	—	—
Woori EA Eighth Asset Securitization Specialty	1,800	"	18,105	51.0	18,105	51.0	—	—
WR Investment America, LLC (*14)	291,200	Administration of NPL	25,000,000	100.0	25,000,000	100.0	—	—
Woori F&I Eighteenth Asset Securitization Specialty	30	Asset securitization	5,600	100.0	5,600	100.0	—	—
Woori EA Tenth Asset Securitization Specialty (*7)	60	"	5,610	51.0	—	—	—	—
Woori F&I Nineteenth Asset Securitization Specialty (*7)	20	"	3,600	100.0	—	—	—	—
Woori F&I Twentieth Asset Securitization Specialty (*7)	60	"	7,200	60.0	—	—	—	—
Woori F&I 21st Asset Securitization Specialty (*7)	30	"	6,400	100.0	—	—	—	—
Woori F&I 22nd Asset Securitization Specialty (*7)	20	"	4,200	60.0	—	—	—	—
Woori F&I 23rd Asset Securitization Specialty (*7)	4,000	"	12,800	100.0	—	—	—	—
Woori F&I 24th Asset Securitization Specialty (*7)	4,000	"	3,998	100.0	—	—	—	—
Woori EA Twelfth Asset Securitization Specialty (*7)	10	"	26,600	70.0	—	—	—	—
Woori EA Thirteenth Asset Securitization Specialty (*7)	4,000	"	24,500	70.0	—	—	—	—

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori EA Fourteenth Asset Securitization Specialty (*7)	4,000	Asset securitization	16,800	70.0	—	—	—	—
Hiking-Woori Capital	500	Other financial business	—	—	—	—	245,000	49.0
Woori Investment & Securities:
Woori Futures Co., Ltd.	25,000	Futures trading	5,000,000	100.0	5,000,000	100.0	5,000,000	100.0
Woori Investment Asia PTE Ltd. (*14)	USD 50,000	Securities investments	50,000,000	100.0	50,000,000	100.0	50,000,000	100.0
Woori Absolute Asia Global Opportunity Fund (*14)	USD 1	Securities investments	44,700	100.0	44,700	100.0	44,700	100.0
LG Investments Holding B.V. (Amsterdam) GG (*14)	EUR 16,424	"	1,642,398,242	100.0	1,642,398,242	100.0	1,642,398,242	100.0
Woori Investment Securities (H.K.) Ltd. (*14)	USD 22,500	Securities business	22,500,000	100.0	22,500,000	100.0	22,500,000	100.0
Connacht Capital Market Investment (*14)	USD 150	Securities investments	15,000,000	100.0	15,000,000	100.0	15,000,000	100.0
Woori Investment Securities Int’l Ltd. (*14)	USD 5,788	"	5,788,000	100.0	5,788,000	100.0	5,788,000	100.0
Woori Investment Securities America, Inc. (*14)	USD 0.003	"	300	100.0	300	100.0	300	100.0
Woori CBV Securities Corporation (*2) (*14)	VND135,000	Securities business	6,615,000	49.0	6,615,000	49.0	6,615,000	49.0
MARS First Private Equity Fund	34,000	Other financial business	18,000,000	52.9	18,000,000	52.9	18,000,000	52.9
MARS Second Private Equity Fund (*2)	282,000	"	25,066,666,670	8.9	25,066,666,670	8.9	25,066,666,670	8.9
Woori Absolute Partners PTE Ltd. (*14)	USD 5,000	Securities investments	5,000,000	100.0	5,000,000	100.0	5,000,000	100.0
Woori Korindo Securities Indonesia (*8) (*14)	IDR 105,020	"	150,000,000	60.0	114,000,000	60.0	114,000,000	60.0
Woori Absolute Return Investment Strategies Fund (*14)	USD 0.3	"	30,000	100.0	30,000	100.0	30,000	100.0
KoFC Woori Growth Champ Private Equity Fund (*11)	12,600	Other financial business	15,351	27.3	—	—	—	—
Woori Investment advisory Co., Ltd.(Beijing) (*11) (*14)	USD 3,050	Securities investments	—	100.0	—	—	—	—
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*5)	10	Asset securitization	150	15.0	150	15.0	150	15.0
Woori Giant First Co., Ltd. (*11)	30,000	"	1,000	100.0	—	—	—	—
Woori Financial:
Woori Auto 2nd Securitization Specialty Co., Ltd.	10	"	—	—	—	—	9	0.9
Woori PE:
Woori Private Equity Fund (*10)	231,600	Other financial business	136,112	61.0	141,372	61.0	141,372	61.0
Woori EL Co., Ltd.	10	"	1,010	100.0	1,010	100.0	1,010	100.0
MARS First:
MARS INS First, Ltd.	20	"	4,000	100.0	4,000	100.0	12,500	100.0
Woori Private Equity Fund:
Kumho Investment Bank (*2)	90,000	Other financial business	74,550,000	41.4	74,550,000	41.4	74,550,000	41.4
Kumho Investment Bank:
KIB Invest LLC (*12)	10	Asset securitization	—	—	—	0.0	—	0.0
HUB 1st Co., Ltd. (*5)	50	"	—	0.0	—	0.0	—	0.0

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
HUB 2nd Co., Ltd. (*5)	10	"	—	0.0	—	0.0	—	0.0
HUB 3rd Co., Ltd. (*5)	10	Asset securitization	—	0.0	—	0.0	—	0.0
Two Eagles KIB LLC (*5) (*13) (*14)	100	Other service business		100.0	—	100.0	—	100.0
Woori, Kyongnam, Kwangju Bank:
TY Second Asset Securitization Specialty (*5)	50	Asset securitization	—	0.0	—	0.0	—	0.0
Woori PE and Two Eagles KIB LLC:
Two Eagles LLC (*14)	200	Asset securitization	—	55.0	—	55.0	—	55.0
Woori Private Equity Fund and My Asset Manhattan Private REIT 1st:
Sahn Eagles LLC (*14)	USD 80,000	Other financial business	52,523,601	65.6	52,523,601	65.6	52,523,601	65.6
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities and Kumho Investment Bank:
Woori Partner Plus Private Equity Securities 4th and 50 beneficiary certificates for the rest	—	Beneficiary certificates	—	—	—	—	—	—

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. as of May 1, 2011.
(*2)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.
(*3)	During the year ended December 31, 2011, entity was established through a 100% investment; the entity’s assets and liabilities transferred from former Samhwa Savings Bank Co., Ltd. (Note 45).
(*4)	During the year ended December 31, 2011, Woori Fund Service Co., Ltd. was founded by 100% investment of Woori Bank.
(*5)	Classified as a special purpose entity (“SPE”) and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*6)	Entity is excluded from consolidation due to liquidation during the year ended December 31, 2011.
(*7)	During the year ended December 31, 2011, Woori F&I acquired each 51%, 100%, 60%, 100%, 60%, 100%, 100%, 70%, 70% and 70% ownership interest of Woori EA 10th Asset Securitization Specialty, Woori F&I 19th Asset Securitization Specialty, Woori F&I 20th Asset Securitization Specialty, Woori F&I 21st Asset Securitization Specialty, Woori F&I 22nd Asset Securitization Specialty, Woori F&I 23rd Asset Securitization Specialty, Woori F&I 24th Asset Securitization Specialty, Woori EA 12th Asset Securitization Specialty, Woori EA 13th Asset Securitization Specialty and Woori EA 14th Asset Securitization Specialty, respectively.
(*8)	The number of holding shares increased due to the paid-in capital increase during the year ended December 31, 2011.
(*9)	The banks became a 100% subsidiary due to the additional acquisition during the year ended December, 2011.
(*10)	The number of holding shares decreased due to the paid-in capital decrease during the year ended December 31, 2011.
(*11)	During the year ended December 31, 2011, Woori Investment & Securities, a subsidiary, acquired the shares of KoFC Woori Growth Champ Private Equity Fund, Woori Investment Advisory Co. Ltd. (Beijing) and Woori Giant First Co., Ltd., for 27.3%, 100% and 100% ownership, respectively. KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the a general partner of the fund.
(*12)	Excluded from consolidation because related risk and benefit have become extinct as a consequence of the company’s activity ended in substance.
(*13)	Consolidated financial information based on the financial statements as of September 30 because the year-end of of Two Eagles KIB LLC is September 30 and there is no significant effect due to transactions and events from September 30 to December 31.
(*14)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited , Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd.(Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 7) Woori Absolute Asia Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 8) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 9) Connacht Capital Market Investment in Malaysia; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.

(3) Summarized financial information of subsidiaries whose financial information are included on the consolidated financial statements, are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income attributable to shareholders
Woori Bank	242,472,162	224,346,022	28,455,535	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,719,453	195,647
Kwangju Bank	18,030,369	16,813,501	1,137,243	136,328
Woori FIS Co., Ltd.	264,215	238,393	287,856	(3,480)
Woori F&I	1,371,031	1,114,343	172,100	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,910,525	164,621
Woori Asset Management	80,020	17,174	32,111	1,462
Woori PE	1,575,969	1,505,636	382,597	651
Woori Financial	3,161,794	2,889,741	334,453	51,702
Woori FG Savings Bank	603,400	526,035	55,320	(32,352)

	December 31, 2010
	Assets	Liabilities	Operating revenue	Net income attributable to shareholders
Woori Bank	228,554,863	211,067,932	27,774,406	1,261,283
Kyongnam Bank	21,803,888	20,148,379	1,717,881	183,456
Kwangju Bank	16,841,006	15,713,606	1,197,919	124,437
Woori FIS Co., Ltd.	242,574	208,487	283,642	25,200
Woori F&I	1,168,266	975,980	134,038	37,861
Woori Investment & Securities	18,646,143	15,814,476	3,800,989	249,955
Woori Asset Management	84,417	21,361	35,578	4,987
Woori PE	2,090,984	1,977,879	255,990	2,274
Woori Financial	2,770,293	2,540,295	294,710	28,424

	January 1, 2010
	Assets	Liabilities
Woori Bank	226,927,341	210,006,974
Kyongnam Bank	20,445,024	18,911,610
Kwangju Bank	16,195,427	15,169,242
Woori FIS Co., Ltd.	222,577	213,691
Woori F&I	556,289	386,647
Woori Investment & Securities	17,028,007	14,375,052
Woori Asset Management	89,863	22,467
Woori PE	1,976,137	1,833,535
Woori Financial	2,189,258	1,979,624

2. Significant Basis of Preparation and Accounting Policies

(1)	Basis of presentation

The Group has adopted Korean International Financial Reporting Standards (“K-IFRS”) as issued by the International Accounting Standards Board(“IASB”) for the annual periods beginning on January 1, 2011. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the consolidated statements of financial position as of January 1, 2010 (date of transition) and December 31, 2010, and the consolidated statements of comprehensive income for the year ended December 31, 2010 of the Group are provided in Note 47 “Transition Effects of IFRS.”

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value.

The consolidated financial statements of the Group were approved by the board of directors on March 8, 2012.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of Woori Finance Holdings and its subsidiaries which the Group is generally controlling through a majority voting right. The consolidated financial statements also include the account of special purpose entities (“SPE”s) where the Group has the power to govern the financial and operating policies of the SPEs so as to obtain benefits from its activities.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.

All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this results in the non-controlling interests have a deficit balance.

Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

An entity may be created to accomplish a narrow and well-defined objective (i.e. a securitization of financial assets, project financing and fund investments). A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPEs. Frequently, the provisions on the legal arrangements specify that the policy guiding the ongoing activities of the SPEs cannot be modified, other than perhaps by its creator or sponsor (i.e. they operate on so-called “autopilot”).

An SPE shall be consolidated when the substance of the relationship between the Group and the SPE indicates that the Group controls the SPE. The relationship exists where the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE’s operation; the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers; the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

A beneficial interest in an SPE may, for example, take the form of a debt instrument, an equity instrument, a participation right, a residual interest or a purchase commitment. Some beneficial interests may simply provide the holder with a fixed or stated rate of return, while others give the holder rights or access to other future economic benefits of the SPE’s activities. The Group may retain a significant beneficial interest in the SPE’s activities, even though it may own little or none of the SPE’s equity.

(3)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acuiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	assets (or disposal groups) classified as held for sale are measured at the lower of their previous carring amount are fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquire and the fair value of the acquirer’s previously held equity interest in the acquire (if any), the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

(4)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associates, unrealized profits and losses resulting from the transactions with the associates are eliminated to the extent of interests in the associate.

(5)	Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

The Group accounts for its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, recognized immediately in net income.

(6)	Revenue recognition

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

The commission, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

Fees and commissions income, including investment management fees, credit card fees, guarantee commissions, placement and syndication fees, import/export letters of credit, commissions received on remittance and ATM service fees are recognized when the related services are performed.

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Assets and liabilities as at fair value through profit or loss (“FVTPL”) are recognized at their fair values. The change in their fair value, dividend, and accrued interest are recognized in net income when occurred.

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principles and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests paid to beneficiaries are accrued.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in net income on its disposal.

(8)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial assets and financial liabilities

1)	Financial assets

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

Held-for-trading:

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Designated as at FVTPL:

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract. Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

2)	Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Designated as at FVTPL:

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

Amortised cost:

All other financial liabilities are measured at amortised cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Debt securities (held-for-trading, designated as at FVTPL and AFS) include those issued by governments, municipal bodies and financial institutions as well as corporate bonds and debentures.

Equity securities (held-for-trading, designated as at FVTPL and AFS) comprise equity shares of companies or corporations both listed and unlisted.

Derivatives include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and over-the-counter (“OTC”) currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from Korea Asset Pricing. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan's carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain premises and equipment such as land and buildings were re-evaluated at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or with similar useful lives

The Group assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17)	Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provision

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, unused credit line and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects. If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity.

(20)	Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with provision policy.

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that they are entitled to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus the Group recognizes expenses and liabilities when employees render service.

The Group provides post-retirement benefit in the form of pensions, both defined contribution plans and defined benefit plans, to all eligible employees. Under defined contribution plans, the Group recognizes contribution payable to a defined contribution plan when eligible employees have rendered service. Under defined benefit plan, the Group measures its obligation to a defined benefit plan on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the plan liabilities. The plan assets are measured at their fair value. The current service cost, curtailments and any past service costs together with the expected return on plan assets is charged to operating expenses. Actuarial gains and losses are recognized in full in profit or loss when they occur.

Retirement benefit obligation on the consolidated statements of financial position is recognized as the present value of defined benefit obligation which applied to unrecognized past service cost, less the fair value of plan assets. If the plan assets exceeds the present value of defined benefit obligation, the excess amount shall be recognized as an asset to the extent of the refundable amount from the unrecognized past service cost and the present value of decreased amount of future contribution on unrecognized past service cost.

(22)	Income taxes

Income tax consists of current and deferred income tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

In accordance with the Korean Corporate Tax Act, the Company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Woori FIS, Woori F&I, Woori Asset Management, Woori PE, Woori Credit Information, Woori AMC, WR Loan, Woori FG Savings Bank and Woori Fund Service along with the Company as of December 31, 2011.

For all other subsidiaries of the Company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

(23)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24)	Accounting developments

The Group has not applied the following new and revised K-IFRS that have been issued but are not yet effective :

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. It will be applied for annual periods beginning on or after July 1, 2011.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. It will be applied for annual periods beginning on or after January 1, 2011.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Legislation of K-IFRS 1113 Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Group anticipates that the amendments listed above may not have significant impact on the Group’s consolidated financial statements.

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Impairment of goodwill

The Group performs impairment test of goodwill annually or more frequently when there is indication that a CGU may be impaired. To determine whether goodwill is impaired, the Group estimates the value of the CGUs to which goodwill has been allocated. The value in use is calculated based on the management’s estimation on the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2)Income Taxes

The Group estimates income tax provision based on its operating activities through December 31, 2011 as current and deferred income taxes. The actual income taxes payment may differ from the income tax provision recognized and the difference could be material.

(3)	Fair value of financial instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a variety of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4)	Provision for loan losses

The Group’s loan impairment provisions are established to recognize incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortized cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: delinquent loans; debt in restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deterioration in trading performance and, for loans that are collectively assessed: borrowers’ payment status and observable data about relevant macroeconomic measures.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group's loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of borrower and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and borrowers, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

4. Risk Management

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Loans and receivables:
Korean treasury and government agencies	13,761,594	9,788,926	7,227,488
Banks	12,921,330	10,276,950	10,482,364
Corporates	110,204,743	107,099,880	106,349,277
Consumers	98,272,289	89,626,049	86,998,045

Sub-total	235,159,956	216,791,805	211,057,174

Financial assets at FVTPL:
Debt securities held for trading	18,873,159	15,602,259	17,536,590
Designated at FVTPL	409,804	400,319	474,355
Derivative for trading	3,899,897	4,162,619	4,739,646

Sub-total	23,182,860	20,165,197	22,750,591

AFS debt securities	13,086,849	13,474,734	10,487,061
HTM securities	20,036,128	19,885,559	15,953,709
Derivative assets (hedging)	326,840	131,511	107,490
Off-balance sheet:
Guarantees	26,702,154	25,008,780	26,134,163
Loan commitments	88,400,600	82,941,133	77,333,904

Sub-total	115,102,754	107,949,913	103,468,067

Total	406,895,387	378,398,719	363,824,092

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2011
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	225,621,567	1,748,898	814,148	535,055	2,282,712	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	—	1,366	—	9,893	101,722	23,182,860
AFS debt securities	12,955,152	81,030	—	—	34,035	16,632	13,086,849
HTM securities	19,933,161	1,967	—	—	1,817	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	215,942	108,222	71,230	632,189	1,623,876	115,102,754

Total	394,357,894	2,047,837	923,736	606,285	2,960,646	5,998,989	406,895,387

	December 31, 2010
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	207,708,457	2,068,858	709,628	568,867	1,988,423	3,747,572	216,791,805
Financial assets at FVTPL	20,078,173	25,366	61,272	—	32	354	20,165,197
AFS debt securities	13,324,102	123,364	—	—	15,503	11,765	13,474,734
HTM securities	19,765,444	2,262	—	—	—	117,853	19,885,559
Derivative assets (hedging)	131,511	—	—	—	—	—	131,511
Off-balance sheet items	106,467,780	171,620	68,634	49,651	563,899	628,329	107,949,913

Total	367,475,467	2,391,470	839,534	618,518	2,567,857	4,505,873	378,398,719

	January 1, 2010
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	202,416,412	2,212,861	844,278	526,490	1,535,010	3,522,123	211,057,174
Financial assets at FVTPL	22,697,378	34,702	18,511	—	—	—	22,750,591
AFS debt securities	10,355,680	128,368	—	—	—	3,013	10,487,061
HTM securities	15,832,339	2,808	—	—	—	118,562	15,953,709
Derivative assets (hedging)	107,490	—	—	—	—	—	107,490
Off-balance sheet items	102,041,541	116,727	67,104	96,706	509,805	636,184	103,468,067

Total	353,450,840	2,495,466	929,893	623,196	2,044,815	4,279,882	363,824,092

Others are including deposits, call loans and due from banks in Vietnam, Panama and European countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry and others (including retail), in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	December 31, 2011
	Service	Manufacturing	Others	Total
Loans and receivables	80,079,276	47,437,073	107,643,607	235,159,956
Financial assets at FVTPL	12,323,082	1,143,206	9,716,572	23,182,860
AFS debt securities	6,772,177	245,531	6,069,141	13,086,849
HTM securities	10,589,496	80,317	9,366,315	20,036,128
Derivative assets (hedging)	—	—	326,840	326,840
Off-balance sheet items	29,579,013	44,057,257	41,466,484	115,102,754

Total	139,343,044	92,963,384	174,588,959	406,895,387

	December 31, 2010
	Service	Manufacturing	Others	Total
Loans and receivables	77,616,182	41,945,784	97,229,839	216,791,805
Financial assets at FVTPL	12,040,253	639,863	7,485,081	20,165,197
AFS debt securities	7,343,957	133,643	5,997,134	13,474,734
HTM securities	12,054,296	70,563	7,760,700	19,885,559
Derivative assets (hedging)	—	—	131,511	131,511
Off-balance sheet items	24,788,809	42,885,636	40,275,468	107,949,913

Total	133,843,497	85,675,489	158,879,733	378,398,719

	January 1, 2010
	Service	Manufacturing	Others	Total
Loans and receivables	74,189,800	40,337,948	96,529,426	211,057,174
Financial assets at FVTPL	11,941,615	504,303	10,304,673	22,750,591
AFS debt securities	4,311,273	230,707	5,945,081	10,487,061
HTM securities	12,423,719	15,824	3,514,166	15,953,709
Derivative assets (hedging)	—	—	107,490	107,490
Off-balance sheet items	23,140,997	42,932,383	37,394,687	103,468,067

Total	126,007,404	84,021,165	153,795,523	363,824,092

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	13,765,038	12,934,452	108,973,068	96,548,782	232,221,340
Loans overdue but not impaired	325	3,493	200,488	1,273,662	1,477,968
Impaired loans	1	1,494	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	113,712,452	98,780,699	239,197,954

Provision for losses	3,770	18,109	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	110,204,743	98,272,289	235,159,956

	December 31, 2010
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	9,793,460	10,301,676	103,930,572	88,355,058	212,380,766
Loans overdue but not impaired	832	855	384,882	1,025,497	1,412,066
Impaired loans	89	1,083	7,206,665	708,550	7,916,387

Gross loans	9,794,381	10,303,614	111,522,119	90,089,105	221,709,219

Provision for losses	5,455	26,664	4,422,239	463,056	4,917,414

Total, net	9,788,926	10,276,950	107,099,880	89,626,049	216,791,805

	January 1, 2010
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	7,267,401	10,545,119	105,464,755	85,484,256	208,761,531
Loans overdue but not impaired	312	1,779	501,421	1,350,863	1,854,375
Impaired loans	—	—	3,699,477	604,451	4,303,928

Gross loans	7,267,713	10,546,898	109,665,653	87,439,570	214,919,834

Provision for losses	40,225	64,534	3,316,376	441,525	3,862,660

Total, net	7,227,488	10,482,364	106,349,277	86,998,045	211,057,174

a) Credit quality of loans and receivables

The Group manages its loans and receivables, net of provision that is not overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	13,753,815	12,892,460	43,334,956	8,442,771	4,592,920	56,370,647	85,841,335	168,858,257
Non-investment grade (*)	7,454	25,076	23,602,749	23,512,750	3,978,401	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,937,705	31,955,521	8,571,321	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	28,160,494	25,789,912	2,800,729	56,751,135	79,859,626	137,157,472

	December 31, 2010
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	9,777,778	10,260,817	38,901,101	6,586,526	3,884,867	49,372,494	79,802,507	149,213,596
Non-investment grade (*)	10,311	14,279	24,752,220	23,123,896	5,300,523	53,176,639	8,381,166	61,582,395

Total	9,788,089	10,275,096	63,653,321	29,710,422	9,185,390	102,549,133	88,183,673	210,795,991

Value of collateral	125	371,473	24,713,800	24,327,161	2,599,336	51,640,297	70,977,289	122,989,184

	January 1, 2010
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	7,226,841	10,479,962	37,093,410	5,432,474	3,871,344	46,397,228	77,484,038	141,588,069
Non-investment grade (*)	336	693	25,528,950	22,589,537	9,275,553	57,394,040	8,020,048	65,415,117

Total	7,227,177	10,480,655	62,622,360	28,022,011	13,146,897	103,791,268	85,504,086	207,003,186

Value of collateral	36,500	273,989	24,535,698	22,889,309	3,259,232	50,684,239	66,398,675	117,393,403

(*)	Below BBB- by internal credit rating

Provision for bad-debt is deducted from the loans and receivables not overdue or impaired

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and		Corporates
Past due	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral (*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

	December 31, 2010
	Korean treasury and		Corporates
Past due	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	832	854	108,860	83,762	8,326	200,948	849,385	1,052,019
30 to 60 days	—	—	61,583	33,742	—	95,325	77,660	172,985
60 to 90 days	—	—	72,699	3,183	—	75,882	40,830	116,712

Total	832	854	243,142	120,687	8,326	372,155	967,875	1,341,716

Value of collateral (*)	—	—	84,018	99,675	—	183,693	687,248	870,941

	January 1, 2010
	Korean treasury and		Corporates
Past due	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	311	1,709	152,859	80,514	25,679	259,052	953,268	1,214,340
30 to 60 days	—	—	41,978	18,052	—	60,030	77,477	137,507
60 to 90 days	—	—	21,640	8,724	—	30,364	52,610	82,974

Total	311	1,709	216,477	107,290	25,679	349,446	1,083,355	1,434,821

Value of collateral (*)	—	—	49,433	82,577	27,190	159,200	734,027	893,227

(*)	The value of collateral held is collectable amounts used when calculating the respective provision for loan loss.

Provision for bad-debt is deducted from the loans and receivables that are overdue but not impaired.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and		Corporates
	government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	303	1,890,402	424,609	232,818	2,547,829	731,410	3,279,542
Value of collateral (*)	—	—	1,000,962	538,796	184,976	1,724,734	387,943	2,112,677

	December 31, 2010
	Korean treasury and		Corporates
	government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	5	1,000	2,631,502	380,858	1,166,232	4,178,592	474,501	4,654,098
Value of collateral (*)	—	1,083	1,545,413	423,380	344,129	2,312,922	222,398	2,536,403

	January 1, 2010
	Korean treasury and		Corporates
	government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,662,848	377,700	168,015	2,208,563	410,604	2,619,167
Value of collateral (*)	—	—	760,569	422,917	35,103	1,218,589	208,375	1,426,964

(*) The collateral value held is collectable amount used when calculating provision for loan loss.

4) Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,283	—	10,105,669	17,910,287	39,647,239
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,159	409,804	13,086,849	20,036,128	52,405,940

	December 31, 2010
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	6,935,788	—	9,747,263	17,361,007	34,044,058
AA- ~ AA+	6,675,258	—	833,402	940,913	8,449,573
BBB- ~ A+	1,875,250	400,319	2,846,573	1,583,634	6,705,776
Below BBB-	86,688	—	45,674	—	132,362
Default grade	29,275	—	1,822	5	31,102

Total	15,602,259	400,319	13,474,734	19,885,559	49,362,871

	January 1, 2010
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	8,172,088	—	6,345,117	13,682,599	28,199,804
AA- ~ AA+	7,450,873	—	776,489	1,286,298	9,513,660
BBB- ~ A+	1,865,906	444,200	3,361,537	984,812	6,656,455
Below BBB-	47,723	30,155	2,050	—	79,928
Default grade	—	—	1,868	—	1,868

Total	17,536,590	474,355	10,487,061	15,953,709	44,451,715

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR's calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR's calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on a ‘Gap’ in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying profit changes in short term due to the short term interest change. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2011 and 2010, repectively, and the VaR as of December 31, 2011 and 2010, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2011	For the year ended December 31, 2011			As of December 31, 2010	For the year ended December 31, 2010
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(8,495)	(8,733)	(11,117)	(5,967)	(6,271)	(15,563)	(30,387)	(5,284)
Stock price	(6,329)	(7,653)	(11,486)	(4,974)	(4,793)	(5,801)	(17,913)	(2,223)
Foreign currencies	(3,227)	(3,573)	(7,151)	(1,639)	(2,541)	(9,245)	(26,912)	(2,280)
Commodity price	(3)	(333)	(3,070)	(2)	(81)	(847)	(2,760)	(11)

Total	(10,682)	(11,330)	(14,675)	(8,053)	(7,358)	(11,050)	(28,057)	(5,498)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
	NII	NPV	NII	NPV	NII	NPV
Base case	5,943,993	13,262,235	5,743,961	16,313,595	5,676,827	11,101,946
Base case (Prepay)	5,949,816	13,148,172	5,742,015	16,365,853	5,683,689	11,153,933
IR 100bp up	6,230,290	13,375,487	6,046,107	16,893,648	6,045,429	11,853,466
IR 100bp down	5,614,039	13,172,038	5,410,688	15,684,312	5,295,204	10,293,927
IR 200bp up	6,516,351	13,507,906	6,348,345	17,433,773	6,415,204	12,557,878
IR 200bp down	5,193,395	13,109,481	4,979,079	14,994,678	4,805,768	9,419,893
IR 300bp up	6,802,411	13,655,892	6,650,581	17,940,734	6,784,635	13,221,647
IR 300bp down	4,671,343	13,082,383	4,312,328	14,230,650	4,037,279	8,454,812

The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank, and Kwangju Bank are as follows (Unit: Korean Won in millions):

December 31, 2011		December 31, 2010		January 1, 2010
EaR	VaR	EaR	VaR	EaR	VaR
(39,458)	(66,885)	(111,686)	(66,633)	(68,191)	(66,909)

3) Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

	December 31, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	204,945,763	165,888,703	19,418,027	3,979,820	4,427,612	9,930,547	1,301,054
AFS financial assets	14,271,003	1,764,151	2,504,690	910,212	3,048,539	5,532,238	511,173
HTM financial assets	20,678,032	3,996,469	416,337	1,131,782	2,254,476	12,756,208	122,760

Total	239,894,798	171,649,323	22,339,054	6,021,814	9,730,627	28,218,993	1,934,987

Liability:
Deposits due to customers	187,050,714	102,544,787	23,532,257	20,187,179	17,483,099	23,035,383	268,009
Borrowings	33,030,083	20,651,805	4,234,846	899,601	1,618,625	4,517,763	1,107,443
Debentures	32,850,399	7,512,408	1,537,338	1,265,103	2,185,883	16,508,223	3,841,444

Total	252,931,196	130,709,000	29,304,441	22,351,883	21,287,607	44,061,369	5,216,896

	January 1, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	212,485,283	176,646,429	14,048,916	4,441,001	3,917,459	10,944,892	2,486,586
AFS financial assets	10,558,099	1,178,340	1,207,069	953,246	1,256,213	5,457,173	506,058
HTM financial assets	16,492,824	3,508,333	1,579,159	964,158	2,557,534	7,766,716	116,924

Total	239,536,206	181,333,102	16,835,144	6,358,405	7,731,206	24,168,781	3,109,568

Liability:
Deposits due to customers	178,170,747	103,365,116	19,578,709	16,859,122	17,307,906	20,749,385	310,509
Borrowings	31,948,998	20,709,406	2,928,297	896,962	1,191,002	5,097,944	1,125,387
Debentures	34,900,494	4,272,523	3,738,108	3,436,751	4,108,063	16,567,802	2,777,247

Total	245,020,239	128,347,045	26,245,114	21,192,835	22,606,971	42,415,131	4,213,143

b) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,867	—	—	10	1,812	—	—	77,283	102,962

Total	22,032	25,408,877	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,969

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,341	7,315,781	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,714,537
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,580	24,891,484	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,081,479

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

	December 31, 2010
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	16,617	18,924,779	339,844	4,747,892	9,563	1,649,546	958	1,450,281	1,792,380	28,564,878
Financial assets at FVTPL	780	887,785	403	5,629	295	50,832	—	322	2,016	946,584
AFS financial assets	302	353,280	2,030	22,456	90	15,551	13	22,059	49,172	462,518
HTM financial assets	26	29,612	—	—	—	—	—	—	113,925	143,537

Total	17,725	20,195,456	342,277	4,775,977	9,948	1,715,929	971	1,472,662	1,957,493	30,117,517

Liability:
Financial liabilities at FVTPL	1,518	1,726,729	1,732	24,195	—	—	1	1,024	—	1,751,948
Deposits due to customer	5,449	6,205,524	46,070	643,630	7,203	1,242,431	162	244,678	461,449	8,797,712
Borrowings	6,814	7,759,779	184,671	2,580,000	972	167,680	723	1,094,644	403,342	12,005,445
Debentures	3,556	4,050,173	10,000	139,708	—	—	—	—	258,545	4,448,426
Other financial liabilities	908	1,033,649	11,418	159,521	122	21,066	29	43,868	38,779	1,296,883

Total	18,245	20,775,854	253,891	3,547,054	8,297	1,431,177	915	1,384,214	1,162,115	28,300,414

Off-balance sheet items	11,823	13,465,290	37,580	525,025	506	87,291	730	1,105,112	564,621	15,747,339

	January 1, 2010
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	20,831	20,018,975	348,456	4,400,377	77	13,239	896	1,500,264	2,381,909	28,314,764
Financial assets at FVTPL	411	480,383	303	3,820	—	—	1	1,810	—	486,013
AFS financial assets	545	635,849	4,690	59,225	—	—	58	97,648	41,620	834,342
HTM financial assets	66	77,455	—	—	—	—	—	—	120,224	197,679

Total	21,853	21,212,662	353,449	4,463,422	77	13,239	955	1,599,722	2,543,753	29,832,798

Liability:
Financial liabilities at FVTPL	1,928	2,251,292	1,249	15,775	—	—	2	3,870	—	2,270,937
Deposits due to customer	6,493	7,581,261	56,318	711,189	2	339	357	597,229	1,215,965	10,105,983
Borrowings	8,117	9,476,958	92,487	1,167,940	—	—	206	344,256	276,376	11,265,530
Debentures	3,038	3,547,047	10,000	126,282	—	—	300	502,284	180,628	4,356,241
Other financial liabilities	903	1,054,872	4,198	53,015	—	—	76	126,926	69,873	1,304,686

Total	20,479	23,911,430	164,252	2,074,201	2	339	941	1,574,565	1,742,842	29,303,377

Off-balance sheet items	11,951	13,953,830	45,612	575,999	—	—	843	1,411,532	623,994	16,565,355

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	202,643,808	115,656,618	22,510,097	18,361,302	38,515,144	5,976,081	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	295,410,078	153,833,439	29,257,033	21,983,832	45,201,116	34,981,346	10,153,312

	December 31, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,601,771	1,012,285	153,065	179,205	475,435	2,375,678	1,406,103
Deposits due to customers	189,373,350	105,659,685	19,538,361	18,293,470	37,080,839	7,085,608	1,715,387
Borrowings	33,732,584	18,683,626	5,065,748	1,243,096	2,244,996	5,359,782	1,135,336
Debentures	37,147,015	1,312,953	2,068,180	2,359,493	3,011,895	21,230,118	7,164,376
Other financial liabilities	9,414,530	5,979,160	28,803	9,210	117,514	97,222	3,182,621

Total	275,269,250	132,647,709	26,854,157	22,084,474	42,930,679	36,148,408	14,603,823

	January 1, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	6,133,108	776,089	173,002	276,484	538,655	2,572,404	1,796,474
Deposits due to customers	180,760,608	96,548,595	16,469,752	17,138,033	42,233,441	6,739,218	1,631,569
Borrowings	32,583,374	18,539,630	3,786,135	1,530,669	1,486,384	6,121,679	1,118,877
Debentures	34,027,928	2,656,131	3,906,549	3,390,199	4,670,466	16,798,487	2,606,096
Other financial liabilities	8,989,724	5,224,524	1,600	58,880	131,931	20,833	3,551,956

Total	262,494,742	123,744,969	24,337,038	22,394,265	49,060,877	32,252,621	10,704,972

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,764,297	1,031,980	185,473	261,487	363,446	3,670,422	251,489
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,638,296	20,675,874	4,383,826	1,554,955	3,158,728	4,714,738	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,362,282	12,323,913	36,849	9,660	152,195	218,050	4,621,615

Total	294,414,427	166,054,715	34,090,174	22,280,343	28,271,873	33,990,939	9,726,383

	December 31, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,601,771	1,012,285	153,065	179,205	475,435	2,375,678	1,406,103
Deposits due to customers	188,587,551	125,842,026	24,530,668	16,050,694	15,648,629	5,234,593	1,280,941
Borrowings	33,584,733	18,671,541	5,053,562	1,164,226	2,235,945	5,324,123	1,135,336
Debentures	37,147,015	1,312,953	2,068,180	2,359,493	3,011,895	21,230,118	7,164,376
Other financial liabilities	9,414,530	5,979,160	28,803	9,210	117,514	97,222	3,182,621

Total	274,335,600	152,817,965	31,834,278	19,762,828	21,489,418	34,261,734	14,169,377

	January 1, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	6,133,108	776,089	173,002	276,484	538,655	2,572,404	1,796,474
Deposits due to customers	179,961,542	118,835,371	21,916,044	15,347,620	17,738,778	4,836,354	1,287,375
Borrowings	32,413,389	18,525,160	3,773,559	1,458,429	1,471,362	6,066,001	1,118,878
Debentures	34,027,928	2,656,131	3,906,549	3,390,199	4,670,466	16,798,487	2,606,096
Other financial liabilities	8,989,724	5,224,524	1,600	58,880	131,931	20,833	3,551,956

Total	261,525,691	146,017,275	29,770,754	20,531,612	24,551,192	30,294,079	10,360,779

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512
December 31, 2010	3,913,629	3,432,048	35,127	43,438	19,032	341,830	42,154
January 1, 2010	5,099,007	4,292,579	56,124	68,567	26,778	596,882	58,077

4) Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are f financial guarantee provided by the Group have expiration dates. However, in case of request of transaction counterparty, the Group will carry out a payment immediately. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Guarantees	26,702,154	25,008,780	26,134,163
Loan commitments	88,400,600	82,941,133	77,333,904

The maturity of guarantees or loan commitments disclose in the maturity analysis of off-balance accounts would be drawn down within 3 months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4) Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations.

The capital adequacy with figures as of December 31, 2011 based on K-IFR and as of December 31, 2010 and January 1, 2010 based on K-GAAP (Unit: Korea Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Tier 1 Capital	18,530,442	17,784,766	16,674,089
Tier 2 Capital (*)	7,138,106	7,054,778	8,150,005

Total risk-adjusted capital	25,668,548	24,839,544	24,824,094

Risk-weighted assets for credit risk	203,412,508	192,359,587	193,868,586
Risk-weighted assets for market risk	4,656,713	5,891,357	7,086,190

Total risk-weighted assets	208,069,221	198,250,944	200,954,776

Tier 1 capital ratio	8.91%	8.97%	8.30%
Tier 2 capital ratio	3.43%	3.56%	4.05%
Total risk-based capital ratio	12.34%	12.53%	12.35%

(*)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the Financial Supervisory Service.

5. Operating Segments

The Group’s Chief Operation Decision Maker (CODM) is the Chief Financial Officer. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of type of customer and the secondary one is by legal entity. Both sets of financial information are equally monitored by the Board of Directors and each of the segments herein described are independently monitored.

(1)	Segment by type of customers

The CODM monitors its businesses primarily by type of customers. The reportable segments are:

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,620	336,161,746	(23,370,097)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	62,149,647	293,548,652	(2,830,397)	290,718,255

	December 31, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	75,086,716	105,469,496	8,445,014	43,268,037	78,455,130	310,724,393	(19,547,075)	291,177,318
Liabilities	80,169,868	111,315,741	292,545	31,208,006	49,565,350	272,551,510	(1,679,946)	270,871,564

	January 1, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	72,441,726	108,655,250	9,060,213	41,815,156	74,728,107	306,700,452	(21,859,446)	284,841,006
Liabilities	72,479,328	111,402,942	445,246	32,517,999	53,682,372	270,527,887	(4,898,285)	265,629,602

	For the year ended December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	2,868,758	3,408,982	25,545	236,676	114,698	6,654,659	607,386	7,262,045
Interest income	4,785,678	6,373,874	352,064	1,418,775	2,174,109	15,104,500	(59,654)	15,044,846
Interest expense	2,154,519	3,632,781	11,136	657,356	2,006,099	8,461,891	(679,090)	7,782,801
Inter-segment	237,599	667,889	(315,383)	(524,743)	(53,312)	12,050	(12,050)	—
Non-interest income, net	721,160	524,131	52,306	63,381	1,804,670	3,165,648	(1,009,071)	2,156,577
Non-interest income	2,205,513	3,109,898	576,312	8,156,083	7,859,378	21,907,184	(1,116,557)	20,790,627
Non-interest expense	1,506,473	2,622,631	489,158	8,125,085	5,998,477	18,741,824	(107,774)	18,634,050
Inter-segment	22,120	36,864	(34,848)	32,383	(56,231)	288	(288)	—
Other expense	2,495,830	1,776,698	428,386	151,384	1,442,221	6,294,519	(36,570)	6,257,949
Administrative expense	2,317,456	961,288	61,407	104,866	572,147	4,017,164	(234,725)	3,782,439
Provisions	178,374	815,410	366,979	46,518	870,074	2,277,355	198,155	2,475,510
Operating income	1,094,088	2,156,415	(350,535)	148,673	477,147	3,525,788	(365,115)	3,160,673

	For the year ended December 31, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	2,731,248	3,418,776	42,363	200,548	(554,936)	5,837,999	585,146	6,423,145
Interest income	4,456,860	6,133,192	367,577	1,191,928	2,021,141	14,170,698	(113,471)	14,057,227
Interest expense	2,139,309	3,427,521	13,864	501,028	2,238,168	8,319,890	(685,808)	7,634,082
Inter-segment	413,697	713,105	(311,350)	(490,352)	(337,909)	(12,809)	12,809	—

Non-interest income, net	745,540	495,972	195,920	227,585	1,530,033	3,195,050	(1,237,987)	1,957,063
Non-interest income	1,892,870	2,465,323	754,565	9,364,889	6,386,234	20,863,881	(511,251)	20,352,630
Non-interest expense	1,179,113	2,010,751	509,298	9,185,624	4,783,842	17,668,628	726,939	18,395,567
Inter-segment	31,783	41,400	(49,347)	48,320	(72,359)	(203)	203	—

Other expense	2,387,368	2,377,562	219,965	195,642	1,358,144	6,538,681	(227,342)	6,311,339
Administrative expense	2,209,005	836,300	53,581	96,548	440,234	3,635,668	(313,878)	3,321,790
Provisions	178,363	1,541,262	166,384	99,094	917,910	2,903,013	86,536	2,989,549
Operating income	1,089,420	1,537,186	18,318	232,491	(383,047)	2,494,368	(425,499)	2,068,869

(2)	Segment by legal entity

The CODM also monitors the result of the Group by independent legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,221	292,983,860	(2,265,605)	290,718,255

	December 31, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	228,554,863	1,803,888	16,841,006	18,646,143	24,176,527	310,022,427	(18,845,109)	291,177,318
Liabilities	211,067,932	20,148,379	15,672,611	15,713,606	9,760,634	272,505,027	(1,592,463)	270,912,564

	January 1, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	226,927,341	20,445,024	16,195,427	17,028,007	22,790,692	303,386,491	(18,545,485)	284,841,006
Liabilities	210,006,974	18,911,610	15,169,242	14,375,052	8,494,460	266,957,338	(1,327,736)	265,629,602

	For the year ended December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,725,596	682,771	500,133	332,033	4,600	7,245,133	16,912	7,262,045
Interest income	11,659,258	1,294,919	949,858	661,563	511,498	15,077,096	(32,250)	15,044,846
Interest expense	5,933,662	612,148	449,725	329,530	506,898	7,831,963	(49,162)	7,782,801
Non-interest income, net	1,473,791	(1,148)	8,193	458,010	1,038,988	2,977,834	(821,257)	2,156,577
Non-interest income	16,610,966	421,454	165,890	3,218,195	1,332,344	21,748,849	(958,222)	20,790,627
Non-interest expense	15,137,175	422,602	157,697	2,760,185	293,356	18,771,015	(136,965)	18,634,050
Other expense	4,516,303	426,901	331,966	577,255	656,537	6,508,962	(251,013)	6,257,949
Administrative expense	2,552,793	273,820	224,393	570,378	449,848	4,071,232	(288,793)	3,782,439
Provisions	1,963,510	153,081	107,573	6,877	206,689	2,437,730	37,780	2,475,510
Operating income	2,683,084	254,722	176,360	212,788	387,051	3,714,005	(553,332)	3,160,673

	For the year ended December 31, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,026,762	626,962	468,085	350,095	(80,759)	6,391,145	32,000	6,423,145
Interest income	10,981,048	1,168,487	906,899	619,638	418,214	14,094,286	(37,059)	14,057,227
Interest expense	5,954,286	541,525	438,814	269,543	498,973	7,703,141	(69,059)	7,634,082
Non-interest income, net	1,294,357	54,310	20,314	492,651	845,162	2,706,794	(749,731)	1,957,063
Non-interest income	16,248,505	519,166	254,794	3,165,475	1,027,481	21,215,421	(862,791)	20,352,630
Non-interest expense	14,954,148	464,856	234,480	2,672,824	182,319	18,508,627	(113,060)	18,395,567
Other expense	4,823,491	440,038	322,781	527,956	504,198	6,618,464	(307,125)	6,311,339
Administrative expense	2,263,506	235,928	195,225	530,439	379,004	3,604,102	(282,312)	3,321,790
Provisions	2,559,985	204,110	127,556	(2,483)	125,194	3,014,362	(24,813)	2,989,549
Operating income	1,497,628	241,234	165,618	314,790	260,205	2,479,475	(410,606)	2,068,869

(3) Information on financial products and services

The financial products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from external services, revenue from the domestic customers for the years ended December 31, 2011 and 2010 amounted to 34,953,477 million Won and 33,162,850 million Won, respectively, and revenue from the foreign customers amounted to 868,273 million Won and 1,207,458 million Won, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010 are 4,974,603 million Won, 4,746,873 million Won and 4,779,453 million Won, respectively, and foreign subsidiaries are 34,991 million Won, 33,756 million Won and 32,610 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	818,252	805,675	870,083	Regulation on supervision of securities business
Loans and receivables:
Due from banks in local currency
The Bank of Korea	11,304,073	8,088,129	4,483,754	Reserve deposits
Korea Exchange	751	376	251	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	309,681	201,265	558,911	Regulation on supervision of securities business
Samsung Security, etc.	46,121	79,224	11,497	Margins
Shinhan Bank, etc.	68	1,799	25	Deposits for opening account, etc.
Others	658,628	378,928	205,140	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	350,951	309,508	305,517	Reserve deposits
Bank of Japan, etc.	519,139	134,113	205,334	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	59,024	38,616	57,870	Installation deposits of financial institution, etc.
JP Morgan Chase Bank, etc.	110,369	146,811	197,457	Derivative transaction collateral provider, etc.

Sub-total	13,358,805	9,378,769	6,025,756

Total	14,177,057	10,184,444	6,895,839

7. Financial Assets at FVTPL

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Deposits:
Reserve for claims of customers deposits	818,252	805,675	870,083

Securities:
Debt securities
Korean treasury and government agencies	1,194,168	3,495,375	3,955,764
Financial institutions	5,194,371	3,622,232	4,609,400
Corporates	5,394,733	2,813,452	3,261,568
CP	2,972,865	3,395,435	3,812,899
Equity securities	608,310	672,164	606,214
Beneficiary certificates (*)	324,843	228,513	358,808
CMA securities	2,466,325	1,619,270	1,638,294
Others	1,650,696	656,495	258,665

Sub-total	19,806,311	16,502,936	18,501,612

Derivatives instruments assets:
Interest rate derivatives	1,552,875	1,350,353	1,309,598
Currency derivatives	2,205,831	2,571,193	3,220,471
Equity derivatives	95,533	195,260	138,470
Credit derivatives	17,878	15,980	29,237
Commodity derivatives	27,780	29,833	41,870

Sub-total	3,899,897	4,162,619	4,739,646

Total	24,524,460	21,471,230	24,111,341

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Corporate bonds	—	—	125,126
Equity-linked securities	654,124	301,867	549,891
Asset backed securities	409,804	400,319	349,229
Equity securities	11,843	10,345	15,938

Total	1,075,771	712,531	1,040,184

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,753,363	34,315	(957)	2,786,721
Financial institutions	5,199,072	12,632	(1,279)	5,210,425
Corporates	4,151,705	32,802	(1,130)	4,183,377
Asset-backed securities	610,168	103	(10,950)	599,321
Foreign currency bonds	132,739	315	(148)	132,906

Sub-Total	12,847,047	80,167	(14,464)	12,912,750

Equity securities	1,859,844	917,015	(25,398)	2,751,461
Beneficiary certificates	3,719,718	73,986	(5,274)	3,788,430
Others	219,278	248	(243)	219,283

Total	18,645,887	1,071,416	(45,379)	19,671,924

	December 31, 2010
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,684,061	36,803	(952)	2,719,912
Financial institutions	5,877,280	20,522	(987)	5,896,815
Corporates	2,670,913	19,443	(399)	2,689,957
Asset-backed securities	736,791	12,589	(131)	749,249
Foreign currency bonds	274,479	10,379	(1,100)	283,758

Sub-Total	12,243,524	99,736	(3,569)	12,339,691

Equity securities	2,013,441	1,311,114	(88,929)	3,235,626
Beneficiary certificates	5,072,861	137,439	(13,880)	5,196,420
Others	1,222,791	5,353	(1,997)	1,226,147

Total	20,552,617	1,553,642	(108,375)	21,997,884

	January 1, 2010
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,633,301	5,613	(15,528)	2,623,386
Financial institutions	3,924,156	17,277	(4,483)	3,936,950
Corporates	1,217,465	8,250	(1,673)	1,224,042
Asset-backed securities	1,078,868	2,492	(863)	1,080,497
Foreign currency bonds	651,149	6,247	(12,185)	645,211

Sub-Total	9,504,939	39,879	(34,732)	9,510,086

Equity securities	1,705,625	1,715,666	(72,353)	3,348,938
Beneficiary certificates	7,392,567	90,953	(13,044)	7,470,476
Others	1,007,957	49	(6)	1,008,000

Total	19,611,088	1,846,547	(120,135)	21,337,500

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	7,234,926	198,456	(1,382)	7,432,000
Financial institutions	5,858,741	21,595	(518)	5,879,818
Corporates	6,828,617	73,437	(4,300)	6,897,754
Foreign governments	102,967	—	—	102,967
Securities loaned	10,877	177	—	11,054

Total	20,036,128	293,665	(6,200)	20,323,593

	December 31, 2010
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	6,347,443	135,141	(5,744)	6,476,840
Financial institutions	7,832,371	57,710	(763)	7,889,318
Corporates	5,491,011	78,612	(2,810)	5,566,813
Foreign governments	143,537	—	—	143,537
Securities loaned	71,197	604	(34)	71,767

Total	19,885,559	272,067	(9,351)	20,148,275

	January 1, 2010
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	2,549,331	36,248	(13,725)	2,571,854
Financial institutions	11,430,996	56,877	(19,605)	11,468,268
Corporates	1,763,207	18,577	(1,492)	1,780,292
Foreign governments	197,678	—	—	197,678
Securities loaned	12,497	—	—	12,497

Total	15,953,709	111,702	(34,822)	16,030,589

10. Loans and Receivables

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Due from banks	15,347,524	11,893,745	7,296,356
Provision for losses	(7,175)	(11,399)	(17,111)
Loans	212,639,337	201,292,346	200,857,538
Provision for losses	(3,759,304)	(4,717,682)	(3,507,787)
Other receivables	11,211,093	8,523,128	6,765,940
Provision for losses	(271,519)	(188,333)	(337,762)

Total	235,159,956	216,791,805	211,057,174

(2) Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Due from banks in local currency
Due from the Bank of Korea	11,304,073	8,088,129	4,483,754
Due from depository banks	1,641,349	1,756,184	1,242,764
Due from non-depository	137,037	264,694	71,850
Due from the Korea Exchange	249,248	223,743	402,452
Others	25,919	111,460	145,560

Provision for losses	(4,887)	(4,007)	(7,142)

Sub-total	13,352,739	10,440,203	6,339,238

Due from banks in foreign currencies
Due from banks on demand	649,068	776,844	476,044
Due from banks on time	471,600	283,886	102,936
Others	869,230	388,805	370,996

Provision for losses	(2,288)	(7,392)	(9,969)

Sub-total	1,987,610	1,442,143	940,007

Total	15,340,349	11,882,346	7,279,245

(3) Loans are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Loans in local currency	171,589,808	160,379,652	160,741,987
Loans in foreign currencies	13,243,422	13,458,732	13,610,103
Domestic banker’s usance letter of credit	5,423,078	4,338,818	3,871,611
Credit card accounts	4,592,095	4,356,653	4,099,358
Bills bought in foreign currencies	5,672,021	5,148,175	4,780,942
Bills bought in local currency	661,151	424,683	639,809
Factoring receivables	275,732	113,722	95,659
Advances for customers on guarantees	41,870	306,167	59,081
Privately placed bonds	1,738,138	2,621,376	3,528,753
Loans to be converted to equity securities	1,723	1,723	4,944
Finance leases	661,764	631,871	479,653
Loans for installment	1,535,405	1,130,159	666,943
Securitized loans	1,614,240	1,230,096	788,456
Loans secured by securities	1,181,402	1,206,752	718,380
Call loans	3,431,638	3,716,967	4,714,348
Bonds purchased under resale agreements	749,490	2,005,105	1,870,470
Others	226,360	221,695	187,041

Gross loans	212,639,337	201,292,346	200,857,538

Provision for loan losses	(3,759,304)	(4,717,682)	(3,507,787)

Total	208,880,033	196,574,664	197,349,751

(4) Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
CMA accounts	167,847	1,059,112	302,650
Receivables	7,378,434	3,944,979	3,644,612
Accrued income	1,452,733	1,188,172	1,046,920
Telex and telephone subscription rights and refundable deposits	1,253,525	1,221,155	1,230,972
Other debtors	958,554	1,109,710	540,786
Provision for losses	(271,519)	(188,333)	(337,762)

Total	10,939,574	8,334,795	6,428,178

(5) Changes in provision for possible losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	4,917,414	3,862,660
Bad debt expenses for the period	2,162,625	2,868,540
Increase on repurchase of NPV	3,525	10,314
Recoveries of written-off loans	104,487	168,599
Charge-off	(2,368,803)	(1,506,248)
Foreign exchange translation adjustment	37,376	(1,720)
Sales of loans and receivables	(537,615)	(267,895)
Unwind of discount	(156,097)	(76,664)
Others	(124,914)	(140,172)

Ending balance	4,037,998	4,917,414

11. The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability. See Note 2 (9) 5), Fair value of financial assets and liabilities for further discussion relating to the Group’s fair value measurement.

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	—	324,843	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696

Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780

Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843

AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,118,069	65,308	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign governments	9,116	121,945	1,845	132,906

Equity securities	481,919	—	2,269,542	2,751,461
Beneficiary certificates	—	3,772,221	16,209	3,788,430
Others	90.209	35,434	93,640	219,283

Derivative assets	—	326,840	—	326,840

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	10,309	—	10,309
Securities in short position	606,723	20,156	—	626,879

Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	14	1,689,830	—	1,689,844
Stock derivatives	7,676	106,219	402,939	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	—	19,536	6,217	25,753
Others	109	—	—	109

Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207

Derivative liabilities	—	33,493	—	33,493

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	1,345,468	2,149,907	—	3,495,375
Financial institutions	—	3,622,232	—	3,622,232
Corporates	—	2,813,452	—	2,813,452
CP		3,395,435	—	3,395,435
Equity securities	672,164	—	—	672,164
Beneficiary certificates	20,059	208,454	—	228,513
CMA securities	—	1,619,270	—	1,619,270
Others	409,622	246,873	—	656,495

Derivatives instruments assets:
Interest rate derivatives	—	1,336,626	13,727	1,350,353
Currency derivatives	—	2,569,593	1,600	2,571,193
Equity derivatives	18,638	113,699	62,923	195,260
Credit derivatives	—	12,107	3,873	15,980
Commodity derivatives	13	25,701	4,119	29,833

Financial assets designed at FVTPL
Equity linked securities	505	48,044	253,318	301,867
Asset-backed securities	—	346,813	53,506	400,319
Equity securities	—	—	10,345	10,345

AFS financial assets
Debt securities
Korean treasury and government agencies	2,330,356	389,556	—	2,719,912
Financial institutions	—	5,888,015	8,800	5,896,815
Corporates	—	2,611,075	78,882	2,689,957
Asset-backed securities	—	749,249	—	749,249
Foreign governments	9,926	239,382	34,450	283,758

Equity securities	559,025	—	2,676,601	3,235,626
Beneficiary certificates	—	5,148,303	48,117	5,196,420
Others	788,598	407,855	29,694	1,226,147

Derivative assets	—	131,511	—	131,511

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	58,745	—	58,745
Securities in short position	798,353	—	—	798,353

Derivative liabilities
Interest rate derivatives	—	1,508,383	9,785	1,518,168
Currency derivatives	—	1,844,894	—	1,844,894
Stock derivatives	31,077	55,454	160,040	246,571
Credit derivatives	—	244	3,421	3,665
Commodity derivatives	—	25,830	10,547	36,377
Others	—	—	—	—

Financial liabilities designated at FVTPL
Borrowings	—	1,056,015	1,766,213	2,822,228
Debentures	—	1,509,280	—	1,509,280

Derivative liabilities	—	5,339	—	5,339

	January 1, 2010
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	2,843,705	1,112,059	—	3,955,764
Financial institutions	—	4,609,400	—	4,609,400
Corporates	—	3,261,568	—	3,261,568
CP	—	3,812,899	—	3,812,899
Equity securities	606,214	—	—	606,214
Beneficiary certificates	—	358,808	—	358,808
CMA securities	—	1,638,294	—	1,638,294
Others	24,821	233,844	—	258,665

Derivatives instruments assets:
Interest rate derivatives	—	1,309,154	444	1,309,598
Currency derivatives	—	3,220,456	15	3,220,471
Equity derivatives	6,093	64,438	67,939	138,470
Credit derivatives	—	23,115	6,122	29,237
Commodity derivatives	338	41,308	224	41,870

Financial assets designed at FVTPL
Corporates	—	43,908	81,218	125,126
Equity linked securities	—	75,973	473,918	549,891
Asset-backed securities	—	301,326	47,903	349,229
Equity securities	—	—	15,938	15,938

AFS financial assets
Debt securities
Korean treasury and government agencies	2,524,958	98,428	—	2,623,386
Financial institutions	—	3,928,150	8,800	3,936,950
Corporates	—	1,120,973	103,069	1,224,042
Asset-backed securities	—	1,080,497	—	1,080,497
Foreign governments	—	595,276	49,935	645,211

Equity securities	287,434	—	3,061,504	3,348,938
Beneficiary certificates	—	7,424,521	45,955	7,470,476
Others	—	953,750	54,250	1,008,000

Derivative assets	—	107,490	—	107,490

	January 1, 2010
	Level 1	Level 2	Level 3	Total
Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	23,275	—	23,275
Securities in short position	567,277	—	—	567,277

Derivative liabilities
Interest rate derivatives	—	1,450,136	1,203	1,451,339
Currency derivatives	43	2,498,589	—	2,498,632
Stock derivatives	19,253	195,892	483,494	698,639
Credit derivatives	—	3,440	205,129	208,569
Commodity derivatives	—	44,381	—	44,381
Others	462	—	—	462

Financial liabilities designated at FVTPL
Borrowings	—	1,234,604	2,003,850	3,238,454
Debentures	—	1,684,042	—	1,684,042

Derivative liabilities	—	41,236	—	41,236

Derivatives classified as FVTPL are included in derivatives assets and liabilities.

(3) Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	January 1, 2011	Net income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets:
Interest rate derivatives	13,727	1,470	—	—	(1,421)	13,776
Currency derivatives	1,600	(68)	—	—	(57)	1,475
Equity derivatives	62,923	(21,039)	—	35,604	(23,132)	54,356
Credit derivatives	3,873	10,798	—	—	(130)	14,541
Commodity derivatives	4,119	(949)	—	7,091	(2,777)	7,484

Financial assets designed at FVTPL
Corporates	—	—	—	—	—	—
Equity linked securities	253,318	(87,676)	—	433,589	(150,440)	448,791
Asset-backed securities	53,506	1,534	—	—	(5,678)	49,362
Equity securities	10,345	1,199	—	440	(764)	11,220

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	78,882	2,993	153	40,000	(56,720)	65,308
Foreign governments	34,450	23	—	—	(32,628)	1,845

Equity securities	2,676,601	(118,025)	115,824	390,970	(795,828)	2,269,542
Beneficiary certificates	48,117	—	(20)	100	(31,988)	16,209
Others	29,694	1,278	—	65,478	(2,810)	93,640

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,785	3,206	—	—	(182)	12,809
Currency derivatives	—	(10)	—	10	—	—
Stock derivatives	160,040	188,261	—	204,829	(150,191)	402,939
Credit derivatives	3,421	11,884	—	1,047	(2,101)	14,251
Commodity derivatives	10,547	2,204	—	2,833	(9,367)	6,217

Financial liabilities designated at FVTPL
Borrowings	1,766,213	(369,611)	—	2,120,144	(619,195)	2,897,551

There were no significant transfers into or out of Level 3 fair value hierarchy in 2011.

	For the year ended December 31, 2010
	January 1, 2010	Net income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	December 31, 2010
Financial assets:
Financial assets held for trading
Derivatives instruments assets:
Interest rate derivatives	444	13,585	—	385	(687)	13,727
Currency derivatives	15	93	—	1,505	(13)	1,600
Equity derivatives	67,939	87,847	—	2,936	(95,799)	62,923
Credit derivatives	6,122	(2,220)	—	—	(29)	3,873
Commodity derivatives	224	(1,914)	—	5,935	(126)	4,119

Financial assets designed at FVTPL
Corporates	81,218	—	—	—	(81,218)	—
Equity linked securities	473,918	52,042	—	444,503	(717,145)	253,318
Asset-backed securities	47,903	5,603	—	—	—	53,506
Equity securities	15,938	(1,267)	—	683	(5,009)	10,345

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	103,069	—	189	40,000	(64,376)	78,882
Foreign governments	49,935	(46)	—	—	(15,439)	34,450

Equity securities	3,061,504	(78,863)	82,296	407,344	(795,680)	2,676,601
Beneficiary certificates	45,955	2,162	—	—	—	48,117
Others	54,250	—	(1,978)	3,369	(25,947)	29,694

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	1,203	8,136	—	626	(180)	9,785
Currency derivatives	—	—	—	—	—	—
Stock derivatives	483,494	(54,103)	—	203,284	(472,635)	160,040
Credit derivatives	205,129	(3,844)	—	516	(198,380)	3,421
Commodity derivatives	—	4,044	—	6,679	(176)	10,547

Financial liabilities designated at FVTPL
Borrowings	2,003,850	246,637	—	2,523,899	(3,008,173)	1,766,213

There were no significant transfers into or out of Level 3 fair value hierarchy in 2010.

All recognized gains and losses on current period are related to the holding assets of current and previous period-end. Gain and loss on the fair value of derivatives and AFS securities are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
	Fair value	Book value	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	20,323,593	20,036,128	20,148,275	19,885,559	16,030,589	15,953,709
Loans and receivables	236,723,318	235,159,956	217,673,351	216,791,805	212,635,296	211,057,174
Financial liabilities:
Deposits due to customers	195,908,985	195,930,482	185,471,836	185,427,625	176,843,676	176,926,868
Borrowings	34,491,299	34,666,709	34,213,148	34,265,662	32,602,144	32,455,007
Debentures	30,857,257	29,265,833	29,705,810	29,110,640	32,974,720	32,573,979
Other financial liabilities	19,071,984	19,083,709	11,651,871	11,648,328	11,214,715	11,226,749

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6	3,060,000	51.0
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I (*2)	351,500	Financial business	156,600mil	44.6	2,700mil	44.6	2,700mil	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*3)	10,000	Credit information	180,000	9.0	180,000	9.0	180,000	9.0
Woori Bank and Kyongnam Bank:
BC Card Co., Ltd. (*4)	44,000	Credit card service	—	—	1,303,920	29.6	1,303,920	29.6

Woori Bank:
Korea Finance Security Co., Ltd. (*3)	6,000	Security service	183,870	15.3	183,870	15.3	183,870	15.3
Woori Service Networks Co., Ltd. (*3)	500	Freight & staffing services	4,704	4.9	4,704	4.9	4,704	4.9
Kumho Tire Co., Inc. (*5)	482,800	Manufacturing	22,514,800	23.3	22,514,800	24.2	—	—
United PF 1st Corporate Financial Stability (*6)	605,000	Financial business	148,000	18.5	—	—	—	—
LIG E&C Co., Ltd. (*10)	16,300	Construction	775,946	23.2	—	—	—	—
Hyunjin Co., Ltd. (*10)	38,400	"	1,667,600	21.7	—	—	—	—
Woori F&I:
Woori SB Fifth Asset Securitization Specialty	2,900	Other financial business	171,456	30.0	171,456	30.0	171,456	30.0
Woori SB Sixth Asset Securitization Specialty	2,900	"	—	—	—	—	200,742	30.0
Woori SB Seventh Asset Securitization Specialty	2,900	"	—	—	—	—	165,760	30.0
Woori SB Eighth Asset Securitization Specialty (*8)	1,900	"	—	—	149,336	40.0	149,336	40.0
Woori SB Ninth Asset Securitization Specialty (*8)	400	"	—	—	38,142	45.0	119,142	45.0
Woori SB Eleventh Asset Securitization Specialty (*7)	1,200	"	40,527	45.0	103,527	45.0	157,527	45.0
Woori SB Twelfth Asset Securitization Specialty (*7)	1,400	"	101,544	40.0	109,544	40.0	157,544	40.0

			December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori BC Pegasus Asset Securitization Specialty	9,700	Other financial business	581,580	30.0	581,580	30.0	581,580	30.0
Woori Stream Second Asset Securitization Specialty (*8)	1,500	"	—	—	143,088	40.0	155,088	40.0
Woori Stream Third Asset Securitization Specialty (*7)	1,500	"	120,472	40.0	132,472	40.0	152,472	40.0
Woori Stream Fourth Asset Securitization Specialty (*7)	1,600	"	125,808	40.0	129,808	40.0	193,808	40.0
Woori HB First Asset Securitization Specialty	50	"	3,712	40.0	3,712	40.0	3,712	40.0
Woori HB Second Asset Securitization Specialty (*8)	50	"	—	—	8,888	40.0	8,888	40.0
Woori Piastone Bridge Asset Securitization Specialty (*7)	300	"	22,336	40.0	54,336	40.0	54,336	40.0
Woori EA First Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Second Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Sixth Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Seventh Asset Securitization Specialty	60	"	5,652	45.0	5,652	45.0	5,652	45.0
Woori EA Ninth Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Eleventh Asset Securitization Specialty (*9)	2,600	"	68,905	45.0	—	—	—	—
CW Two Partners Co., Ltd.	100	"	12,999	50.0 -1 share	12,999	50.0 -1 share	12,999	50.0 -1 share
Woori F&I Fifteenth Asset Securitization Specialty (*8)	10	"	—	—	120	40.0	120	40.0
KAMCO Fifth Asset Securitization Specialty	25,700	"	87,013	24.0	87,013	24.0	87,013	24.0
KAMCO Sixth Asset Securitization Specialty	2,400	"	212,553	45.0	212,553	45.0	212,553	45.0
KAMCO Seventh Asset Securitization Specialty	600	"	51,417	45.0	51,417	45.0	51,417	45.0
Woori Tomato Second Asset Securitization Specialty (*8)	10	"	—	—	135	45.0	135	45.0
Woori Fine First Asset Securitization Specialty	1,500	"	135,900	45.0	135,900	45.0	135,900	45.0
Hiking-Woori Capital (*8)	500	"	—	—	245,000	49.0	245,000	49.0
Woori-Consus Capital (*8)	500	"	—	—	220,000	44.0	220,000	44.0
Chungdo Woori Century Security Corp., Ltd. (*11)	16,500	"	49,987,530	49.5	49,987,530	49.5	49,987,530	49.5
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.	5,500	Semiconductor equipment	500,000	50.0	500,000	50.0	500,000	50.0
Woori Renaissance Holdings (*1)	200	Other financial business	1,260	51.6	1,260	51.6	1,260	51.6
Bonghwang Semiconductor Yuhan Gongsa (*11) (*12)	31,000	Semiconductor packaging	—	30.0	—	30.0	—	30.0
BK LCD Co., Ltd.	5,400	"	—	—	—	—	2,644,426	24.5
MARS First:
Sempio Foods Co., Ltd. (*11)	4,400	Food & beverages manufacturing	1,465,446	33.0	1,465,446	33.0	1,465,446	33.0
MARS Second:
Seoul Lakeside Co., Ltd.	1,600	Hotel	76,000	47.5	76,000	47.5	76,000	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement with Aviva Group, decision making on operating, investment and financing activities are made by the board members whom Woori and Aviva can have rights to appoint half of, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	The number of shares increased due to the additional investment during the year ended December 31, 2011.
(*3)	Woori Bank, a subsidiary, can exercise the significant influence over Korea Credit Bureau and Korea Finance Security. Important transactions of Woori Service Network are mainly arranged with Woori Bank.
(*4)	Woori Bank, a subsidiary, sold its 20% ownership interest out of 29.6% of total equity of BC Card Co., Ltd. as therefore the remaining investments is reclassified to assets held for sale and excluded from equity method accounting.
(*5)	The Company’s ownership interest changed due to a disproportionate increase in paid-in capital of investee during the year ended December 31, 2011.
(*6)	Woori Bank, a subsidiary, acquired 18.5% ownership interest of United PF 1st Corporate financial stability (“United PF”) during the year ended December 31, 2011. The Woori Bank has significant influence by participating as limited partnership of United PF on the decision making of board of investment deliberation which is a major operating decision making organization. In addition, there exists a significant transaction relationship between United PF and Woori Bank.
(*7)	The investees decreased their capital, resulting in a decrease in number of shares owned.
(*8)	Investee is liquidated during the year ended December 31, 2011.
(*9)	Woori F&I, a subsidiary, acquired 45% shares of Woori EA Eleventh Asset Securitization Specialty during the year ended December 31, 2011.
(*10)	The Group is holding 755,946 shares (holding ratio : 23.2%) of LIG E&C Co., Ltd and 1,667,600 shares (holding ratio : 21.7%) of Hyunjin Co.,Ltd besides investments in associates above due to the conversion of investment on written-off loans for the year ended 2011, and the book value of the investments is zero as of the conversion date and December 31, 2011.
(*11)	The fiscal year end of all subsidiaries is as of December 31 except Bonghwang Semiconductor Yuhan Gongsa and Sempio Foods Co., Ltd. which are as of September 30.
(*12)	All investments in jointly controlled entities and associates are located in Korea except for Chungdo Woori Century Security Corp., Ltd and Bonghwang Semiconductor Yuhan Gongsa in China.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(11,294)	—	(24,788)	(111,482)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate financial stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company (*2)	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

	1,011,414	744,844	16,700	311,805	(12,938)	(20,409)	(26,884)	(84,885)	928,233

	For the year ended December 31, 2010
	Acquisition cost	January 1, 2010	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2010
Woori Aviva Life Insurance Co., Ltd	74,310	74,310	(6,538)	33,150	—	—	3,236	—	104,158
Woori Blackstone Korea Opportunity First	2,700	—	(2,650)	2,700	—	—	—	—	50
Korea Credit Bureau	4,500	3,115	339	—	—	—	—	—	3,454
BC Card Co., Ltd.	11,668	196,065	46,624	—	—	(65,725)	(29,400)	—	147,564
Korea Finance Security Co., Ltd.	758	3,337	154	—	—	(55)	—	—	3,436
Woori Service Networks Co., Ltd.	24	108	(2)	—	—	(2)	—	—	104
Kumho Tire Co., Inc. (*1)	113,204	—	—	113,204	—	—	—	—	113,204
Woori SME First ABS Specialty Co. Ltd.	415	406	(1)	—	(405)	—	6	(6)	—
Woori SB Fifth Asset Securitization Specialty	3,773	1,081	(73)	—	—	—	—	—	1,008
Woori SB Eighth Asset Securitization Specialty	2,787	1,575	(357)	—	—	—	—	—	1,218
Woori SB Ninth Asset Securitization Specialty	1,907	5,166	605	—	—	(1)	(4,047)	—	1,723
Woori SB Eleventh Asset Securitization Specialty	5,176	7,554	258	—	—	(568)	(2,699)	—	4,545
Woori SB Twelfth Asset Securitization Specialty	5,477	9,220	1,183	—	—	(2,989)	(2,398)	—	5,016
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(1,828)	—	—	—	—	1,828	—
Woori Stream Third Asset Securitization Specialty	2,664	2,400	(45)	—	—	—	(1,001)	—	1,354
Woori Stream Fourth Asset Securitization Specialty	3,650	3,698	219	—	—	—	(3,201)	—	716
Woori HB First Asset Securitization Specialty	186	852	1,138	—	—	(1,623)	—	—	367
Woori Piastone Bridge Asset Securitization Specialty	2,717	2,414	2,728	—	—	(1,544)	—	—	3,598
Woori EA First Asset Securitization Specialty	400	335	(1,951)	—	—	—	—	1,616	—
Woori EA Second Asset Securitization Specialty	400	—	500	400	—	—	(1)	—	899
Woori EA Sixth Asset Securitization Specialty	400	—	(523)	400	—	—	(1)	124	—
Woori EA Seventh Asset Securitization Specialty	1,611	—	356	1,611	—	—	(1)	—	1,966
Woori EA Ninth Asset Securitization Specialty	400	—	(15)	400	—	—	(1)	—	384
CW Two Partners Co., Ltd.	605	—	(469)	605	—	—	(2)	—	134
Woori F&I Fifteenth Asset Securitization Specialty	1	—	565	10	—	—	(9)	—	566
KAMCO Fifth Asset Securitization Specialty	8,736	—	2,030	8,736	—	—	(2)	—	10,764
KAMCO Sixth Asset Securitization Specialty	5,314	—	1,268	5,314	—	—	(16)	—	6,566
KAMCO Seventh Asset Securitization Specialty	1,285	—	(71)	1,285	—	—	(4)	—	1,210
Woori Tomato Second Asset Securitization Specialty	1	—	(1,332)	1	—	—	—	1,331	—
Woori Fine First Asset Securitization Specialty	15,697	—	(40)	15,697	—	—	(10)	—	15,647
Woori SB Sixth Asset Securitization Specialty	5,477	1,441	3	—	(1,441)	—	22	(25)	—
Woori SB Seventh Asset Securitization Specialty	3,585	2,417	5	—	(2,417)	—	12	(17)	—
Woori Tomato First Asset Securitization Specialty	1	1,353	1,772	—	(1,727)	(1,725)	—	327	—
Woori Marine Third Asset Securitization Specialty	5,952	1,370	(3)	—	—	—	(1,358)	(9)	—
Woori Stream Second Asset Securitization Specialty	2,554	803	117	—	(207)	—	(585)	(128)	—
Woori HB Second Asset Securitization Specialty	444	292	574	—	(437)	—	1	(430)	—

	For the year ended December 31, 2010
	Acquisition cost	January 1, 2010	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2010
Woori F&I Ninth Asset Securitization Specialty	1,713	—	1,241	—	—	(1,653)	—	412	—
Woori F&I Twelfth Asset Securitization Specialty	9,053	33	2,727	—	—	—	—	(2,760)	—
Woori F&I Fourteenth Asset Securitization Specialty	1,508	—	(1,279)	—	—	—	—	1,279	—
Hiking-Woori Capital	230	—	(57)	213	—	—	53	—	209
Woori-Consus Capital	203	—	(2,262)	—	—	—	90	2,172	—
Chungdo Woori Century Security Corp.	8,187	—	21	8,187	—	—	436	—	8,644
Phoenix Digital Tech Co., Ltd.	10,459	10,458	(1,729)	—	—	—	—	104	8,833
Woori Renaissance Holdings	63,000	58,542	(3,500)	—	—	—	110	763	55,915
Bonghwang Semiconductor Yuhan Gongsa	11,905	27,770	115	—	—	—	—	(15,707)	12,178
Sempio Foods Company (*2)	26,578	36,053	1,350	—	—	(333)	693	4	37,767
Seoul Lakeside Co., Ltd.	270,000	203,553	(11,241)	—	—	—	—	(665)	191,647

Total	694,523	655,721	29,926	191,913	(6,634)	(76,218)	(40,077)	(9,787)	744,844

(*1)	The market value of the proportionate of the Woori Bank ownership interest in Kumho Tire Co. Inc. are 234 billion Won and 312 billion Won as of December 31, 2011 and December 31, 2010, respectively.
(*2)	The market value of the proportionate of the Woori Investment & Securities ownership interest in Sempio Foods are 25 billion Won and 26 billion Won as of December 31, 2011 and December 31, 2010, respectively.

If the Group’s share of losses of an investee equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further loss. However, there is no such case during 2010 and 2011.

(3)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,593	3,007,653	11,829	7,460
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

	December 31, 2010
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	2,372,448	2,232,440	1,187,446	(10,820)
Woori Blackstone Korea Opportunity First	1,679,433	1,567,462	61,163	(5,949)
Korea Credit Bureau	44,983	9,507	33,055	4,428
BC Card Co., Ltd.	1,913,096	1,380,225	3,125,476	29,899
Korea Finance Security Co., Ltd.	24,493	2,068	41,283	1,847
Woori Service Networks Co., Ltd.	3,067	977	11,007	883
Kumho Tire Co., Inc.	2,516,861	2,016,356	2,701,990	8,901
Woori SME First ABS Specialty Co. Ltd.	8,116	18	—	(12)
Woori SB Fifth Asset Securitization Specialty	3,612	254	13	(244)
Woori SB Eighth Asset Securitization Specialty	4,020	974	105	(892)
Woori SB Ninth Asset Securitization Specialty	3,857	28	478	1,345
Woori SB Eleventh Asset Securitization Specialty	10,126	25	1,917	574
Woori SB Twelfth Asset Securitization Specialty	12,564	25	4,732	2,957
Woori BC Pegasus Asset Securitization Specialty	31,282	37,559	32	(6,092)
Woori Stream Third Asset Securitization Specialty	3,401	15	517	(112)
Woori Stream Fourth Asset Securitization Specialty	1,800	12	934	547
Woori HB First Asset Securitization Specialty	920	3	3,264	2,845
Woori Piastone Bridge Asset Securitization Specialty	9,347	351	9,134	6,821
Woori EA First Asset Securitization Specialty	113,443	117,483	14,226	(4,877)
Woori EA Second Asset Securitization Specialty	34,791	32,544	6,703	1,250
Woori EA Sixth Asset Securitization Specialty	115,016	115,325	8,426	(1,307)
Woori EA Seventh Asset Securitization Specialty	34,077	29,707	1,670	791
Woori EA Ninth Asset Securitization Specialty	139,272	138,311	—	(37)
CW Two Partners Co., Ltd.	5,002	4,734	1	(939)
Woori F&I Fifteenth Asset Securitization Specialty	60,658	59,236	7,812	1,412
KAMCO Fifth Asset Securitization Specialty	70,330	36,175	19,043	8,457
KAMCO Sixth Asset Securitization Specialty	44,232	29,631	4,865	2,818
KAMCO Seventh Asset Securitization Specialty	10,362	7,662	234	(158)
Woori Tomato Second Asset Securitization Specialty	70,214	73,172	2,135	(2,968)
Woori Fine First Asset Securitization Specialty	61,996	27,215	—	(88)
Woori Stream Second Asset Securitization Specialty	806	7	308	293
Woori HB Second Asset Securitization Specialty	2,172	2	1,791	1,439

	December 31, 2010
	Assets	Liabilities	Operating revenue	Net income
Hiking-Woori Capital	608	181	527	(115)
Woori-Consus Capital	1,733	11,905	211	(5,142)
Chungdo Woori Century Security Corp.	17,966	507	1,021	43
Phoenix Digital Tech Co., Ltd.	92,669	93,799	25,873	(2,402)
Woori Renaissance Holdings	141,520	33,240	—	(6,778)
Bonghwang Semiconductor Yuhan Gongsa	466,146	256,820	126,105	385
Sempio Foods Company	194,710	57,190	59,131	1,893
Seoul Lakeside Co., Ltd.	225,069	113,125	54,564	22,171

(4)	Excluded entity from associates although it’s percentage of ownership is higher than 20% as of December 31, 2011, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,064,739,877	34.6%

(*)	Entity is excluded from associates because substantially the Group has no significant influence on subsidiary although it’s percentage of ownership on common shares is higher than 20%.

13. Investment Properties

(1) Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Acquisition cost	514,819	657,240	751,210
Accumulated depreciation	(15,820)	(13,969)	(5,084)

Net carrying value	498,999	643,271	746,126

(2) Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011	2010
Beginning balance	643,271	746,126
Acquisition	1,356	—
Disposition	(144,097)	(985)
Depreciation	(6,462)	(9,576)
Impairment loss	(2,212)	(3,911)
Reclassified to assets held for sale	—	(42,239)
Transfer to properties for business use	(6,464)	(38,193)
Foreign currencies translation adjustments	11	(25)
Others	13,596	(7,926)

Ending balance	498,999	643,271

(3) Fair value of investment properties is 554,722 million Won as of December 31, 2011.

(4)	Rental fees earned from investment properties are 13,508 million Won and 13,598 million Won as of December 31, 2011 and December 31, 2010, respectively.

14. Premises and Equipment

(1) Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

	December 31, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,815,070	962,847	1,362,004	305,447	2,404	20	4,447,792
Accumulated depreciation	—	(31,428)	(1,063,318)	(255,655)	—	(13)	(1,350,414)

Net carrying value	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378

	January 1, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,794,266	931,667	1,315,258	287,414	21,293	20	4,349,918
Accumulated depreciation	—	(4,302)	(1,022,520)	(228,054)	—	(13)	(1,254,889)

Net carrying value	1,794,266	927,365	292,738	59,360	21,293	7	3,095,029

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition (transfer)	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

	For the year ended December 31, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,794,266	927,365	292,738	59,360	21,293	7	3,095,029
Acquisition	38,234	36,890	117,534	21,141	5,840	—	219,639
Disposition (transfer)	(37,341)	(14,409)	(7,432)	(724)	(24,729)	—	(84,635)
Depreciation	—	(27,695)	(110,280)	(30,339)	—	—	(168,314)
Impairment loss	(113)	(289)	—	(323)	—	—	(725)
Classified from assets held for sale	586	1,688	—	—	—	—	2,274
Foreign currencies translation adjustment	(28)	2	(259)	(1,138)	—	—	(1,423)
Others	19,466	7,867	6,385	1,815	—	—	35,533

Ending balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378

15. Intangible Assets and Goodwill

(1) Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	387,420	70,111	931,738
Accumulated depreciation	—	(3,763)	(87,198)	(185)	(117,911)	(231,863)	—	(440,920)
Accumulated impairment losses	(42,725)	—	—	—	—	—	(202)	(42,927)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

	December 31, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	120,785	3,353	104,621	302	164,799	226,302	68,458	688,620
Accumulated depreciation	—	(2,431)	(75,918)	(152)	(95,048)	(177,008)	—	(350,557)
Accumulated impairment losses	(42,725)	—	—	—	—	—	(202)	(42,927)

Net carrying value	78,060	922	28,703	150	69,751	49,294	68,256	295,136

	January 1, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	120,790	3,437	97,333	222	145,224	227,114	54,693	648,813
Accumulated depreciation	—	(2,148)	(68,373)	(119)	(76,649)	(143,612)	—	(290,901)
Accumulated impairment losses	(42,725)	—	—	—	—	—	—	(42,725)

Net carrying value	78,065	1,289	28,960	103	68,575	83,502	54,693	315,187

(2) Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(3,176)	(438)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	35	(116)	(89)
Others	—	—	(378)	—	(505)	1,485	(1,067)	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

	For the year ended December 31, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,065	1,289	28,960	103	68,575	83,502	54,693	315,187
Acquisition	—	—	10,105	80	19,800	16,806	13,127	59,918
Disposition	—	—	(622)	—	(1,899)	(3,193)	(1,328)	(7,042)
Amortization	—	(340)	(9,813)	(25)	(18,828)	(45,519)	—	(74,525)
Impairment loss	—	—	—	—	—	—	(202)	(202)
Foreign currencies translation adjustment	(5)	(27)	38	—	11	(54)	1,494	1,457
Others	—	—	35	(8)	2,092	(2,248)	472	343

Ending balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136

(3) Goodwill is as follows (Unit: Korean Won in millions):

	Woori Financial	Kumho Investment bank	Woori FG Savings Bank	Others	Total
January 1, 2011	62,958	8,722	—	6,380	78,060
Acquisition	—	—	39,284	—	39,284
Goodwill impaired	—	(8,722)	—	(203)	(8,925)
Foreign exchange translation adjustment	—	—	—	(6)	(6)

December 31, 2011	62,958	—	39,284	6,171	108,413

	Woori Financial	Kumho Investment bank	Woori FG Savings Bank	Others	Total
January 1, 2010	62,958	8,722	—	6,385	78,065
Foreign exchange translation adjustment	—	—	—	(5)	(5)

December 31, 2010	62,958	8,722	—	6,380	78,060

The goodwill recorded is subject to impairment test at least annually or more frequently, whenever there are indications of impairment, and is allocated according to the operating segments (Note 5).

Main assumptions used in the impairment test of the goodwill are as follows:

Goodwill is allocated to reporting units and tested for impairment. The Group determined its reporting units to be Goodwill is allocated to the Group’s cash generating units (“CGU”) and tested for impairment. The Group determined its CGUs to be the same level or one level below as its operating segments. This determination was based on how the Group’s operating segments are managed and how they reflect the manner in which the Group’s chief operating decision maker assesses the Group’s performance and allocate resources.

For the impairment tests, the value in use of CGUs was calculated using a discounted cash flow analysis, a form of the income approach, using each CGU’s internal five year forecast and a terminal value calculated using a growth rate reflecting the nominal growth rate of the economy as whole and appropriate discount rates for the respective CGUs. The Group’s discounted cash flow analysis required management to make judgments regarding future revenue growth, credit losses and funding rates. In addition, the Group used the discount rates to reflect the risk and uncertainty related to the current business environment.

To assess the reasonableness of the valuations derived from the discounted cash flow models, the Group also analyzed market-based trading and transaction multiples, where available. These trading and transaction comparables are used to assess the reasonableness of the estimated fair values, as observable market information is generally not available.

	Woori Financial	Woori FG Savings Bank	Others
Basis of valuation	DCF Model	DCF Model	DCF Model
Period of the projections of cash flows (*1)	5 years	5 years	5 years
Growth rate	2%	3%	0%
Discount rate (*2)	12.41%	11.95%	20%

(*1)	The cashflow projections are prepared using internal budget and growth plans of the management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(*2)	The discount rate is calculated based on the capital asset pricing model (CAPM).

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Investment properties	53,985	81,308	20,814
Premises and equipment	2,258	5,185	7,609
Others	—	1,433	—

Total	56,243	87,926	28,423

17.	Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

	Collateral given to	December 31, 2011	December 31, 2010	January 1, 2010	Reason for
Deposits	Credit-agricole Bank and others	218,496	322,924	438,901	Security on borrowings and others
Securities	Korea Securities Depository and others	18,427,862	17,123,372	17,180,241	Collateral repurchase agreement and others
Land and building	Shinhan Card and others	93,220	122,683	128,169	Leasehold rights and others

	Total	18,739,578	17,568,979	17,747,311

(2) Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Land (assets held for sale)	—	508	521
Building	555	2,853	2,973

Total	555	3,361	3,494

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses	249,702	196,302	234,423
Advance payments	16,513	60,745	57,344
Leased assets	3,403	16,492	57,642
Non-operative assets	555	2,853	2,973
Others	106,886	102,469	132,440

Total	377,059	378,861	484,822

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1) Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Borrowings:
Warrants in short position	10,309	58,745	23,275
Securities in short position	626,879	798,353	567,277

Sub-total	637,188	857,098	590,552

Derivative liabilities:
Interest rate derivatives	1,670,845	1,518,168	1,451,339
Currency derivatives	1,689,844	1,844,894	2,498,632
Stock derivatives	516,834	246,571	698,639
Credit derivatives	21,559	3,665	208,569
Commodity derivatives	25,753	36,377	44,381
Others	109	—	462

Sub-total	3,924,944	3,649,675	4,902,022

Total	4,562,132	4,506,773	5,492,574

(2) Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Borrowings:
Equity linked securities in short position	4,634,724	2,693,659	3,139,490
Equity linked securities index in short position	102,483	128,569	98,964

Sub-total	4,737,207	2,822,228	3,238,454

Debentures:
Debentures in local currency	226,432	238,736	271,338
Debentures in foreign currencies	95,775	1,273,039	1,415,655
Discount	—	(2,495)	(2,951)

Sub-total	322,207	1,509,280	1,684,042

Total	5,059,414	4,331,508	4,922,496

(3)	Credit risk adjustment to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Financial liabilities designated at FVTPL subject to credit risk adjustment	5,059,414	4,331,508	4,922,496
Credit risk adjustment	31,735	8,713	—
Accumulated changes in credit risk adjustments	34,882	3,147	(5,566)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4)	Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Carrying value	5,059,414	4,331,508	4,922,496
Face amounts at maturity	5,346,184	4,202,877	5,658,714

	(286,770)	128,631	(736,218)

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Deposits in local currency
Demand deposits	13,704,296	9,870,652	9,783,563
Time deposits	163,162,643	155,049,753	136,689,505
Mutual installments	104,402	154,168	222,559
Deposits on notes payables	3,135,424	4,402,142	3,902,258
Deposits on CMA	2,136,820	2,501,204	1,834,938
Certificate of deposits	1,850,221	3,499,707	13,313,403
Other deposits	1,235,462	1,233,871	1,451,612

Sub-total	185,329,268	176,711,497	167,197,838

Deposits in foreign currencies	10,638,470	8,788,042	10,052,980
Present value discount	(37,256)	(71,914)	(323,950)

Total	195,930,482	185,427,625	176,926,868

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Individual	66,285,132	60,948,053	55,937,076
Corporation	55,802,501	56,422,330	54,644,115
Banks	24,481,309	21,981,851	21,791,838
Government agencies	13,602,836	13,563,531	13,480,352
Other financial institutions	9,796,912	8,607,010	7,438,917
Government	9,931,364	9,207,218	10,225,679
Non-profit corporation	6,461,592	5,817,711	4,917,775
Educational organization	3,276,295	3,251,245	2,909,826
Foreign corporations	1,340,651	791,402	440,813
Others	4,989,146	4,909,188	5,464,427
Present value discount	(37,256)	(71,914)	(323,950)

Total	195,930,482	185,427,625	176,926,868

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation and others	1.9	2,119,147
Others	Korea Finance Corporation and others	2.3	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	2.6	12,140,368
Offshore borrowings in foreign currencies			5,767

Sub-total			12,146,135

Bills sold		1.9	181,102
Call money	Banks	2.5	4,393,138
Bonds sold under repurchase agreements			7,898,553
Present value discount			(3,217)

Total			34,666,709

	December 31, 2010
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	1,222,739
Borrowings from government funds	Korea Environment Management Corporation and others	2.5	2,120,411
Others	Korea Finance Corporation and others	3.1	6,561,817

Sub-total			9,904,967

Borrowings in foreign currencies
Borrowings in foreign currencies	Wachovia Bank and others	3.3	10,062,277
Offshore borrowings in foreign currencies			5,695

Sub-total			10,067,972

Bills sold		1.5	146,606
Call money	Banks	2.6	6,072,523
Bonds sold under repurchase agreements			8,076,737
Present value discount			(3,143)

Total			34,265,662

	January 1, 2010
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	1,560,378
Borrowings from government funds	Korea Environment Management Corporation	2.7	2,141,520
Others	Korea International Trade Association and others	3.4	6,491,965

Sub-total			10,193,863

Borrowings in foreign currencies
Borrowings in foreign currencies	Zuercher Kantonal Bank and others	3.8	9,854,587
Offshore borrowings in foreign currencies			5,838

Sub-total			9,860,425

Bills sold		1.7	129,237
Call money	Banks	1.1	5,957,183
Bonds sold under repurchase agreements			6,321,275
Present value discount			(6,976)

Total			32,455,007

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
	Interest rate (%)	Amount	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.5 ~ 10.5	21,757,317	0.6 ~ 10.1	27,304,599	1.6 ~ 9.4	30,635,763
Subordinated bonds	5.9 ~ 7.6	7,316,553	5.1 ~ 10.3	1,639,927	4.5 ~ 11.5	1,680,968
Other bonds	—	244,892	—	215,137	—	312,501

Sub-total		29,318,762		29,159,663		32,629,232

Discounts on bond		(52,929)		(49,023)		(55,253)

Total		29,265,833		29,110,640		32,573,979

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	4,393,138	—	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	12,956,506	21,532,318	34,488,824

	December 31, 2010
	Banks	Non-banks	Total
Borrowings in local currency	1,945,741	7,959,226	9,904,967
Borrowings in foreign currencies	5,608,604	4,459,368	10,067,972
Call money	6,072,523	—	6,072,523
Bonds sold under repurchase agreements	139,200	7,937,537	8,076,737

Total	13,766,068	20,356,131	34,122,199

	January 1, 2010
	Banks	Non-banks	Total
Borrowings in local currency	1,966,965	8,226,898	10,193,863
Borrowings in foreign currencies	6,093,560	3,766,865	9,860,425
Call money	5,957,183	—	5,957,183
Bonds sold under repurchase agreements	232,100	6,089,175	6,321,275

Total	14,249,808	18,082,938	32,332,746

Borrowings from the Bank of Korea are 1,089,170 million Won, 1,222,739 million Won and 1,560,378 million Won as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively.

22. Provision

(1)	Provision is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Asset retirement obligation	20,662	25,958	23,728
Provision for guarantee (*1)	464,687	309,721	293,321
Provision for unused commitments	134,530	168,239	202,980
Provision for credit card points	1,387	11,421	11,664
Other provision (*2)	271,042	245,716	161,828

Total	892,308	761,055	693,521

(*1)	Provision for guarantee is including provision for financial guarantee of 200,246 million Won, 90,325 million Won and 207,188 million Won as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively.
(*2)	Other provision is including provision for litigations.

(2)	Changes in provision except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provision provided	156,749	5,317	9,342	47,583	218,991
Provision used	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

	For the year ended December 31, 2010
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	293,321	202,980	11,664	161,828	669,793
Provision provided	207,059	4,240	22,601	93,224	327,124
Provision used	(22,704)	(40)	(22,844)	20,819	(24,769)
Reversal of unused amount	(167,955)	(38,941)	—	(30,155)	(237,051)

Ending balance	309,721	168,239	11,421	245,716	735,097

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	25,958	23,728
Provision provided	2,335	1,706
Provision used	(488)	(457)
Depreciation	449	1,010
Reversal of unused amount	(176)	(29)
Decrease in restoration costs	(7,416)	—

Ending balance	20,662	25,958

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Retirement benefit obligation are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Projected retirement benefit obligation	365,714	227,729	336,651
Fair value of plan assets	(246,010)	(157,780)	(213,640)

Liability recognized	119,704	69,949	123,011

(2)	Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	227,729	336,651
Service cost	126,281	123,426
Interest cost	11,604	10,364
Actuarial loss	21,756	1,228
Foreign currencies translation adjustments	103	3
Retirement benefit paid	(20,476)	(132,668)
Curtailment or settlement	(1,565)	(116,387)
Others	282	5,112

Ending balance	365,714	227,729

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	157,780	213,640
Expected return plan assets	8,211	7,948
Actuarial loss	(2,037)	(1,127)
Employer’s contributions	89,125	78,440
Retirement benefit paid	(7,736)	(27,143)
Curtailment or settlement	(1,265)	(113,425)
Others	1,932	(553)

Ending balance	246,010	157,780

(4)	Plan assets consist of mainly deposits which accounts for 68.89%, 67.78% and 34.71% of plan asset as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively. Among plan asset, realized return on plan assets are 6,174 million Won and 6,821 million Won of plan asset for the years ended December 31, 2011 and December 31, 2010, respectively.

(5)	Past service cost, interest cost, expected return on plan asset, actuarial loss and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Service cost	126,281	123,426
Interest expense	11,604	10,364
Expected return on plan assets	(8,211)	(7,948)
Actuarial loss	23,793	2,355
Loss on the curtailment or settlement	(300)	(2,962)

Total	153,167	125,235

(6)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate	4.76%	5.65%	5.31%
Inflation rate	2.30%	3.20%	3.20%
Expected rate of return on plan assets	4.49%	4.24%	5.85%
Future wage growth rate	5.31%	5.74%	5.85%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Other financial liabilities:
Payables	7,431,428	3,615,878	3,318,017
Accrued expenses	3,374,174	2,765,446	2,464,068
Borrowings from trust accounts	2,485,088	2,089,772	2,815,956
Refundable lease deposits	184,886	165,701	126,297
Agency business revenue	211,227	295,472	268,598
Foreign exchange payables	696,505	581,934	376,713
Domestic exchange payables	3,109,576	174,374	462,782
Miscellaneous liabilities	1,590,825	1,959,751	1,394,318

Sub-total	19,083,709	11,648,328	11,226,749

Other liabilities:
Income in advance	264,121	253,311	249,638
Other miscellaneous liabilities	305,662	145,880	554,856

Sub-total	569,783	399,191	804,494

Total	19,653,492	12,047,519	12,031,243

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011
		Assets				Liabilities
	Nominal Amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,582,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,763,127	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long option	1,957,680	—	—	—	396,268	—	—	—	—
Short option	1,890,912	—	—	—	—	—	—	—	26,938
Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long stock	740,808	—	—	—	59,092	—	—	—	—
Short stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,676,184	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

	December 31, 2010
	Notional amount	Assets			Liabilities
		Fair value hedge	Cash flow hedge	For trading	Fair value Hedge	Cash flow hedge	For trading
Interest rate:
Interest rate forwards	206	—	—	7	—	—	4
Interest rate swap	206,565,312	131,511	—	1,288,788	3,743	1,596	1,474,766
Interest rate futures	31,020	—	—	—	—	—	—
Long interest options	4,225,000	—	—	61,558	—	—	—
Short interest options	5,076,534	—	—	—	—	—	43,398
Currency:
Currency forwards	32,425,079	—	—	957,306	—	—	416,464
Currency swaps	25,437,435	—	—	1,191,928	—	—	1,370,882
Currency futures	917,157	—	—	—	—	—	—
Long option	2,360,647	—	—	421,959	—	—	—
Short option	2,295,334	—	—	—	—	—	57,548
Stock Index:
Stock index futures	54,063	—	—	—	—	—	—
Long stock	609,802	—	—	130,509	—	—	—
Short stock	1,412,681	—	—	—	—	—	238,912
Stock index swaps	2,274,040			64,751			7,659
Others:
Long option	87,081	—	—	15,940	—	—	—
Short option	104,176	—	—	—	—	—	12,267
Other forwards	198,172	—	—	6,065	—	—	5,496
Other swaps	312,150	—	—	23,795	—	—	22,279
Other futures	298	—	—	13	—	—	—

Total	284,386,187	131,511	—	4,162,619	3,743	1,596	3,649,675

	January 1, 2010
	Notional amount	Assets			Liabilities
		Fair value hedge	Cash flow hedge	For trading	Fair value hedge	Cash flow hedge	For trading
Interest rate:
Interest rate swaps	139,037,226	107,490	—	1,233,085	28,908	12,328	1,390,733
Interest rate futures	29,327	—	—	—	—	—	—
Long interest rate options	6,013,380	—	—	76,513	—	—	—
Short interest rate options	6,164,964	—	—	—	—	—	60,606
Currency:
Currency forwards	40,721,112	—	—	1,519,032	—	—	669,167
Currency swaps	20,229,949	—	—	1,098,740	—	—	1,715,106
Currency futures	796,711	—	—	—	—	—	—
Long currency options	3,072,315	—	—	602,699	—	—	—
Short currency options	3,220,937	—	—	—	—	—	114,359
Stock Index:
Stock index futures	185,930	—	—	—	—	—	—
Long stock index options	567,895	—	—	71,319	—	—	—
Short stock index options	2,173,771	—	—	—	—	—	461,698
Stock index swaps	2,142,525	—	—	67,151	—	—	236,941
Others:
Long option	304,145	—	—	20,485	—	—	—
Short option	366,697	—	—	—	—	—	23,006
Other forwards	82,213	—	—	1,660	—	—	1,246
Other swaps	875,694	—	—	48,624	—	—	228,698
Other futures	5,753	—	—	338	—	—	462

Total	225,990,544	107,490	—	4,739,646	28,908	12,328	4,902,022

Derivatives held for trading purpose are classified into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Gains or losses from hedged items	(191,961)	(121,565)
Gains or losses from hedging instruments	173,252	76,923
Ineffective gains and losses of foreign hedging activities	705	804

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	30,869	—
New transactions
Financial assets at FVTPL	2,618	(38,388)
Financial liabilities at FVTPL	54,687	75,802

Sub-total	57,305	37,414

Amounts Recognized in profits and losses
Financial assets at FVTPL	7,797	4,717
Financial liabilities at FVTPL	(41,239)	(11,262)

Sub-total	(33,442)	(6,545)

Ending balance	54,732	30,869

Although no observable elements were available in market transaction to fair value the financial instruments, valuation techniques were utilized to fair value such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in profits and losses and the details.

27. Common Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares	806,015,340 shares

As of December 31, 2011, December 31, 2010 and January 1, 2010, the Group holds 1,999 shares (14 million Won), 2,561 shares (18 million Won), 2,560 shares (18 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Capital in excess of par value	109,025	109,025	109,025
Other capital surplus	66,743	71,080	71,448

Total	175,768	180,105	180,473

28. Hybrid Securities

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	Amount
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000
Expense of issuance				(990)

				309,010

Although these instruments have a contractual maturity date, November 22, 2041 and stipulated contractual interest payments, the contractual agreements allow Group to indefinitely extend the the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. In addition, the Group has the ability to not pay dividends on ordinary stock and there are no other agreements that would require the Group to pay interest on the hybrid securities.

29. Other Equity

(1)	Other equity is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Other comprehensive income:
Gain on valuation of AFS financial assets	647,482	1,051,219	1,257,695
Gain on equity of jointly controlled entities and associates	4,940	24,970	46,081
Loss on FX translation on overseas operations	(2,772)	(16,221)	(378)
Gain (loss) on cash flow hedges	4,336	1,187	(5,112)

Sub-total	653,986	1,061,155	1,298,286

Treasury shares	(14)	(18)	(18)
Other capital adjustments	(67,551)	(59,118)	(54,172)

Total	586,421	1,002,019	1,244,096

(2)	Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Beginning balance	Others	Reclassification	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,051,219	100,201	(576,844)	72,906	647,482
Gain on equity of jointly controlled entities and associates	24,970	(1,555)	(24,787)	6,312	4,940
Loss on FX translation on overseas operations	(16,221)	15,244	—	(1,795)	(2,772)
Gain on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

	For the year ended December 31, 2010
	Beginning balance	Others	Reclassification	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,257,695	257,794	(534,883)	70,613	1,051,219
Gain on equity of jointly controlled entities and associates	46,081	(27,189)	—	6,078	24,970
Loss on FX translation on overseas operations	(378)	(15,995)	—	152	(16,221)
Gain (loss) on cash flow hedges	(5,112)	11,899	(3,994)	(1,606)	1,187

Total	1,298,286	226,509	(538,877)	75,237	1,061,155

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Legal reserves	1,005,401	885,903	783,301
Voluntary reserves	8,256,000	7,379,000	6,539,000
Retained earnings carried forward	3,161,321	2,224,436	1,958,046

	12,422,722	10,489,339	9,280,347

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Beginning balance	10,489,339	9,280,347
Net income	2,136,828	1,288,856
Dividends on common stock	(201,503)	(80,601)
Dividends on hybrid securities	(1,942)	—
Others	—	737

Ending balance	12,422,722	10,489,339

31. Regulatory Planned Provision for Bad Debts

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated provision for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for bad debts.

(1)	Balances of the regulatory planned reserve for bad debt are 1,351,766 million Won and 553,010 million Won as of December 31, 2011 and 2010, respectively.

(2)	Reserve, net income attributable to shareholders and earning per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the years ended December 31
	2011	2010
Regulatory planned provision for bad debts	(798,756)	(553,010)
Net income after the planned reserve provided	1,338,072	735,846

Earnings per share after the planned reserve provided (*)	1,658	913

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group paid 201,503 million Won (250 Won per share) and is about to pay 201,503 million Won (250 Won per share) for the years ended December 31, 2011 and 2010, respectively.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	143,280	222,403
Financial institutions	160,856	154,922
Corporates	128,533	130,150
CP	111,114	80,447
Beneficiary certificates	11,242	5,950
Interest of other FVTPL financial assets	104,520	100,915

Sub-total	659,545	694,787

AFS financial assets:
Debt securities
Korean treasury and government agencies	158,953	140,849
Financial institutions	212,053	195,542
Corporates	95,408	72,906
Asset-backed securities	1,826	9,550
Foreign governments	5,817	10,924
Beneficiary certificates	1,067	1,799
Interest of other AFS financial assets	4,644	4,695

Sub-total	479,768	436,265

HTM financial assets:
Debt securities
Korean treasury and government agencies	326,630	208,842
Financial institutions	261,841	416,257
Corporates	282,268	165,090
Asset-backed securities	709	—
Foreign governments	8,306	10,568

Sub-total	879,754	800,757

Loans and receivables:
Interest on deposits	169,268	116,059
Interest on loans	12,725,160	11,876,850
Interest of other receivables	131,351	132,509

Sub-total	13,025,779	12,125,418

Total	15,044,846	14,057,227

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Interest on deposits due to customers	5,298,071	4,976,121
Interest on borrowings	815,043	728,077
Interest on debentures	1,551,286	1,807,874
Other interest expense	118,401	122,010

Total	7,782,801	7,634,082

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Banking fees:
Banking fees (*)	814,677	750,066
Guarantee fees	104,327	111,132
Fees from project financing	27,080	21,004

Sub-total	946,084	882,202

Other fees:
Credit card fees	39,656	16,624
CMA management fees	5,553	6,131
Lease	12,854	25,626
Brokerage fees	650,155	630,540
Others	120,132	126,916

Sub-total	828,350	805,837

Total	1,774,434	1,688,039

(*)	Banking fees are including agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Fees paid	121,029	106,894
Credit card commission	384,503	368,042
Brokerage commission	60,821	89,778
Others	12,589	7,551

Total	578,942	572,265

35. Dividends

Dividends recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Dividend of financial assets at FVTPL	46,036	38,770
Dividend of AFS financial assets	156,969	162,010

Total	203,005	200,780

36. Gain (Loss) on Financial Assets at FVTPL

(1)	Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	12,212	(24,347)
Gain (loss) on transaction of securities	(27,878)	245,315
Gain on valuation of securities	41,780	93,172

Sub-total	26,114	314,140

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(84,074)	(128,998)
Currency derivatives	83,215	(41,969)
Stock equity derivatives	5,163	178,493
Other derivatives	6,681	20,077

Sub-total	10,985	27,603

Gain (loss) on valuation of derivatives
Interest rate derivatives	50,563	(143,946)
Currency derivatives	37,539	137,499
Stock equity derivatives	(223,142)	118,135
Other derivatives	(17,451)	(12,507)

Sub-total	(152,491)	99,181

Total	(115,392)	440,924

(2)	Gain (loss) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Gain (loss) on redemption of securities	17,743	114,249
Gain (loss) on transaction of securities	(593)	1,130
Gain (loss) on valuation of securities	(73,778)	(3,192)
Gain (loss) on transaction of other financial assets designated at FVTPL	(117,616)	(337,346)
Gain (loss) on valuation of other financial assets designated at FVTPL	409,039	(183,075)

Total	234,795	(401,850)

37. Gain (Loss) on Available-for-sale Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Gain (loss) on redemption of securities	(267)	8,715
Gain on transaction of securities	1,338,821	1,102,871
Impairment loss or reversal of impairment on securities	(265,677)	(38,117)

Total	1,072,877	1,073,469

38. Impairment Losses for Loans, Other Receivables, Guarantees and Unused Commitment

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Bad debt expenses	2,240,657	3,007,446
Reversal of provision for loan losses and receivables	(78,032)	(138,906)

Sub-Total	2,162,625	2,868,540

Provision for guarantee	156,749	207,059
Reversal of provision for guarantee	(16,715)	(167,955)

Sub-Total	140,034	39,104

Provision for unused commitment	5,317	4,240
Reversal of provision for unused commitment	(39,049)	(38,941)

Sub-Total	(33,732)	(34,701)

Total	2,268,927	2,872,943

39. Other Net Operating Income (Expense)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Gain on transaction of FX	8,292,591	7,585,168
Gain on translation of FX	46,882	41,073
Rental fee income	16,520	18,511
Gain on transactions of loans and receivables	62,157	173,231
Gain on disposal of investment in jointly controlled entities and associates	61,071	175
Gain on disposal of premises and equipment and other assets	74,140	12,145
Reversal of impairment loss of premises and equipment and other assets	791	3,146
Gain on transactions of derivatives	233	7,684
Gain on valuations of derivatives	187,038	121,434
Gain on fair value hedged items	3,876	36,691
Reversal of other provisions	8,350	30,185
Others	101,343	75,646

Total	8,854,992	8,105,089

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Administrative expenses	3,782,439	3,321,790
Loss on transaction of FX	8,185,494	7,321,097
Loss on translation of FX	35,226	63,830
Contribution to miscellaneous funds	357,801	338,568
KDIC deposit insurance fees	247,596	211,583
Donation	61,553	80,862
Loss on transactions of loans and receivables	231,116	205,677
Loss on disposal of joint controlling entity and associates	40	69
Loss on disposal of premises and equipment and other assets	6,247	8,055
Impairment loss of premises and equipment and other assets	18,875	15,331
Loss on transactions of derivatives	5,641	27,525
Loss on valuations of derivatives	8,378	24,670
Loss on fair value hedged items	195,837	158,256
Other provision	59,260	117,531
Others	82,793	120,696

Total	13,278,296	12,015,540

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Short term employee benefits	1,621,347	1,394,473
Retirement benefit service costs	158,188	125,862
Fringe benefits	389,055	349,771
Depreciation and amortization	273,607	267,124
Rent	232,733	225,457
Taxes and dues	165,468	148,785
Service charges	200,503	176,647
IT expenses	112,742	102,901
Telephone and communication expenses	69,501	65,960
Operating promotion expenses	67,517	57,583
Advertising	118,627	110,556
Printing	16,612	16,856
Traveling expenses	16,589	14,777
Supplies	11,469	10,716
Insurance premium	7,740	8,481
Others	320,741	245,841

Total	3,782,439	3,321,790

40. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Current tax expense
Current tax expense in respect of the current year	632,342	493,046
Adjustments ecognized in the current period in relation to the current tax of prior periods	5,360	(56,296)

Sub-total	637,702	436,750

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	26,622	(13,866)
Deferred tax reclassified from other comprehensive income to net income	79,769	75,237

Sub-total	106,391	61,371

Income tax expense	744,093	498,121

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Net income before income tax expense	3,177,373	2,098,795
Tax calculated at statutory tax rate (24.2%)	768,898	507,882
Adjustments
Effect of income that is exempt from taxation	(102,971)	(56,917)
Effect of expenses that are not deductible in determining taxable profit	87,922	102,922
Effect on deferred tax balance due to the change in income tax rate	(12,856)	(10,471)
Adjustments ecognized in the current period in relation to the current tax of prior periods	5,360	(56,296)
Others	(2,260)	11,001

Sub-total	(24,805)	(9,761)

Income tax expense	744,093	498,121

Effective tax rate	23.42%	23.73%

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Temporary differences to be charged to income tax expense:
Securities	1,017,991	584,188	793,103
Gain (loss) on valuation using the equity method of accounting	190,240	57,881	191,137
Gain (loss) on valuation of derivatives	(705,273)	(473,138)	(271,392)
Accrued income	(534,800)	(395,947)	(115,581)
Provision for loan losses	41,283	386,447	(626,642)
Loan and receivables written off	37,996	258,657	280,565
Loan origination costs and fees	(215,413)	(158,788)	(126,888)
Deposits with employee retirement insurance trust	(218,168)	(132,759)	(184,896)
Provision for guarantee	276,002	232,053	350,923
Other provision	410,571	427,896	393,885
Others	31,851	43,030	299,992

	332,280	829,520	984,206

Temporary differences to be charged to equity:
Gain (loss) on valuation of AFS securities and others (*)	(1,025,915)	(1,491,095)	(1,833,081)

Total temporary differences	(693,635)	(661,575)	(848,875)

Unrealizable temporary differences	41,741	6,017	5,613
Realizable temporary differences	(735,376)	(667,592)	(854,488)

Net deferred tax assets (liabilities)	(180,451)	(153,829)	(167,695)

(*)	Temporary differences to be charged to accumulated other comprehensive income are shown in Note 29-(2).

(4)	Unrecognised deductible temporary differences and unused tax losses are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Unrecognized deferred tax assets
Provision for loan losses	41,741	6,017	5,613
Unused tax losses	235,404	241,730	508,146

Sub-total	277,145	247,747	513,759

The unused tax losses of 12,562 million Won, 172,203 million Won and 50,639 million Won will be expired at the end of the year of 2013, 2019 and 2020, respectively.

(5)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Current tax assets	56,570	9,568	28,203
Current tax liabilities	274,257	173,960	127,871

(6)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets	79,980	58,705	74,101
Deferred tax liabilities	260,431	212,534	241,796

Net deferred tax liabilities	(180,451)	(153,829)	(167,695)

41. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the years ended December 31
	2011	2010
Net income attributable to common shareholders	2,136,828	1,288,856
Dividends to hybrid securities	(1,942)	—
Net income attributable to common shareholders	2,134,886	1,288,856
Weighted average number of common shares outstanding	806,012,901 shares	806,012,779 shares
Basic EPS	2,649	1,599

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2011 and 2010, respectively.

42. Contingent Liabilities and Commitments

(1) Guarantees (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Confirmed guarantees
Guarantee for debenture issuances	135	41,594	46,762
Guarantee for loans	290,799	177,276	170,774
Acceptances	840,437	771,313	844,035
Guarantee in acceptances imported goods	142,073	132,667	122,032
Other confirmed guarantees	10,297,667	9,122,841	9,593,100

Total	11,571,111	10,245,691	10,776,703

Unconfirmed guarantees
Local letter of credit	1,003,258	962,904	828,703
Letter of credit	4,837,106	5,504,962	5,622,149
Other unconfirmed guarantees	3,133,110	3,678,567	4,709,636

Total	8,973,474	10,146,433	11,160,488

CP purchase commitments and others	6,157,569	4,616,656	4,196,972

(2) Loan commitments and others (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Loan commitments	88,400,600	82,941,133	77,333,904
Other commitments	9,154,660	10,306,693	9,806,877

(3) Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
	As plaintiff	As dependent	As plaintiff	As dependent	As plaintiff	As dependent
Number of cases	804 cases	292 cases	978 cases	241 cases	1,220 cases	274 cases
Amount of litigation	1,144,087	788,852	924,197	426,551	867,198	274,190
Provision for litigations	—	261,508	—	221,149	—	63,154

As of December 31, 2011, major lawsuits which the Group is facing, are due to division of structured finance’s financial incident of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (Kyongnam Bank), payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (Woori Bank), and reimbursement of advances of Hanley Shipping INC amounting to 37,000 million Won (Woori Bank).

Sues from the electronic reminder (payment orders for unpaid credit card receivables to individuals) are not included on the sues list as of December 31, 2011, December 31, 2010 and January 1, 2010, and about that, there are no significant effects on the financial statements as of December 31, 2011, December 31, 2010 and January 1, 2010.

43. Lease

(1) Operating lease

Minimum lease payments’ collection under the operating lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
	Local currencies	Foreign currencies	Local currencies	Foreign currencies	Local currencies	Foreign currencies
1 year	155	1,844	1,619	2,330	15,817	2,289
2 years	66	—	186	1,821	1,546	2,389
3 years	—	—	89	—	21	1,867

Total	221	1,844	1,894	4,151	17,384	6,545

(2) Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
1 year	301,025	279,276	213,356
2 years	242,867	221,595	173,755
3 years	152,402	155,550	111,186
4 years	23,000	31,933	17,453
5 years	3,715	10,692	4,246

Gross investment in lease	723,009	699,046	519,996
Unrealized interest revenue	(78,463)	(81,307)	(49,132)

Net investment in lease	644,546	617,739	470,864
Receivables of cancellable lease	673	444	1,454
Costs of finance lease	16,545	13,688	7,335

Receivables of finance lease	661,764	631,871	479,653
Provision for losses	(3,831)	(4,240)	(4,565)

Total	657,933	627,631	475,088

(3) Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Within 1 year	34,151	37,546	46,986
From 1 to 5 years	48,535	35,658	55,678
Sub - total	82,686	73,204	102,664
Present value discount	(5,767)	(4,223)	(6,447)

Present value	76,919	68,981	96,217

44. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1) Related parties

Government related entity: (Ultimate controlling party)	KDIC

Jointly controlled entities:	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity First and Woori Renaissance Holdings

Associates:	Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd, Korea Finance Security, Kumho Tires Co., Inc, LIG E&C Co., Ltd., Hyunjin Co., Ltd., Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa, Sempio Foods Co., Ltd, Seoul Lakeside Co., Ltd, United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 18 SPCs for the rest.

(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Government related entity (KDIC)
Other financial assets	862,919	676,102	271,419
Deposits liabilities	115,000	95,000	124,582
Other financial liabilities	208	441	42
Other liabilities	690	840	1,110
Jointly controlled entities
AFS financial assets	34,704	514	10
Loans and receivables	8,428	8,341	1,391
Other assets	83	94	87
Deposits liabilities	4,217	8,616	520
Other financial liabilities	691	792	803
Other liabilities	234	234	569
Associates
AFS financial assets	25,557	16,606	402
Loans and receivables	415,334	382,212	29,923
Other assets	—	—	402
Deposits liabilities	75,070	13,274	7,403
Provision	1,907	1,629	—
Other financial liabilities	371	352	32
Other liabilities	288	8	3

(3) Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Government related entity
Interest income	6,562	5,865
Interest expense	2,264	2,711
Other operating loss	1,455	1,970
Jointly controlled entities
Fee income	17,569	14,729
Other operating income	4,911	3,283
Interest expense	27	165
Fees and commissions expense	25	28
Other operating loss	167	212
Associates
Interest income	17,047	14,222
Fee income	7,744	5,835
Other operating gain	15,075	11,924
Interest expense	1,569	620
Fees and commissions expense	10	—
Other operating loss	193	126

(4) Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Kumho Tires Co., Inc.	4,844	4,844	8,851	Unconfirmed guarantees
"	660	819	663	Endorsed notes
"	17,303	17,146	—	Commitments on loss sharing
"	18,091	15,889	2,054	Letter of credit
Sempio Foods Co., Ltd.	575	1,802	744	Letter of credit
Hyunjin Co., Ltd.	287	—	—	Confirmed acceptances and guarantees

(5) Management compensation is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Short term benefits	26,298	24,570
Severance payments	1,372	1,345

45. Business Combination

The Company established Woori FG Savings Bank Co., Ltd. by funding 110 billion Won of capital at March 2, 2011. On March 11, 2011, the Company entered into an agreement with KDIC to acquire assets and liabilities from Samhwa Saving Bank Co., Ltd. Subsequently, on March 16, 2011, Samhwa Saving Bank Co., Ltd. transferred its assets and liabilities to Woori FG Saving Bank Co., Ltd. in accordance with the agreement.

Acquiree	Samhwa Savings Bank Co., Ltd.
Date of acquisition	March 16, 2011
The method of obtaining control over the transferred assets and liabilities	Acquisition of assets and liabilities of the acquiree after establishing Woori FG Savings Bank
Expected effects from the acquisition	a. Acquiring a savings bank license

b. Operating synergy by acquiring another financial institution which is capable of absorbing various levels of customers

c. Obtaining the advantage over other regions where the acquiree had operated

(1) Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

Amount
Financial assets at FVTPL	3,168
AFS financial assets	10,255
HTM financial assets	376
Loans and receivables	634,929
Intangible assets (*)	10,915
Other assets	175

Total assets	659,818

Deposits due to customers	745,580
Other financial liabilities	33,287
Other liabilities	235

Total liabilities	779,102

Net liabilities acquired	119,284
KDIC payment	(80,000)
Consideration	—

Goodwill recorded	39,284

(*)	10,915 million Won of the customer-related intangible asset (core deposit) was recognized in intangible assets.

46. Operating Income (Expense)

The items reclassified from non-operating income or expense under Korean Generally Accepted Accounting Principles (“K-GAAP”) to operating income or expense under K-IFRS are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011	2010
Gain (loss) on disposal of premises and equipment and other assets	65,520	(3,170)
Rent	13,508	13,598
Donations	61,553	80,862
Other non-operating income	76,930	34,114

47. Transition Effects of K-IFRS

The effects on the financial position of the Group, results of its operations and its cash flows due to both accounting policies adopted by the Group for the preparation of its consolidated financial statements under K-IFRS and the transition from K-GAAP to K-IFRS, are as follows:

(1)	Significant differences on accounting policies between K-IFRS and K-GAAP

Classification		K-IFRS	Korean GAAP
First time of K-IFRS	Business Combination	K-IFRS 1103 Business Combinations retrospectively to past business combinations incurred prior to the transition date was not elected.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as their deemed cost.	Not applicable

	Accumulated foreign currencies translation	Accumulated foreign currencies translation adjustments as of the transition date are reset to ‘zero.’	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1039 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of AFS financial assets or financial assets/liabilities at FVTPL is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation payment	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

	Decommissioning and restoration liabilities included in the cost of tangible assets	Changes in a decommissioning and restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Classification	K-IFRS	Korean GAAP
Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for SPEs that meet certain criteria.

Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with the straight-line method within 20 years and impairment testing

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, HTM securities and loan and receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities.	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and HTM securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. HTM financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, AFS securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.

Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded.

(It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Fees or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Evaluation of Fixed Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Classification	K-IFRS	Korean GAAP
Changes in Depreciation Methods	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership Deposit	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity Classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign Currencies Translation	Closing rates are used in translating the assets and liabilities of the consolidated statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for the period are used in translating the consolidated statements of comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the consolidated statement of financial position and the consolidated statements of comprehensive income.

(2)	Changes in consolidation scope

Change in consolidated scope due to adoption of K-IFRS at the date of transition, January 1, 2010, is as follow:

Classification	Reason	Name of the company
Included under K-IFRS	Subject to consolidation as substantially controlled by the Group under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations.	TY Second Asset Securitization Specialty, Kumho Trust 1st Co., Ltd., Asiana Saigon, An-Dong Raja 1st Co., Ltd., Swan SF Co., Ltd., Consus 8th LLC, Wooriship Mortgage 2nd Securitization Specialty, KAMCO Value Recreation 1st Securitization Specialty Co., Ltd., Woori Frontier Private Equity Securities, Woori Frontier Private Equity Securities Series D, Woori Frontier Private Equity Securities Series E, Woori More Conduit Co., Ltd.(M), Woori More Conduit Co., Ltd. Series A, Woori More Conduit Co., Ltd. Series B, Woori More Conduit Co., Ltd. Series C, Woori IB Global Bond Co., Ltd., Purun Woori 1st Securitization Specialty Co., Ltd., Hyundai Glory Co., Ltd., KDB Capital First ABCP Co., Ltd., Vivaldi HL First ABCP Co., Ltd., Change up Series B, KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd., Euro Quant 2nd Co., Ltd., Hybrid 1st LLC, Consus 6th LLC, Hiking-Woori Capital, KIB invest, LLC, Hub 1st Co., Ltd., Hub Invest 2nd Co., Ltd., Woori Auto second Asset Securitization Specialty, Purun Woori 3rd Securitization Specialty Co., Ltd., Korea BTL Infrastructure Fund

Included under K-IFRS	Subject to consolidation as substantially controlled by the Group under K-IFRS, however, it was excluded from consolidation under K-GAAP due to lack of incorporation.	My Asset Private Equity Ace Securities 26th, Eugene Best Plan Private Equity Securities 31st, Prudential Private Equity Investment Trust 2nd, Consus Private Equity Securities Investment Trust 12th, KTB Smart 90 Private Equity Securities 4th, Woori Frontier Alpha Quant Private Equity 2nd, KTB Smart 90 Private Equity Securities 2nd, Mirae Asset Maps Alpha Arbitrage Private Equity, Eugene Pride Private Equity Securities Investment Trust 2nd (Bond), Yuri WB Private Equity Securities Investment Trust 1st (Bond), Hanvit Open-end High Yield HV-1st, Mid-Term D-2, Trustone Private Equity Securities Investment Trust 1st, GS Asset Distribution Private Equity Securities Investment Trust 1st, Woori Bank (Brain 1st), Woori Bank (Leo 1st), Woori Bank (Leo 2nd), Woori Supreme 1, Woori Bank (Gaul 1), Woori CS Ocean Bridge 7th, Woori Milestone Private Real Estate Fund 1st, Woori Milestone China Real Estate Fund 1st, Haeorum Short-Term 15th, G5 Pro Short-Term 13th, G6 First Class Mid-Term E-20, G15 First Class Mid-Term C-1, G3 First Class Mid-Term B-90, D First Class Mid-term C-151, Golden Bridge Sidus FNH video, Golden Bridge NHN Online Private Equity Investment, Consus Sakhalin Real Estate Investment Trust 1st, Mirae Asset Maps Platinum Alpha 2nd, Wise Private Equity Securities Investment Trust 24th, Woori Partner Plus Private Equity Securities 3rd, Hana UBS Private Equity Securities Investment Trust 8th, Hanwha Smart Private Equity Securities 19th, Woori Frontier Alpha quant Private Equity 3rd, Woori Partner Plus Private Equity Securities 4th, Say New Vesta Private Equity Securities 4th, My Asset Private Equity Ace Securities Investment Trust 28th, GS Gold Scope Private Bond Mix Investment Trust 1st, KTB Market Alpha Private Equity Securities Investment Trust 30-1st, GS Gold Scope Private Equity Securities Investment Trust 4th, Woori Investor Partner Private Equity Securities 1st, Kyongnam Bank (Estar) 2nd, Hana UBS Power Private Equity Securities 5th, Samsung Smart Private Equity Securities Investment Trust 1st, (Domestic) Seoul Dream More Private Equity 3rd, Heungkuk Hiclass 9th, Wise Private Equity Securities Investment Trust 15th, Wise Private Equity Securities Investment Trust 16th, My Private Equity Happy Tomorrow Special 1st, My Asset Manhattan Real Estate Investment Trust 1st, Hanvit High Yield, Hanvit 1.5Y High Yield L-1, Hanvit 2Y High Yield L-1, Twins Subordinated Debt 1th, Hanareum Short-Term L-12, Hanareum Short-Term HI 6, G Hanareum Short-Term HI6, G3 Pro Short-term 13, G4 Pro Short-Term 13, Kyobo First Class Short-Term B910, Kyobo Gulliver Short-Term E-201, Kyobo First Class Mid-Term E-209, Cho Hung Clover HYA1, G1 New Jump Long-Term Bond A-4th, Shinhan Special Long-term L-6, Best Optimax Mid-Term A3, Best Optimax Mid-Term III A1, Best Optimax Long-Term A1, Hanil 18M High Yield L-1, Hanil 24M High Yield L-1, Kyobo First Class Long-Term E-203

Classification	Reason	Name of the company
Included under K-IFRS	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion Won as of the previous fiscal year end	Woori AMC Co., Ltd., Woori F&I Eighth Asset Securitization Specialty, Woori F&I Ninth Asset Securitization Specialty, Woori F&I Eleventh Asset Securitization Specialty, Woori F&I Thirteenth Asset Securitization Specialty, Woori Investment Securities Int'l LTD., Woori Investment Securities America, INC., Woori CBV Securities Corporation, Woori Absolute Partners PTE Ltd., Woori Korindo Securities Indonesia, MARS INS 1st, Woori EL Co., Ltd., Global Technology Investment, High Technology Investment

Excluded under K-IFRS	Classified into a joint venture entity under K-IFRS, however, included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with Act on External Audit of Stock Companies under K-GAAP	Woori Aviva Life Insurance Co., Ltd., Woori Renaissance Holdings

Excluded under K-IFRS	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Group under K-IFRS, however, included in consolidation scope according to the Administrative Instructions of Banking Supervision under K-GAAP	Woori Bank Preservation Trust of principal, Kyongnam Bank Preservation Trust of principal, Kwangju Bank Preservation Trust of principal

(3)	Reconciliations to K-IFRS from Korean GAAP

 Summary of the effects on the statement of financial position at January 1, 2010 (date of transition) is as follows:

(Unit: Korean Won in millions):

	Korean GAAP	Transition effects	K-IFRS	Ref.
Cash and cash equivalents	21,133,831	(15,327,835)	5,805,996	a
Financial assets at FVTPL	25,513,743	(362,218)	25,151,525	b
AFS financial assets	13,623,596	7,713,904	21,337,500	c
HTM financial assets	16,551,746	(598,037)	15,953,709	d
Loans and receivables	202,826,578	8,230,596	211,057,174	e
Investments in jointly controlled entities and associates	968,900	(313,179)	655,721	f
Investment properties	—	746,126	746,126	g
Premises and equipment	2,820,417	274,612	3,095,029	h
Intangible assets	501,689	(186,502)	315,187	i
Other assets	750,819	(265,997)	484,822	j
Current tax assets	22,524	5,679	28,203
Deferred tax assets	190,224	(116,123)	74,101	k
Derivative assets	—	107,490	107,490	l
Assets held for sale	—	28,423	28,423	m

Total assets	284,904,067	(63,061)	284,841,006

Financial liabilities at FVTPL	8,746,732	1,668,338	10,415,070	n
Deposits due to customers	178,660,922	(1,734,054)	176,926,868	o
Borrowings	31,118,699	1,336,308	32,455,007	p
Debentures	36,689,067	(4,115,088)	32,573,979	q
Provisions	798,914	(105,393)	693,521	r
Retirement benefit obligation	163,154	(40,143)	123,011	s
Current tax liabilities	130,326	(2,455)	127,871
Other financial liabilities	11,811,981	(585,232)	11,226,749	t
Other liabilities	735,498	68,996	804,494	u
Deferred tax liabilities	61,643	180,153	241,796	v
Derivative liabilities	—	41,236	41,236	w

Total liabilities	268,916,936	(3,287,334)	265,629,602

Capital stock	4,030,077	—	4,030,077
Capital surplus	179,488	985	180,473	x
Other equity	1,165,165	78,931	1,244,096	y
Retained earnings	8,346,186	934,161	9,280,347	z
Non-controlling interest	2,266,215	2,210,196	4,476,411	aa

Total equity	15,987,131	3,224,273	19,211,404

Transition effects on financial position

a. Cash and cash equivalents

The Group reclassified Money Market Funds (the“MMF”), negotiable Certificate of Deposit (the“CD”), and deposits from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables, respectively. As a result, cash and cash equivalents are decreased by 16,368,374 million Won; along with a increase of 1,040,539 million Won due to the change in the scope of consolidation.

b. Financial assets at FVTPL

The Group set or reclassified some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified hedging derivative assets to separate derivative assets (not assests as at FVTPL). As results, the Group recognized increase of 1,288,466 million Won in financial assets at FVTPL and decrease of 80,897 million Won of derivative assets, respectively. In addition, net asset is decreased by 78,322 million Won due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of embedded derivatives. Furthermore, 1,491,465 million Won of financial assets at FVTPL is decreased due to the change in the scope of consolidation.

c. AFS financial assets

The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of 7,017,690 million Won in AFS financial assets. In addition, a decrease of 17,949 million Won has been recognized due to the difference in the accounting policy of the reversal of impairment loss on equity impairment under K-IFRS and K-GAAP. Furthermore, net asset is increased by 714,163 million Won due to change in scope of consolidation.

d. HTM financial assets

A decreases of 598,037 million Won has been recognized due to change in scope of consolidation.

e. Loans and receivables

The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. In addition, the Group reclassified prepaid rental expense to other assets. As a result, an increase of 8,807,434 million Won has been recognized. Additionally, 427,409 million Won of net asset has increased due to derived differences between scope and calculation method of bad debt allowances. Furthermore, loans and receivables have been decreased by 1,004,247 million Won due to the change in the scope of consolidation.

f. Investments in jointly controlled entities and associates

Some parts of securities under equity method have been reclassified to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of 313,179 million Won in investments in jointly controlled entities and associates.

g. Investment properties

The Group reclassified 542,248 million Won of non-operative premises and equipment under K-GAAP to investment property. Furthermore, investment properties have been increased by 203,878 million Won due to the change in the scope of consolidation.

h. Premises and equipment

The Group reclassified non-operative premises and equipment under K-GAAP to investment property and also reclassified assets held for sales from premises and equipment to assets held for sale. As a result, a decrease of 549,337 million Won has been recognized in the premises and equipment. In addition, net asset has increased by 851,000 million Won due to the adjustment on acquisition cost of premises and equipment derived from the revaluation of premises and equipment such as lands and buildings, and reserve of provisions for restoration. Furthermore, premises and equipment have been decreased by 27,051 million Won due to the change in the scope of consolidation.

i. Intangible assets

The Group reclassified 55,256 million Won of membership deposits from deposits to intangible assets. Additionally, intangible assets have been decreased by 12 million Won due to adjustment on the valuation and amortization and have been decreased by 241,746 million Won due to the change in the scope of consolidation.

j. Other assets

Other assets have been decreased by 296,693 million Won due to the change in the scope of consolidation. Additionally, 30,696 million Won of other asset is increased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.

k. Deferred tax assets

The Group has recognized a decrease of 116,123 million Won of deferred tax asset due to the variation of assets and liabilities from the differences of standards.

l. Derivative assets

The Group has been reclassified 80,897 million Won of the hedging instruments to derivative assets. In addition, an increase in 24,089 million Won of derivative assets has been recognized due to the differences in the scope of hedge accounting between K-IFRS and K-GAAP. Furthermore, the derivative assets have been increased by 2,504 million Won due to the change in the scope of consolidation.

m. Assets held for sale

The Group reclassified assets held for sale of 23,804 million Won from premises and equipment to assets held for sale. In addition, the assets held for sale have been increased by 4,619 million Won due to the change in the scope of consolidation.

n. Financial liabilities at FVTPL

The Group recorded some bonds as financial liabilities at FVTPL and reclassified financial liabilities at FVTPL to derivative liabilities which are applied to risk hedging accounting. As a result, an increase in1,659,880 million Won of financial liabilities at FVPTL has been recognized. Additionally, 8,458 million Won of financial liabilities at FVPTL has increased due to change in the scope of consolidation.

o. Deposits due to customers

The Group reclassified 239,250 million Won of accrued interest related to CD to deposit due to customers. 1,973,304 million Won of deposits due to customers is decreased due to the change in the scope of consolidation

p. Borrowings

The liabilities have increased by 1,336,308 million Won in Borrowings due to the change in the scope of consolidation.

q. Debentures

The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decrease in 1,709,332 million Won of debentures has been recognized. Additionally, the debentures have been decrease by 2,671,968 million Won due to the reclassification of hybrid equity securities from bond to non-controlling interest and differences in the scope of hedge accounting between K-IFRS and K-GAAP. Furthermore, the debentures have been increased by 266,212 million Won due to the change in the scope of consolidation.

r. Provisions

Provision has been decreased by 47,629 million Won due to the differences between scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the provisions have been decreased by 57,764 million Won due to the change in the scope of consolidation.

s. Retirement benefit obligation

Retirement benefit obligation has been decreased by 7 million Won due to differences between calculation methodology of retired benefit obligation. In addition, the retirement benefit obligation have been decreased by 40,136 million Won due to the change in the scope of consolidation.

t. Other financial liabilities

The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized the accrued interest expense related to CD as deposits due to customers. As a result, an increase of 849,265 million Won in other financial liabilities has been recognized. In addition, the Other financial liabilities have been decreased by 1,266,549 million Won due to the change in the scope of consolidation. Decreased amount of net asset valuation is 167,948 million Won.

u. Other liabilities

The 69,836 million Won of other liabilities have been increased due to the reclassification from advanced rental income and provisions for point rewards earned by credit card customers under K-GAAP, partially to other liabilities and deferred gains and losses among the advanced income for each. In addition, 840 million Won of other liabilities has been decreased due to the change in the scope of consolidation.

v. Deferred tax liabilities

An increase of 180,153 million Won in the deferred tax liabilities has been recognized due to the changes in assets and liabilities which were derived from the differences between K-IFRSand K-GAAP.

w. Derivative liabilities

The Group reclassified risk hedge accounting to derivative liabilities from financial liabilities at FVTPL. As a result, an increase of 49,456 million Won in derivative liabilities has been recognized. In addition, derivative liabilities have been increased by 5,879 million Won due to the difference between K-IFRS and K-GAAP about scope of hedging accounting and decreased by 14,099 million Won due to the change in the scope of consolidation.

x. Capital surplus

Capital surplus has been decreased by 7,007 million Won due to the differences in the recognition of deferred tax asset between K-IFRS and K-GAAP. In addition, the capital surplus has been increased by 7,992 million Won due to the change in the scope of consolidation.

y. Other equity

Other equity has been increased by 78,931 million Won due to the differences in the calculation method of fair valuation of financial assets and its reclassification.

z. Retained earnings

Retained earnings have been increased by 934,161 million Won due to change in the scope of consolidation and differences from K-GAAP to K-IFRS.

aa. Non-controlling interests

The increase of 2,210,196 million Won has been recognized due to the reclassification of hybrid equity securities from debentures to non-controlling interest and change in the scope of consolidation.

‚ Financial position as of December 31, 2010 and operational results for the year ended December 31, 2010 are as follows:

<Financial position as of December 31, 2010>

(Unit: Korean Won in millions):

	Korean GAAP	Transition effects	K-IFRS	Ref.
Cash and cash equivalents	21,380,236	(16,509,127)	4,871,109	a
Financial assets at FVTPL	23,342,622	(1,158,861)	22,183,761	b
AFS financial assets	17,837,389	4,160,495	21,997,884	c
HTM financial assets	20,707,723	(822,164)	19,885,559	d
Loans and receivables	203,116,580	13,675,225	216,791,805	e
Investments in jointly controlled entities and associates	925,115	(180,271)	744,844	f
Investment properties	—	643,271	643,271	g
Premises and equipment	2,886,096	211,282	3,097,378	h
Intangible assets	393,695	(98,559)	295,136	i
Other assets	630,718	(251,857)	378,861	j
Current tax assets	12,358	(2,790)	9,568
Deferred tax assets	195,025	(136,320)	58,705	k
Derivative assets	—	131,511	131,511	l
Assets held for sale	—	87,926	87,926	m

Total assets	291,427,557	(250,239)	291,177,318

Financial liabilities at FVTPL	7,336,796	1,501,485	8,838,281	n
Deposits due to customers	187,009,289	(1,581,664)	185,427,625	o
Borrowings	32,867,935	1,397,727	34,265,662	p
Debentures	33,010,262	(3,899,622)	29,110,640	q
Provisions	1,024,157	(263,102)	761,055	r
Retirement benefit obligation	71,393	(1,444)	69,949	s
Current tax liabilities	176,318	(2,358)	173,960
Other financial liabilities	12,608,626	(960,298)	11,648,328	t
Other liabilities	311,951	87,240	399,191	u
Deferred tax liabilities	92,052	120,482	212,534	v
Derivative liabilities	—	5,339	5,339	w

Total liabilities	274,508,779	(3,596,215)	270,912,564

Capital stock	4,030,077	—	4,030,077
Capital surplus	158,608	21,497	180,105	x
Other equity	887,054	114,965	1,002,019	y
Retained earnings	9,463,067	1,026,272	10,489,339	z
Non-controlling interest	2,379,972	2,183,242	4,563,214	aa

Total capital	16,918,778	3,345,976	20,264,754

Transition effects on financial position

a. Cash and cash equivalents

The Group reclassified MMF, negotiable CD, and deposits from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables. As a result, the cash and cash equivalents are decreased by 17,677,324 million Won; along with an increase of 1,168,197 million Won due to the change in the scope of consolidation.

b. Financial assets at FVTPL

The Group set or reclassified some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified hedging derivative assets to separate derivative assets (not FVTPL). As results, the Group recognized increase of 1,048,270 million Won in financial assets at FVTPL and decrease of 117,109 million Won of derivative assets, respectively. In addition, net asset decreased by 152,116 million Won due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of embedded derivatives. Furthermore, 1,937 906 million Won of financial assets at FVTPL is decreased due to the change in the scope of consolidation.

c. AFS financial assets

The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of 3,728,975 million Won in AFS financial assets. In addition, a decrease of 89,892 million Won has been recognized due to the difference in the reversal of impairment loss on equity investment between K-IFRS and K-GAAP. Furthermore, net asset increased by 521,412 million Won due to change in scope of consolidation.

d. HTM financial assets

A decreases in the 822,164 million Won of HTM financial assets has been recognized due to change in scope of consolidation.

e. Loans and receivables

The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of 13,714,450 million Won has been recognized. Additionally, 357,090 million Won of net asset has increased due to the differences in the scope of bad debt allowance and calculation method. Furthermore, loans and receivables have been decreased by 396,315 million Won due to the change in the scope of consolidation.

f. Investments in jointly controlled entities and associates

Some parts of securities under equity method have been classified to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of 180,271 million Won in investments in jointly controlled entities and associates.

g. Investment properties

The Group has reclassified 494,089 million Won of non-operative premises and equipment under K-GAAP to investment property. Furthermore, investment properties have been increased by 149,182 million Won due to the change in the scope of consolidation.

h. Premises and equipment

The Group reclassified non-operative premises and equipment under K-GAAP to investment property and also reclassified assets held for sales from premises and equipment to assets held for sale. As a result, a decrease of 502,590 million Won has been recognized in the premises and equipment. In addition, net asset has been increased by 861,711 million Won due to the adjustment on acquisition cost of premises and equipment derived from the revaluation of premises and equipment (lands, buildings) and reserve of provisions for restoration. Furthermore, premises and equipment have been decreased by 147,839 million Won due to the change in the scope of consolidation.

i. Intangible assets

The Group reclassified 68,772 million Won of membership deposits from deposits to intangible assets. Additionally, intangible assets have been increased by 3,545 million Won due to the adjustment on the valuation and amortization and have been decreased by 170,876 million Won due to the change in the scope of consolidation.

j. Other assets

Other assets have been decreased by 391,703 million Won due to the change in the scope of consolidation. Additionally, 139,846 million Won of other assets is increased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.

k. Deferred tax assets

The Group has recognized a decrease in 136,320 million Won of deferred tax assets due to the variation of assets and liabilities from the differences of standards.

l. Derivative assets

The Group has been reclassified 117,109 million Won of the hedging instruments to derivative assets. In addition, an increase in 15,159 million Won of derivative assets has been recognized due to the differences in the scope of hedging accounting between K-IFRS and K-GAAP. Furthermore, the derivative assets have been decreased by 757 million Won due to the change in the scope of consolidation.

m. Assets held for sale

The Group reclassified assets held for sale of 41,176 million Won from premises and equipment to assets held for sale. In addition, the assets held for sale have been increased by 46,750 million Won due to the change in the scope of consolidation.

n. Financial liabilities at FVTPL

The Group recorded some bonds as financial liabilities at FVTPL and reclassified financial liabilities at FVTPL to derivative liabilities which are applied to risk hedging accounting. As a result, an increase in 1,429,232 million Won of financial liabilities at FVTPL has been recognized. Additionally, the 72,253 million Won of financial liabilities at FVTPL has been increased due to change in the scope of consolidation.

o. Deposits due to customers

The Group reclassified 107,388 million Won of accrued interest related to CD to deposit due to customers. The 1,689,052 million Won of deposits due to customers is decreased due to the change in the scope of consolidation

p. Borrowings

Borrowings have been increased by 1,397,727 million Won due to the change in the scope of consolidation.

q. Debentures

The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decrease in 1,463,308 million Won of debentures has been recognized. Additionally, the debentures have been decrease by 2,637,548 due to the reclassification of hybrid equity securities from bond to non-controlling interest and differences in the scope of hedge accounting between K-IFRS and K-GAAP. Furthermore, the debentures have been increased by 201,234 million Won due to the change in the scope of consolidation.

r. Provisions

Provision has been decreased by 249,554 million Won due to the differences of the scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the provisions have been decreased by 13,548 million Won due to the change in the scope of consolidation.

s. Retirement benefit obligation

Retirement benefit obligation has been increased by 3,676 million Won due to derived differences between calculation methodology of retired benefit obligation. In addition, the retirement benefit obligation have been decreased by 5,120 million Won due to the change in the scope of consolidation.

t. Other financial liabilities

The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized the accrued interest expense related to CD as deposits due to customers. As a result, an increase of 1,066,491million Won in other financial liabilities has been recognized. In addition, the other financial liabilities have been decreased by 1,889,197 million Won due to the change in the scope of consolidation. Decreased amount of net asset valuation is 137,592 million Won.

u. Other liabilities

92,274 million Won of other liabilities have been increased due to the reclassification from advanced rental income and provisions for point under K-GAAP, partially to other liabilities and deferred gains and losses among the advanced income for each. In addition, 5,034 million Won has decreased due to the change in the scope of consolidation.

v. Deferred tax liabilities

An increase of 120,482 million Won in the deferred tax liabilities has been recognized due to the changes in assets and liabilities which were derived from the differences between K-IFRS and K-GAAP

w. Derivative liabilities

The Group reclassified risk hedge accounting to derivative liabilities from financial liabilities at FVTPL. As a result, an increase of 24,577 million Won in derivative liabilities has been recognized. In addition, derivative liabilities have been decreased by 398 million Won and 18,840 million Won due to the difference in the scope of hedging account between K-IFRS and K-GAAP and due to the change in the scope of consolidation, respectively.

x. Capital surplus

Capital surplus has been decreased by 57,227 million Won due to the differences in the recognition of deferred tax asset between K-IFRS and K-GAAP. In addition, the capital surplus has been increased by 78,724 million Won due to the change in the scope of consolidation.

y. Other equity

Other equity has been increased by 114,965 million Won due to the differences of the calculation method of fair valuation of financial assets and its reclassification.

z. Retained earnings

Retained earnings have been increased by 1,026,272 million Won due to change in the scope of consolidation between K-IFRS and K-GAAP.

aa. Non-controlling interests

The increase of 2,183,242 million Won has been recognized due to the reclassification of hybrid equity securities from debentures to non-controlling interest and change in the scope of consolidation.

<Operational results for the year ended December 31, 2010>

(Unit: Korean Won in millions):

	Korean GAAP	Transition effects	K-IFRS	Ref.
Net interest income	6,463,940	(40,795)	6,423,145
Interest income	14,171,615	(114,388)	14,057,227	a
Interest expense	7,707,675	(73,593)	7,634,082	b

Net fees and commissions income	1,145,544	(29,770)	1,115,774	c
Dividends	84,921	115,859	200,780	d
Gain on financial assets at FVTPL	41,574	(2,500)	39,074	e
Gain on AFS financial assets	833,641	239,828	1,073,469	f
Gain (loss) on HTM financial assets	130	(109)	21
Impairment losses for loans, other receivables, guarantees and unused commitments	2,743,062	129,881	2,872,943	g
Other net operating income (expense)	(4,068,382)	157,931	(3,910,451)	h

Operating income	1,758,306	310,563	2,068,869
Share of profits of jointly controlled entities and associates	36,845	(6,919)	29,926	i

Net income before taxes	1,795,151	303,644	2,098,795
Income tax expense	495,541	2,580	498,121	J

Net income	1,299,610	301,064	1,600,674

Net income attributable to owners	1,194,979	93,877	1,288,856
Net income attributable to the non-controlling interests	104,631	207,187	311,818
Other comprehensive income	(266,495)	30,504	(235,991)	k

Total comprehensive income	1,033,115	331,568	1,364,683

Comprehensive income attributable to owners	927,256	124,469	1,051,725
Comprehensive income of attributable to the non-controlling interests	105,859	207,099	312,958

Transition effects on operational results

a. Interest income

Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an decrease of 41,460 million Won has been recognized in interest income. Furthermore, 72,928 million Won decreased due to the change in the scope of consolidation.

b. Interest expense

The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interest related interest income and is included in net income on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currencies denominated financial liabilities result in a change in interest expense. As a result, a decrease of 54,369 million Won has been recognized in interest expense. Furthermore, interest expense has decreased by 19,224 million Won due to the change in the scope of consolidation.

c. Net fees income

Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of 22,818 million Won has been recognized in net fees income. In addition, 6,952 million Won has decreased due to the change in the scope of consolidation.

d. Dividend income

The Group has recognized an increase of 115,859 million Won due to the variation of the scope of consolidation.

e. Gains on financial assets at FVTPL

Reclassification of financial instruments and fair value measurement result in a change in financial assets accordingly, an increase of 40,537 million Won has been recognized in the gain on financial assets at FVTPL. In addition, 43,037 million Won has decreased due to the change in the scope of consolidation.

f. Gains on AFS financial assets

Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a increase of 131,482 million Won has been recognized in the gain on AFS financial assets. In addition, 108,346 million Won has increased due to the change in the scope of consolidation.

g. Impairment on credit loss

Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, an increase of 75,837 million Won has been recognized in the impairment on credit loss. In addition, 54,044 million Won has increased due to the change in the scope of consolidation.

h. Other operating income (expense)

The exchange rate applied when translating and trading gain or loss on foreign currencies, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense, and defined benefit plan altered other operating income or expense. As a result, an increase of 50,662 million Won has been recognized in other operating income (expense). In addition, 107,269 million Won has increased due to the change in the scope of consolidation.

i. Share of profits of jointly controlled entities and associates

6,919 million Won decreased due to the change in the scope of consolidation.

J. Income tax expense

Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, an increase of 2,580 million Won has been recognized in income tax expense.

k. Other comprehensive income

27,623 million Won has decreased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation. In addition, 58,127 million Won has increased due to the change in the scope of the consolidation.

ƒ Details of cash flow adjustments

In accordance with K-IFRS, the Group adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income, and current tax that were not presented separately under K-GAAP. There is no other significant difference between the statements of cash flows presented under the provisions of K-IFRS and K-GAAP.

48. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.